

ZimVie

ANNUAL REPORT 2023







Our Vision

Everyone deserves to feel better, healthier, and stronger. We create solutions for people to enjoy and experience life.

Our Mission

Advancing clinical technology foundational to restoring daily life.

Our Dedication to Patients



DENTAL
We improve smiles, function, and confidence.



SPINE
We reduce pain, increase mobility, and restore function.







At a Glance



$20B
GLOBAL MARKET OPPORTUNITY

$12B
Global Spine Surgery Market

$8B
Global Tooth Replacement Market

#1 Market Leader in Cervical Disc Replacement

#2 Market Leader in Dental Biomaterials

#1 Market Leader in Vertebral Body Tethering

#4 Market Leader in Premium Dental Implants

To Our
ZimVie Shareholders

In 2023, our team made a great deal of progress executing our corporate strategy while keeping our Mission at the forefront. It was a year intensely focused on a few critical areas — optimizing our operations, reshaping our portfolio of innovation, and driving toward our transformation as a business. Notwithstanding the anticipated external and internal headwinds, the year was marked by a number of milestones.

- We maintained our leadership position in premium dental implants, digital workflows, and biomaterials, in addition to launching 16 dental products in 2023.

- We opened a state-of-the-art ZimVie medical education and training facility in Palm Beach Gardens, Florida.

- We made strategic investments in IT and digitization to expand our eServices platform, making access to our life-changing Dental products and doing business with us more convenient for our customers.

- We continued to develop the motion preservation market for spine patients through advances in cervical disc replacement technology and with FDA approval for a new Mobi-C® Implant and Hybrid Clinical Study, making motion preservation a reality for more patients.

- We held our number one position in vertebral body tethering and celebrated over 2,000 children with scoliosis being treated with The Tether™ Vertebral Body Tethering System.

- We expanded our partnership with Brainlab, a pioneer in the development of digital medical technology, to include co-marketing, and we received FDA clearance for the Vital™ Spinal Fixation System compatibility with Brainlab Spine & Trauma Navigation.

- We paid all 2024 debt principal payments in advance as part of our ongoing initiative to reduce leverage, enabled by improvements in cash collections and reductions in inventory.

- We advanced our Environmental, Social, and Governance (ESG) strategy through a number of global initiatives, reaffirming our commitment to being a responsible and accountable employer and business.

Most significantly, we are advancing our transformational plans to become a pure-play Dental company. We are confident about the value this will deliver to our customers and to you, our shareholders.

On behalf of all of us at ZimVie, I thank you for your support and for sharing our Vision that everyone should enjoy and experience life.

Vafa Jamali
President & CEO



ZimVie **Leadership**

OUR BOARD OF DIRECTORS

     

Dave King
Chairman of the Board, ZimVie, and Former Chairman and Chief Executive Officer, LabCorp

Vafa Jamali
President and Chief Executive Officer, ZimVie

Sally Crawford
Former Chief Operating Officer, Healthsource

Dr. Richard E. Kuntz
Former Senior Vice President, Chief Medical and Scientific Officer, Medtronic

Karen Matusinec
Former Senior Vice President, Treasurer, McDonald's Corporation

Vinit Asar
Executive Chairman of the Board, Hanger

OUR EXECUTIVE LEADERSHIP TEAM

   

Vafa Jamali
President and Chief Executive Officer

Rich Heppenstall
EVP, Chief Financial Officer and Treasurer

Heather Kidwell
SVP, Chief Legal, Compliance, and Human Resources Officer

Indraneel Kanaglekar
SVP, Global Dental President

   

Rebecca Whitney
SVP, Global Spine President

Ann Vu
SVP, Regulatory Affairs, Quality Assurance, and Clinical

Laura Driscoll
VP, Communications

Steve Rondeau
SVP, Chief Information Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-41242

ZIMVIE INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**87-2007795**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
10225 Westmoor Drive	
Westminster, CO	**80021**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (303) 443-7500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ZIMV	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of the Registrant's common stock on The Nasdaq Global Select Market on June 30, 2023, was $295,296,568.

The number of shares of the Registrant's Common Stock outstanding as of February 23, 2024 was 27,083,839.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Form 10-K
Portions of the Proxy Statement with respect to the 2024 Annual Meeting of Stockholders	Part III

ZIMVIE INC.
ANNUAL REPORT

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of federal securities laws, including, among others, any statements about our expectations, plans, intentions, strategies or prospects. We generally use the words "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "assumes," "guides," "targets," "forecasts," "sees," "seeks," "should," "could," "would," "predicts," "potential," "strategy," "future," "opportunity," "work toward," "intends," "guidance," "confidence," "positioned," "design," "strive," "continue," "track," "look forward to" and similar expressions to identify forward-looking statements. All statements other than statements of historical or current fact are, or may be deemed to be, forward-looking statements. Such statements are based upon the current beliefs, expectations and assumptions of management and are subject to significant risks, uncertainties and changes in circumstances that could cause actual outcomes and results to differ materially from the forward-looking statements. These risks, uncertainties and changes in circumstances include, but are not limited to: uncertainties as to the timing of the sale of our spine business and the risk that the transaction may not be completed in a timely manner or at all; the possibility that any or all of the conditions to the consummation of the sale of our spine business may not be satisfied or waived; the effect of the announcement or pendency of the transaction on our ability to retain and hire key personnel and to maintain relationships with customers, suppliers and other business partners; management's attention being diverted from our ongoing business operations due to the sale of our spine business; uncertainties and matters related to the sale of our spine business beyond the control of management; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of our products and services; supply and prices of raw materials and products; pricing pressures from competitors, customers, dental practices and insurance providers; changes in customer demand for our products and services caused by demographic changes or other factors; challenges relating to changes in and compliance with governmental laws and regulations affecting our United States ("U.S.") and international businesses, including regulations of the U.S. Food and Drug Administration ("FDA") and foreign government regulators, such as more stringent requirements for regulatory clearance of products; competition; the impact of healthcare reform measures; reductions in reimbursement levels by third-party payors; cost containment efforts sponsored by government agencies, legislative bodies, the private sector and healthcare group purchasing organizations, including the volume-based procurement process in China; control of costs and expenses; dependence on a limited number of suppliers for key raw materials and outsourced activities; the ability to obtain and maintain adequate intellectual property protection; breaches or failures of our information technology systems or products, including by cyberattack, unauthorized access or theft; the ability to retain the independent agents and distributors who market our products; our ability to attract, retain and develop the highly skilled employees we need to support our business; the effect of mergers and acquisitions on our relationships with customers, suppliers and lenders and on our operating results and businesses generally; a determination by the Internal Revenue Service that the distribution or certain related transactions should be treated as taxable transactions; financing transactions undertaken in connection with the separation and risks associated with additional indebtedness; the impact of the separation on our businesses and the risk that the separation and the results thereof may be more difficult, time consuming and/or costly than expected, which could impact our relationships with customers, suppliers, employees and other business counterparties; restrictions on activities following the distribution in order to preserve the tax-free treatment of the distribution; the ability to form and implement alliances; changes in tax obligations arising from tax reform measures, including European Union ("EU") rules on state aid, or examinations by tax authorities; product liability, intellectual property and commercial litigation losses; changes in general industry and market conditions, including domestic and international growth rates; changes in general domestic and international economic conditions, including inflation and interest rate and currency exchange rate fluctuations; the effects of the COVID-19 global pandemic and other adverse public health developments on the global economy, our business and operations and the business and operations of our suppliers and customers, including the deferral of elective procedures and our ability to collect accounts receivable; and the impact of the ongoing financial and political uncertainty on countries in the Euro zone on the ability to collect accounts receivable in affected countries.

See also Part I, Item 1A, "Risk Factors" for further discussion of certain risks and uncertainties that could cause actual results and events to differ materially from the forward-looking statements. Readers of this Annual Report are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. Forward-looking statements speak only as of the date they are made, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information concerning factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Form 10-K, 10-Q and 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") from time to time.

RISK FACTORS SUMMARY

Our business, financial condition and operating results may be affected by a number of factors, whether currently known or unknown. Any one or more of such factors could directly or indirectly cause our actual financial condition and operating results to vary materially from past or anticipated future financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price. We have provided a summary of some of these risks below, with a more detailed explanation of the risks applicable to us in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report:

Risks Related to the Pending Sale of Our Spine Business

- The pending sale of our spine business (the "Pending Transaction") is subject to various risks, uncertainties and conditions and may not be completed on the terms or timeline currently contemplated, if at all.
- We may be unable to achieve some or all of the benefits that we expect to achieve from the Pending Transaction.
- If the Pending Transaction is completed, we will be a smaller, less diversified company than as we exist today.

Risks Related to Our Business, Operations and Strategy

- Interruption of manufacturing operations could adversely affect our business, financial condition and results of operations.
- Disruptions in the supply of the materials and components used in manufacturing our products or the sterilization of our products by third-party suppliers could adversely affect our business, financial condition and results of operations.
- Our success depends on our ability to effectively develop and market our products against those of our competitors.
- Our restructuring and other cost reduction initiatives may not be successful or we may not fully realize the expected cost savings and/or operating efficiencies from our restructuring initiatives.
- To be commercially successful, we must effectively demonstrate to surgeons, dentists and hospitals the value proposition of our products and procedural solutions compared to those of our competitors.
- If we fail to retain the employees and the independent agents and distributors upon whom we rely to market our products, customers may not buy our products and our results of operations may decline.
- If we do not introduce new products in a timely manner, our products may become obsolete over time, customers may not buy our products and our results of operations may decline.
- If third-party payors decline to reimburse our customers for our products or reduce reimbursement levels, the demand for our products may decline and our ability to sell our products profitably may be harmed.
- We are subject to cost containment measures in the U.S. and other countries, resulting in pricing pressures.
- Disruptions to our business from implementation of our new enterprise resource planning systems adversely impacted our operating results in 2022, and similar disruptions in 2024 or later years could have a material adverse impact on our business, results of operations, financial condition or cash flows.
- Our success largely depends on key personnel and having adequate succession plans in place. We may not be able to attract, retain and develop the highly skilled employees we need to support our business, which could harm our business.
- Public health crises have had, and may continue to have, an adverse effect on certain aspects of our business, results of operations, financial condition, and cash flows.

Financial, Liquidity and Tax Risks

- We have incurred substantial floating rate indebtedness that exposes us to increased costs of servicing our indebtedness as interest rates rise, and we may not be able to generate sufficient cash flows to meet all of our debt obligations, which could materially adversely affect our business, financial condition and results of operations.
- Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on the performance of, and distributions from, our subsidiaries.
- We are exposed to risks of excess and obsolete inventory and we may not realize the expected benefits of our working capital management strategies, which may adversely impact our cash flow and liquidity and result in additional charges.
- We are subject to risks arising from currency exchange rate fluctuations, which can increase our costs, cause our results of operations to decline and expose us to counterparty risks.
- We may be adversely affected by inflation.
- We may have additional tax liabilities.
- Future material impairments in the carrying value of our long-lived or intangible assets would negatively affect our operating results.
- If our independent agents and distributors are characterized as employees, we would be subject to additional liabilities.

Global Operational Risks

- We conduct a significant amount of our sales activity outside of the U.S., which subjects us to additional business risks and may cause our results of operations to decline due to increased costs.

Legal, Regulatory and Compliance Risks

- If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.
- We are subject to costly and complex laws and governmental regulations relating to the development, design, product standards, packaging, advertising, promotion, post-market surveillance, manufacturing, labeling and marketing of our products, non-compliance with which could adversely affect our business, financial condition and results of operations.
- If we fail to comply with healthcare fraud and abuse laws and regulations or anticorruption regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.
- If we fail to comply with data privacy and security laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.
- We are increasingly dependent on sophisticated information technology and if we fail to effectively maintain or protect our information systems or data, including from data breaches, our business could be adversely affected.
- Pending and future product liability claims and litigation could adversely impact our financial condition and results of operations and impair our reputation.
- We bear the risk of warranty claims on our products.
- The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, which could adversely affect our business, results of operations and financial condition.
- We are substantially dependent on patent and other proprietary rights, and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, or prohibit us from enforcing our patent and other proprietary rights against others.
- We are involved in legal proceedings that may result in adverse outcomes.
- Our business involves the use of hazardous materials, and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.
- Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect our financial condition and business operations.

Risks Related to the Separation and Distribution

- If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, Zimmer Biomet, and Zimmer Biomet stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Zimmer Biomet for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.
- U.S. federal income tax consequences may restrict our ability to engage in certain desirable transactions.
- We may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect our financial position, results of operations and cash flows.
- Zimmer Biomet or we may fail to perform under various transaction agreements that were executed as part of the separation, or we may fail to have necessary systems and services in place when certain transaction agreements expire.
- If we are required to pay under our indemnification obligations to Zimmer Biomet, our financial results could be negatively impacted. The Zimmer Biomet indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Zimmer Biomet is allocated responsibility, and Zimmer Biomet may not be able to satisfy its indemnification obligations in the future.
- The allocation of intellectual property rights among us and Zimmer Biomet as part of the separation could adversely impact our competitive position and our ability to develop and commercialize certain future products and services.

Risks Related to Our Common Stock

- If securities or industry analysts do not publish research or publish inaccurate, misleading or unfavorable research about our business, our stock price and trading volume could decline.
- If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.
- The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.
- We do not expect to pay any cash dividends for the foreseeable future.

Table of Contents

PART I

ITEM 1. BUSINESS.

General Overview

ZimVie Inc. ("ZimVie," "we," "us," "our" or the "Company") was incorporated in the State of Delaware on July 30, 2021 as a wholly owned subsidiary of Zimmer Biomet Holdings, Inc. ("Zimmer Biomet" or "Parent"). We were formed solely for the purpose of effecting the distribution of our outstanding shares of common stock on a pro rata basis to holders of Zimmer Biomet common stock and to hold directly or indirectly the assets and liabilities associated with the spine and dental businesses of Zimmer Biomet prior to the distribution. The distribution was completed on March 1, 2022, and resulted in ZimVie becoming a standalone, publicly traded company. Prior to March 1, 2022, ZimVie's financial statements were prepared on a carve-out basis and were derived from Zimmer Biomet's consolidated financial statements and accounting records.

On December 15, 2023, we entered into a definitive agreement to sell our spine business to an affiliate of H.I.G. Capital for $375 million in total consideration, comprised of $315 million in cash, subject to certain customary adjustments as set forth in the agreement, and $60 million in the form of a promissory note that will accrue interest at a rate of 10% per annum, compounded semi-annually, payable in kind. The transaction has been approved by our Board of Directors and is expected to close in the first half of 2024, subject to the satisfaction or waiver of certain closing conditions, including receipt of required regulatory approvals. Because this transaction has not yet closed, we are including discussion of our spine business in this Annual Report as part of descriptions of our historical and current operations. However, as a result of entering into this agreement, the financial information of our spine business is reported on a discontinued operations basis in this Annual Report.

ZimVie is a leading medical technology company dedicated to enhancing the quality of life for dental and spine patients worldwide. We develop, manufacture and market a comprehensive portfolio of products and solutions designed to support dental tooth replacement and restoration procedures and treat a wide range of spine pathologies.

We have leading positions in a number of attractive submarkets of the broader global markets for dental and spine that we serve. Our established commercial infrastructure and large sales force support our meaningful presence in both established and emerging markets. We estimate the global tooth replacement market generated approximately $8 billion in sales in 2023. We are well-positioned in the growing global dental implant, biomaterials and digital dentistry market with a strong presence in the tooth replacement market with market leading positions in certain geographies. Within tooth replacement, our focus is on growing the dental implant, biomaterials and digital dentistry categories. We estimate the global spine surgery market generated approximately $12 billion in sales in 2023. Our broad portfolio addresses all areas of spine with market leadership in cervical disc replacement ("CDR") and vertebral body tethering to treat pediatric scoliosis. Within spine surgery, we believe that minimally invasive surgery ("MIS") and motion preservation solutions represent the highest growth categories.

We operate on a global scale and utilize a network of directly-employed sales representatives, independent sales agents and exclusive distributors to market our products in 70 countries in North America, Europe, Latin America and Asia. We have approximately 2,600 employees globally, with approximately 1,100 employees focusing on sales, marketing and key commercialization activities and approximately 140 employees focusing on research and development ("R&D"). Additionally, we operate six manufacturing sites and devote significant resources to training and educating surgeons and clinicians regarding the proper use, safety and reproducibility of clinical outcomes for our products. Our education and training programs are led by our medical education team and field experts, and integrate training with professional development, enabling us to introduce our innovative products and procedures.

Our Company History

ZimVie was built through the acquisition and integration of over a dozen leading dental and spine businesses and brands over the course of more than 30 years. ZimVie today is the result of the combination of Zimmer, Inc.'s ("Zimmer") and Biomet Inc.'s ("Biomet") spine and dental portfolios in 2015, and the subsequent development of new products and technologies, as well as business development activities.

Our heritage began inside Biomet in 1988 through the acquisition of EBI Medical Systems, Inc., a leader in bone-growth electrical stimulation and external bone fixation markets. In 1999, Biomet entered the dental implant market through its acquisition of Implant Innovations, Inc., and further enhanced its spine portfolio through its acquisition of Lanx, Inc. in 2013, gaining access to two spinal fusion product lines. Zimmer entered the spine and dental markets in 2003 through its acquisition of Centerpulse AG, a pure-play orthopedics company with a leading spine and dental platform.

Following Zimmer's combination with Biomet, Zimmer Biomet acquired LDR Holding Corporation and Medtech SA in 2016 to accelerate the spine business into a leading position in CDR and enter the surgical robotics market. Between 2019 and 2020, the dental business was reshaped through multiple tuck-in acquisitions that expanded digital dentistry capabilities to include guided surgery services with the acquisition of Implant Concierge, LLC, as well as computer aided-design ("CAD")/computer aided-manufacturing ("CAM") software and surgery guide production capabilities with the 3DIEMME Srl acquisition. In 2021, Zimmer Biomet announced the planned distribution of the spine and dental businesses into "ZimVie Inc.", and we became a standalone, publicly-traded company on March 1, 2022.

Our Products and Solutions

We have a long history of developing innovative dental and spine products with extensive input from surgeons and clinicians. Today, our portfolio includes a full range of products designed to treat tooth replacement and restoration procedures, and a wide range of spinal pathologies. Our products and technologies facilitate less-invasive applications across both dental and spine surgery procedures to enable better outcomes.

Dental

We offer a broad product portfolio of surgical, biomaterial and digital hardware and software solutions designed to serve the needs of oral surgeons, clinicians and their patients. Our core services include designing, manufacturing and distributing a comprehensive portfolio of dental implant systems, biomaterial solutions and digital dentistry solutions. These categories are highly complementary and essential to providing complete end-to-end implant-based tooth replacement solutions.

Dental implant systems. Dental reconstructive implants are for individuals who are totally without teeth or are missing one or more teeth, dental prosthetic products are aimed at providing aesthetic and functional restoration to resemble the original teeth, and dental regenerative products are for soft tissue and bone rehabilitation. Our products and solutions are utilized in oral surgery centers, dental service organizations ("DSOs") and dental offices by oral surgeons and dental clinicians to provide patients with aesthetic and functional restoration to resemble the original teeth. We also service the clinician community by offering a variety of solutions to their dental laboratory partners. We offer a comprehensive line of dental implant systems, prosthetic and abutment products, and surgical instrumentation and kits to address a wide range of clinical needs and indications. Our implant system portfolio encompasses tissue-level and bone-level implants, in a variety of surfaces, shapes, sizes and widths, to provide a full range of solutions for restoring the tooth's natural appearance and function.

We also offer advanced, patient-specific restorative solutions. We design and market our patient-specific abutments, bars, implant bridges and hybrid restorations under the BellaTek® brand. Our BellaTek abutments are precisely fabricated and exclusively designed to match each patient's tooth anatomy and produce a natural emergence profile through the soft tissue. Our BellaTek-related workflows leverage our Encode® Impression System, which reduces the need for implant level impressions and simplifies the treatment process for patients, surgeons and restorative clinicians.

The key products in our dental implant systems portfolio consist of the following:

- Tapered Screw-Vent® (TSV®) Implant System
- T3® Implant System
- OSSEOTITE®
- Trabecular Metal®
- 3.1mmD Eztetic®
- Spline®
- SwissPlus®
- BellaTek System
- GenTek™ System
- Encode Healing Abutment / Impression System

Biomaterial solutions. Our implant portfolio is complemented by our robust line of biomaterial solutions that are used for soft tissue and bone rehabilitation, and can help build sufficient bone necessary for dental implant surgery utilizing bone grafting techniques. We offer a comprehensive line of biologic products for soft tissue and bone rehabilitation. Our portfolio includes bone grafts, barrier membranes and collagen wound care products. The key products in our biomaterial solutions portfolio consist of the following:

- Puros Allografts
- RegenerOss Allografts

- Xenograft Substitutes
- Synthetic Bone Graft Substitutes
- Barrier Membranes
- Collagen Wound Care

Digital dentistry solutions. Digital dentistry is a growing category of the dental market, and we offer a full suite of digital dentistry solutions and workflows that are designed to work together with our dental implant systems to deliver fully integrated, end-to-end implant-based tooth replacement solutions, as well as full-arch restoration solutions for oral surgeons, clinicians and dental laboratories. Our comprehensive range of solutions includes virtual treatment planning services, guided surgery solutions, CAD/CAM workflow systems and intra-oral scanners. These products and solutions were designed to work together with our dental implant systems to deliver long-term esthetic and physical integrity that patients demand.

Additionally, we offer web-based treatment planning and surgery guide design through our Implant Concierge® service. Implant Concierge provides dental specialists, general practitioners, DSOs and dental laboratories with high quality implant planning, 3D-printed surgical guides and surgery-ready products for all major competitive implant systems. For cases that specify one of our implant systems, we offer SmileZ Today™, a just-in-time personalized supply chain solution delivering all the components necessary for a surgical case.

We offer a comprehensive portfolio of intraoral scanners that enables multiple digital workflows and efficient collaboration between dental professionals.

Our key digital dentistry solutions consist of the following:

- SmileZ Today
- Intraoral Scanners
- RealGUIDE

Spine

Our core services include designing, manufacturing and distributing a full suite of spinal surgery solutions to treat patients with back or neck pain caused by degenerative conditions, deformities, tumors or traumatic injury of the spine. Our comprehensive portfolio includes implants, instrumentation, biologics and bone healing technologies. We also offer differentiated, motion preserving products in our spine portfolio, including the Mobi-C® Cervical Disc and The Tether™ Vertebral Body Tethering system. We have partnered with Brainlab to achieve compatibility between its Spine and Trauma Navigation technologies and our Vital™ and Virage® spinal fixation systems to help surgeons plan and execute spinal procedures, accurately place pedicle screws and minimize radiation exposure. Our products are utilized in hospitals and surgery centers for open and MIS settings for the cervical, thoracic and lumbar spine, and our portfolio is organized into three primary product categories: core and complex solutions; MIS solutions; and motion preservation solutions.

Core and complex solutions. Our comprehensive suite of market-leading products supports surgeon efforts to treat a spectrum of spinal pathologies including degeneration and deformity. The portfolio includes spinal fusion implants and instrumentation for various spinal procedures, biologics and bone healing technologies. The key products in our core and complex spine portfolio consist of the following:

- ROI-C®
- MaxAn®
- Virage®
- Vital™
- Cervical and Lumbar Interbody Devices
- Bone Healing Technologies
- PrimaGen Advanced™ Allograft
- Puros Allograft System

MIS solutions. Our MIS solutions portfolio delivers implant and instrumentation systems specifically designed to support MIS approaches. These procedural solutions are intended to optimize surgeon workflows and provide patients the clinical benefits that may be associated with shorter and less-invasive procedures. The key products in our MIS solutions portfolio consist of the following:

- Vital MIS
- Timberline®

Motion preservation solutions. Our motion preservation portfolio offers non-fusion alternatives where either mobility for cervical disc replacement or growth modulation for anterior vertebral body tethering ("AVBT") are important objectives with clinically established patient benefits. The key products in our motion preservation solutions portfolio consist of the following:

- Mobi-C
- The Tether

Sales and Distribution

We utilize a global network of directly-employed sales representatives, independent sales agents and exclusive distributors to market our products in 70 countries in North America, Europe, Latin America and Asia. As of December 31, 2023, we had approximately 1,100 employees focusing on sales, marketing and key commercialization activities.

Dental – We sell dental implant systems, biomaterials and digital dentistry solutions primarily through direct sales, although we utilize third-party distributor partners in smaller geographies. Our typical customers and end-users of our products include oral surgeons, dental specialists, general dentists, dental laboratories and other dental organizations, including DSOs, as well as educational, medical and governmental entities and third-party distributors.

Spine – We sell our spine implants, instruments, devices and services primarily through independent sales agents in the United States ("U.S."), and a combination of directly-employed sales representatives, independent sales agents and exclusive distributors internationally. In the U.S., each member of our sales team is responsible for a defined territory, and independent sales agents act as our sole representative in their respective territories. The determination of whether to engage an independent sales agent is made on a territory-by-territory basis, with a focus on aligning the sales team's objectives with local surgeons' needs. Our customers include spine surgeons and hospital and ambulatory surgical center ("ASC") administrators.

In addition to our sales and marketing efforts noted above, we devote significant resources to training and educating surgeons and clinicians regarding the proper use, safety and reproducibility of clinical outcomes for our products. Our education and training programs are led by our medical education team and field experts, and integrate training with professional development, enabling us to introduce our innovative products and procedures. We provide science-based education, hands-on product training, clinical instruction and practice management training, both in person and virtually to participants around the world.

Research and Development

We engage in significant R&D activities for both our dental and spine products and solutions for the purpose of developing new product offerings to meet customer needs, as well as to improve upon our existing portfolio.

Our development efforts focus on high growth submarkets that we believe will help augment our existing portfolio and drive future growth. For dental products and solutions, we focus on developing new implant technologies, biomaterials and digital dentistry solutions to improve surgeon and clinician efficiency and patient outcomes. Similarly, for spine products and solutions, we seek to introduce enabling technologies as the market shifts to MIS and surgeons and providers seek additional offerings for workflow enhancement. Our R&D organization maintains an extensive network of relationships with surgeons, clinicians, key opinion leaders and other leading healthcare professionals in dental and spine. The purpose of these collaborative interactions is to assist us in delivering meaningful clinical and economic benefits across all of our new offerings. By partnering with these field experts, we develop products that specifically address unmet surgeon, oral surgeon and dental clinician and patient needs. The efficient development and commercialization of new products and technologies remains key to our core strategy and continues to be an important growth driver for the business.

We leverage our research activities to identify innovative technologies in both the dental and spine markets. In addition to our internal development efforts, we may at times seek to expand our portfolio of offerings through inorganic means, such as acquiring complementary products or businesses, establishing technology licensing arrangements or forming strategic alliances. We intend to further broaden our offerings in select product categories, and with the help of key partners, we are exploring the potential of advanced technologies, including mixed-reality, artificial intelligence and machine learning, all of which have possible applications in multiple areas of our business.

Our primary R&D facilities are located in the U.S., in Florida and Colorado. We have additional R&D personnel based in France and other international locations. As of December 31, 2023, we employed approximately 140 R&D individuals worldwide. For the years ended December 31, 2023, 2022 and 2021, we incurred R&D expenses for continuing operations of $26.2 million, $31.1 million and $27.3 million, respectively.

Intellectual Property

Patents and other proprietary rights are important to the continued success of our business. We also rely upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information. Although our intellectual property in aggregate is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any segment or to the business as a whole. We own or control through licensing arrangements over 2,100 issued patents and patent applications throughout the world that relate to aspects of the technology incorporated in many of our products. See Part I, Item 1A, "Risk Factors" of this Annual Report for a discussion of risks related to our intellectual property.

Materials, Manufacturing and Supply

Our manufacturing operations employ a wide variety of raw materials that we purchase from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications, there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources.

In order to sell our products, we must be able to reliably produce and ship our products in sufficient quantities. Many of our products involve complex manufacturing processes and are produced at one or a limited number of manufacturing sites, including at third-party manufacturing sites.

Minor deviations in our manufacturing or logistical processes, unpredictability of a product's regulatory or commercial success or failure, the lead time necessary to construct highly technical and complex manufacturing sites and shifting customer demand increase the potential for capacity imbalances. See Part I, Item 1A, "Risk Factors" of this Annual Report for a further discussion of risks relating to the materials used in our operations and our manufacturing process and supply chain.

Competition

The dental and spine markets in which we conduct our business, and the medical technology industry in general, are highly competitive and subject to change. The industry is affected by the introduction of new products and technologies and other market activities of industry participants. Our competitors include other global medical technology companies and pure-play dental and spine companies, as well as academic institutions and other public and private research organizations that conduct research, seek patent protection and establish arrangements for commercializing products that will compete with our products. Our dental business competes primarily with The Straumann Group, Dentsply Sirona Inc., Nobel Biocare Services AG (part of Envista Holdings Corporation), Henry Schein, Inc. and Geistlich Pharma AG. Our spine business competes primarily with the spinal and biologic businesses of Medtronic plc, the DePuy Synthes Companies (part of the Johnson & Johnson Medical Devices group), Stryker Corporation, Globus Medical, Inc. and NuVasive, Inc. (part of Globus Medical, Inc.).

The primary competitive factors we face include technological innovation and technical capability, clinical results, price, breadth of product line, scale of operations, distribution capabilities, brand reputation, medical education capabilities and customer service. In order to remain competitive in the future, we must seek to continually enhance our business. Our ability to compete is affected by our ability to accomplish the following:

- Develop new products and innovative technologies;
- Improve upon our existing portfolio of offerings;
- Improve efficiency and clinical outcomes for surgeons, clinicians and their patients;
- Obtain and maintain regulatory clearances or approvals and reimbursement for our products;
- Manufacture and sell our products cost-effectively;
- Meet all relevant quality standards for our products and their markets;
- Protect the proprietary technology of our products and manufacturing processes;
- Effectively market and promote our products;
- Continue to provide effective medical education for surgeons and clinicians on our products;
- Attract and retain qualified scientific, management and sales employees and focused sales representatives;
- Maintain our strategic partnerships; and
- Support our technology with clinically relevant studies.

Human Capital

Workforce Composition

As of December 31, 2023, we had approximately 2,600 employees worldwide, approximately 1,300 of which were located within the U.S. and the rest of which were located primarily throughout Europe and Asia. Employees of our wholly-owned subsidiaries based in Spain, France, Germany, Switzerland, Austria and the Netherlands are covered by Works Councils. In addition to our employees, we partner with independent sales representatives and independent distributors who sell our products in the U.S. and internationally.

Our sales force consists of directly-employed sales representatives, independent sales representatives and independent territory-based distributors who are responsible for particular geographic regions. We operate in a highly competitive industry and it is essential that we attract and retain qualified personnel through competitive compensation and benefits and a rewarding work environment in order to achieve our strategic business objectives. In particular, competition for sales talent in our industry is significant. Our sales force provides delivery and consultative services to our surgeon, clinician and hospital customers, and our sales representatives often develop long-lasting relationships with the customers they serve. Accordingly, recruiting sales representatives with appropriate expertise, retaining our talent and incentivizing our sales force is important to our success. We also believe we will attract and retain sales talent based on the breadth of our product and service offerings, our commitment to investing in R&D and our new product innovation pipeline, as well as our medical training and education program.

Compensation and Benefits

We offer competitive compensation and benefit packages, supporting our employees as they help to drive our mission. At ZimVie, we believe everyone deserves to feel better, healthier and stronger. We create solutions to help people enjoy and experience life, and we know that starts with the health and well-being of our employees. Our compensation and benefits packages may include competitive base or hourly pay, overtime pay, annual incentive and bonus opportunities, long-term incentive opportunities, healthcare and retirement benefits, paid time off and sick leave, paid family care and parental leave, company holidays and well-being breaks, flexible work schedules, remote working opportunities, tuition reimbursement and an employee assistance program.

Talent Development

We believe that success comes from investing in our people and ensuring our workforce is aligned with our mission and values. To achieve this goal, we devote time and resources to ensure that throughout our organization, employees are familiar with our business, industry and product offerings, and our sales representatives receive additional comprehensive training on our various product offerings. In addition, a key driver of our future growth is our ability to develop leaders. We are committed to identifying and developing talent to help those employees accelerate their growth and achieve their career goals.

Employee Communication and Engagement

We value open and direct communication with our employees about their experiences. We use a variety of channels to obtain employee feedback, including employee surveys, open forums with leadership and employee resource groups. The input received through these mechanisms is used to help evolve our working environment and strengthen our culture.

Diversity and Inclusion

We recognize the value associated with fostering a work environment that is culturally diverse and inclusive. Our goal is to cultivate a respectful and professional environment where all voices are heard and valued. We have established employee resource groups that aim to highlight the value of diversity, inclusion and engagement, while providing professional development opportunities for employees of all genders, experience levels and locations. We also review performance data and promotion and compensation information to ensure fair and objective decision-making.

Community

Our employees and sales representatives have a long history of providing support and care to our communities, donating time, resources and funds to local causes. In addition, we support medical research and education and charitable and philanthropic endeavors. We believe in giving back, and we also believe it is important to operate in a socially responsible manner.

Health, Safety and Wellness

We are committed to the protection of our employees, customers, communities and the environment. Our operations require the use of hazardous materials that subject us to various federal, state and local environmental and safety laws and regulations. Our key areas of focus include corporate compliance with responsible hazardous waste management, recycling and emergency preparedness, as well as various initiatives to improve our health and safety programs with the goal of reducing and ultimately eliminating serious injuries.

Human Capital Governance

Our Board of Directors ("Board"), or the Compensation Committee of the Board at the direction of the Board, is responsible for the periodic review and monitoring of our policies and strategies related to human capital management, including employment practices, compensation practices, benefit programs, employee development and retention programs, organizational culture matters and diversity, equity and inclusion programs. Management also works closely with the Compensation Committee of our Board to establish goals, objectives and metrics in connection with the design and funding of the annual bonus opportunity for our employees.

Seasonality

Our business is seasonal in nature to some extent, as many of our products are used in elective procedures, which typically decline during the early months of the year and can increase at the end of the year once annual deductibles have been met on health insurance plans. Additionally, with sales to customers where title to product passes upon shipment, these customers may purchase items in large quantities if incentives are offered or if there are new product offerings in a market, which could cause period-to-period differences in sales. These typical seasonal patterns have been disrupted from time to time during the height of the COVID-19 global pandemic, resurgences and related effects.

Government Regulation and Compliance

Our operations, products and customers are subject to extensive government regulation by numerous government agencies, both within and outside the U.S. Our global regulatory environment is increasingly stringent, unpredictable and complex. There is a global trend toward increased regulatory activity related to medical products.

Our quality management system is based upon the requirements of International Organization for Standardization ("ISO") 13485, the QSR, the EU MDR (each as defined below) and other applicable regulations for the markets in which we sell. Our principal manufacturing sites are certified to ISO 13485 and MDSAP (the Medical Device Single Audit Program) and audited at regular intervals.

U.S. Food and Drug Administration Regulation, Pre-Market Clearance and Post-Market Surveillance for Medical Devices

In the U.S., numerous laws and regulations govern all the processes by which our products are brought to market. These include, among others, the Federal Food, Drug and Cosmetic Act ("FDCA") and regulations issued or promulgated thereunder. The U.S. Food and Drug Administration ("FDA") has enacted regulations that control all aspects of the development, manufacture, advertising, promotion and post-market surveillance of medical products, including medical devices. In addition, the FDA controls the access of products to market through processes designed to ensure that only products that are safe and effective are made available to the public.

Most of our new products fall into an FDA medical device classification that requires the submission of a premarket notification (510(k)) to the FDA. This process requires us to demonstrate that the device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed device. We must submit information that supports our substantial equivalency claims. Before we can market the new device, we must receive an order from the FDA finding substantial equivalence and clearing the new device for commercial distribution in the U.S.

Other devices we develop and market are in a category (class) for which the FDA has implemented stringent clinical investigation and pre-market approval ("PMA") requirements. The PMA process requires us to provide clinical and laboratory data that establishes that the new medical device is safe and effective. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and there is reasonable assurance that the device is safe and effective for its intended use(s).

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers' required reports of adverse experiences and other information to identify potential problems with marketed medical devices. We are also subject to periodic inspection by the FDA for compliance with its quality system regulations ("QSR"), among other FDA requirements, such as requirements for advertising and promotion of our devices. Our manufacturing operations, and those of our third-party manufacturers, are required to comply with the

QSR, which addresses a company's responsibility for product design, testing and manufacturing quality assurance and the maintenance of records and documentation. The QSR requires that each manufacturer establish a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer's written specifications and procedures relating to the devices. QSR compliance is necessary to receive and maintain FDA clearance or approval to market new and existing products and is also necessary for distributing in the U.S. certain devices exempt from FDA clearance and approval requirements. The FDA conducts announced and unannounced periodic and on-going inspections of medical device manufacturers to determine compliance with the QSR. If in connection with these inspections the FDA believes the manufacturer has failed to comply with applicable regulations and/or procedures, it may issue inspectional observations on Form 483 that would necessitate prompt corrective action. If FDA inspectional observations are not addressed and/or corrective action is not taken in a timely manner and to the FDA's satisfaction, the FDA may issue a warning letter (which would similarly necessitate prompt corrective action) and/or proceed directly to other forms of enforcement action, including the imposition of operating restrictions, such as a ceasing of operations, of one or more facilities, enjoining and restraining certain violations of applicable law pertaining to products, seizure of products and assessing civil or criminal penalties against our officers, employees or us. The FDA could also issue a corporate warning letter or a recidivist warning letter or negotiate the entry of a consent decree of permanent injunction with us. The FDA may also recommend prosecution to the U.S. Department of Justice ("DOJ"). Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products and could have a material adverse effect on our business, financial condition and results of operations. There were no observations during 2023 FDA inspections.

The FDA, in cooperation with U.S. Customs and Border Protection ("CBP"), administers controls over the import of medical devices into the U.S. and can prevent the importation of products the FDA deems to violate the FDCA or its implementing regulations. The CBP imposes its own regulatory requirements on the import of our products, including inspection and possible sanctions for noncompliance. We are also subject to foreign trade controls administered by certain U.S. government agencies, including the Bureau of Industry and Security within the Commerce Department and the Office of Foreign Assets Control within the Treasury Department. In addition, exported medical products are subject to the regulatory requirements of each country to which the medical product is exported.

There are also requirements of state and local governments that we must comply with in the manufacture and marketing of our products.

International

In many of the countries in which our products are sold, we are subject to supranational, national, regional and local regulations affecting, among other things, the development, design, manufacturing, product standards, packaging, advertising, promotion, labeling, marketing and postmarket surveillance of medical products, including medical devices. In the European Union ("EU"), a single regulatory approval process exists, and conformity with the legal requirements is represented by the CE (an acronym for the French "Conformité Européene") Mark. To obtain a CE Mark, defined products must meet minimum standards of performance, safety and quality (i.e., the essential requirements), and then, according to their classification, comply with one or more of a selection of conformity assessment routes. In 2017, the European Commission published changes to the requirements for both approval of devices and the surveillance activities required, including postmarket surveillance, under a regulation known as the Medical Device Requirements (EU) 2017/745 and (EU) 2017/746 ("MDR"). The regulation provided an implementation period and became effective on May 26, 2021, requiring all new or significantly changed devices placed on the market to comply with these requirements. In March 2023, the EU Parliament voted to extend the MDR transition period. The extension postpones the original May 26, 2024 deadline until 2027 allowing for a longer transition period for legacy devices (devices approved under the prior requirements, known as Directive 93/42/EEC before May 26, 2021) in order to ensure the continued support of patients while manufacturers generate the test data and technical documentation necessary to meet the new requirements. Legacy devices may continue to be distributed through December 2027 and December 2028 based on device classification, subject to requirements of the issued guidance.

Other Healthcare Laws

Further, we are subject to other supranational, national, regional, federal, state and local laws concerning healthcare fraud and abuse, including false claims and anti-kickback laws, as well as the U.S. Physician Payments Sunshine Act and similar state and foreign healthcare professional payment transparency laws. These laws are administered by, among others, the DOJ, the Office of Inspector General of the U.S. Department of Health and Human Services ("HHS"), state attorneys general and various foreign government agencies. Many of these agencies have increased their enforcement activities with respect to medical products manufacturers in recent years. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the U.S., exclusion from participation in government healthcare programs, including Medicare, Medicaid and Veterans Administration health programs.

Commercial Compliance

Our operations in foreign countries are subject to the extraterritorial application of the U.S. Foreign Corrupt Practices Act ("FCPA"). Our global operations are also subject to foreign anti-corruption laws, such as the United Kingdom ("U.K.") Bribery Act, among others. As part of our global compliance program, we seek to address anti-corruption risks proactively.

Our facilities and operations are also subject to complex federal, state, local and foreign environmental and occupational safety laws and regulations, including those relating to discharges of substances in the air, water and land, the handling, storage and disposal of wastes and the clean-up of properties contaminated by pollutants. We do not expect that the ongoing costs of compliance with these environmental requirements will have a material impact on our consolidated earnings, capital expenditures or competitive position.

Data Privacy

In addition, we are subject to federal, state and international data privacy and security laws and regulations that govern the processing, collection, use, disclosure, transfer, storage, disposal and protection of health-related and other personal information. The FDA issued final guidance in September 2023 to which we may be subject concerning data security for medical devices.

In addition, certain of our affiliates are subject to privacy, security and breach notification regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). HIPAA governs the use, disclosure and security of protected health information by HIPAA "covered entities" and their "business associates." On December 10, 2020, HHS issued a Notice of Proposed Rulemaking ("NPR") to modify the HIPAA privacy rule. The proposed modifications would remove communication barriers between providers and health plans, allow individuals more access to their health information and impose new requirements on entities that receive patient data requests. The comment period for the NPR expired on May 6, 2021, and as of February 20, 2024, HHS has not yet issued a Notice of Final Rulemaking. Separately, HHS issued its final rule implementing "information blocking penalties" in June 2023. We will continue to monitor both the NPR and enforcement of the "information blocking" rule to assess their impact on the use of data in our business.

Further, a number of U.S. states have enacted data privacy and security laws and regulations that govern the processing, collection, use, disclosure, transfer, storage, disposal and protection of personal information. For example, the California Privacy Protection Agency ("CPPA") adopted new regulations implementing the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"). The CCPA imposes detailed obligations on businesses with respect to collection, processing, and disclosure of consumer personal information, including personal information of employees, job applicants, and business contacts, and provides a private right of action. Aside from the CCPA, comprehensive privacy legislation in Virginia, Colorado, Connecticut, and Utah went into effect in 2023. Colorado adopted detailed regulations implementing the Colorado Privacy Act that became effective in July 2023, and multiple other states adopted new comprehensive privacy legislation, including Delaware, Indiana, Iowa, Montana, Oregon, Tennessee, and Texas, which will become effective between 2024 and 2026.

In addition to those consumer data protection laws, 2023 brought substantial changes with respect to non-HIPAA covered consumer health data. In particular, the Federal Trade Commission ("FTC") brought three enforcement actions relating to collection and disclosure of non-HIPAA covered health information under Section 5 of the FTC Act, two of which also alleged violations of the FTC's Health Breach Notification Rule ("HBNR"). Further, Washington and Nevada adopted significant new legislation relating to consumer health data, and Connecticut incorporated provisions related to consumer health data into Connecticut's Data Privacy Act. Notably, Washington and Nevada have restrictive provisions regarding collection and disclosure of consumer health data, and Washington provides a private right of action.

Outside of the U.S., data protection laws, including the General Data Protection Regulation ("GDPR") in Europe and the Lei Geral de Proteção de Dados in Brazil, also apply to our operations in those countries in which we provide services to customers. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer personal data regarding persons in the EU, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations. Governmental authorities around the world have enacted similar types of legislative and regulatory requirements concerning data protection, and additional governments are considering similar legal frameworks.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor and implement compliance with any additional requirements. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could have a material adverse impact on our business, financial condition or results of operations.

Third-Party Reimbursement

We expect that sales volumes and prices of our products and services will continue to be largely dependent on the availability of reimbursement from third-party payors, such as governmental programs like Medicare and Medicaid, private insurance plans, accountable care organizations and managed care programs. Reimbursement is contingent on established coding for a given procedure, favorable coverage of the codes by the third-party payors and adequate payment for the resources used.

Physician coding for procedures is established by the American Medical Association ("AMA"). For coding related to spine surgery, the North American Spine Society ("NASS") is the primary liaison to the AMA. Hospital coding is established by the Centers for Medicare & Medicaid Services. All physician and hospital coding is subject to changes that could impact reimbursement and physician practice behavior.

Independent of the coding status, third-party payors may deny coverage based on their own criteria, including if they believe that a device or procedure does not positively impact patient outcomes, is not the most cost-effective treatment available, or is used for an unapproved indication that is not supported by published clinical literature. At various times in the past, certain insurance providers have adopted policies of not providing reimbursement for multi-level cervical arthroplasty. We have worked with our surgeon customers and NASS who, in turn, have worked with these insurance providers to supply the information, explanation and clinical data they require to categorize cervical arthroplasty as a procedure that meets the reimbursement requirements defined by their policies. At present, most major health insurance companies in the U.S. provide reimbursement for cervical arthroplasty.

However, certain carriers, large and small, may have policies significantly limiting coverage of AVBT, intervertebral biomechanical devices, certain morselized allografts, and/or other procedures, products or services that we offer. We will continue to provide resources to patients, surgeons, hospitals and insurers in order to ensure patient access to care and clarity regarding reimbursement and will work to reverse non-coverage policies. National and regional coverage policy decisions are subject to unforeseeable change and have the potential to impact physician behavior and reimbursement for physician services. We cannot offer definitive time frames or final outcomes regarding reversal of the coverage-limiting policies, as the process is dictated by the third-party insurance providers. For a discussion of these risks, please see Part I, Item 1A, "Risk Factors" of this Annual Report.

Payment amounts are established by government and private payor programs and are subject to yearly updates based on Medicare published fee schedules and contract renegotiations, which could impact physician practice behavior. Third-party payors are increasingly challenging the prices charged for a wide range of medical products and services, including those in areas where we participate.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be accepted by third-party payors, that reimbursement will be available, and/or that the third-party payors' reimbursement policies (if available) will not adversely affect our ability to sell our products profitably.

In the U.S., as a result of healthcare reform, third-party payors are increasingly required to demonstrate they can improve quality and reduce costs; we accordingly see an increase in pre-approval/prior authorizations and non-coverage policies citing higher levels of published clinical evidence required for medical therapies and technologies. Even fee-for-service Medicare began requiring prior authorization of anterior cervical fusion with decompression cases starting on July 1, 2021. In addition, insured individuals are facing increased premiums and higher out-of-pocket costs for medical coverage, including higher deductibles and coinsurance percentages, which can lead a patient to delay medical treatment. An increasing number of insured individuals receive their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. The percentage of individuals covered by managed care programs is expected to grow in the U.S. over the next decade.

Overall escalating costs of medical products and services has led to, and is expected to continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products and services or our ability to sell these products and services on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition. For a discussion of these risks, please see Part I, Item 1A, "Risk Factors" of this Annual Report.

Information About Our Executive Officers

The following table sets forth certain information with respect to our executive officers as of February 28, 2024.

Name	Age	Position
Vafa Jamali	54	President, Chief Executive Officer and Director
Richard Heppenstall	53	Executive Vice President, Chief Financial Officer and Treasurer
Rebecca Whitney	47	Senior Vice President and President, Global Spine
Indraneel Kanaglekar	46	Senior Vice President and President, Global Dental
Heather Kidwell	55	Senior Vice President, Chief Legal, Compliance and Human Resources Officer and Corporate Secretary

Mr. Jamali was appointed Chief Executive Officer of ZimVie in February 2021. He was further appointed President of ZimVie in December 2021. Previously, Mr. Jamali served as the Chief Commercial Officer of Rockley Photonics, where he led commercial strategic planning for the early-stage company from October 2020 until joining ZimVie. Prior to that, Mr. Jamali served as Senior Vice President and President, Respiratory, Gastrointestinal and Informatics ("RGI") of Medtronic plc from May 2017 until October 2020. Before leading the RGI business, he served as Senior Vice President and President, Early Technologies of Medtronic plc from January 2016 until May 2017 and prior to that he served as Vice President and General Manager, GI Solutions of Medtronic plc from January 2015 until January 2016. Before joining Medtronic, Mr. Jamali held leadership positions with Covidien plc, Cardinal Health, Inc. and Baxter International Inc. He received his Bachelor of Commerce degree with distinction from the University of Alberta in Edmonton, Canada and has completed a number of executive leadership programs, including the Harvard Executive Leadership Program in 2020.

Mr. Heppenstall was appointed Executive Vice President and Chief Financial Officer of ZimVie in September 2021. He was further appointed Treasurer of ZimVie in January 2022. Previously, Mr. Heppenstall served as Chief Financial Officer of Breg, Inc., a global manufacturer and solutions provider of orthopedic braces, cold therapy and other medical equipment, from April 2019 to September 2021. Before joining Breg, Inc., he served as Senior Vice President, Finance and Treasury of Orthofix Medical Inc., a global medical device company focused on musculoskeletal products and therapies, from May 2015 to April 2019. Prior to that, Mr. Heppenstall held senior leadership roles at Solera Holdings, Inc., Flowserve Corporation and CooperVision, Inc. He holds a Bachelor of Arts in Economics from the University of California, Irvine and an MBA from Santa Clara University.

Ms. Whitney was appointed Senior Vice President and President, Global Spine of ZimVie in April 2021. Previously, Ms. Whitney served as Vice President, ASC/Outpatient Solutions and Efficient Care of Zimmer Biomet from July 2019 until April 2021. She joined Zimmer Biomet in June 2014 as Senior Director of Global Marketing for the spine organization. In December 2015, she was promoted to Vice President of Global Marketing for spine and in April 2018 she was promoted to General Manager, Global Spine, a position she held until July 2019. Ms. Whitney began her career as a product manager with BD Medical Systems. She then led the sales and marketing efforts for a small start-up before selling the company to CR Bard. After working for Galen Partners, a private equity firm, she joined Covidien plc as a Global Director of Marketing. Following another start-up venture that was sold to GE HealthCare, Ms. Whitney joined Zimmer Biomet. She holds a Bachelor of Science in Organizational Communications and an MBA from the University of Utah.

Mr. Kanaglekar was appointed Senior Vice President and President, Global Dental of ZimVie in June 2021. Previously, Mr. Kanaglekar served as Vice President and General Manager of Zimmer Biomet Dental from July 2017 until April 2021. Mr. Kanaglekar joined Zimmer Biomet's dental organization in June 2012 as Director, Business Development. In June 2015, he was promoted to Vice President, Business Development and PMO and in January 2017, he was promoted to General Manager, Asia Pacific of Zimmer Biomet Dental. Prior to joining Zimmer Biomet, Mr. Kanaglekar worked in the life sciences industry in R&D, sales and marketing consulting, and business development with Agilent Technologies, ZS Associates and Beckman Coulter (a Danaher operating company), respectively. He holds a Bachelor of Technology in Materials Science from the Indian Institute of Technology Bombay, a Master of Science in Materials Science from the University of Wisconsin-Madison and an MBA from the University of Chicago Booth School of Business.

Ms. Kidwell was appointed Senior Vice President, Chief Legal and Compliance Officer and Corporate Secretary of ZimVie in June 2021. She was further appointed Chief Human Resources Officer of ZimVie in January 2023. Previously, Ms. Kidwell served as Vice President, Associate General Counsel and Assistant Secretary of Zimmer Biomet from July 2017 until June 2021. Ms. Kidwell joined Zimmer Biomet in December 2009 as Senior Corporate Counsel and Assistant Secretary and was promoted to Vice President, Senior Corporate Counsel and Assistant Secretary in November 2012. Before joining Zimmer Biomet, Ms. Kidwell was a Partner with the law firm now known as Faegre Drinker Biddle & Reath LLP. Ms. Kidwell holds a Bachelor of Science in Accounting from Indiana State University and a Juris Doctor from Indiana University Maurer School of Law.

Available Information

Our internet address is www.zimvie.com. We routinely post important information for investors on our website in the "Investor Relations" section, which may be accessed at https://investor.zimvie.com. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, filings with the U.S. Securities and Exchange Commission ("SEC"), public conference calls, presentations and webcasts. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us, free of charge, including:

- our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC;
- our Environmental, Social and Governance Report;
- announcements of investor conferences and events at which our executives talk about our products and competitive strategies, as well as archives of these events;
- press releases on quarterly earnings, product announcements, legal developments and other material news that we may post from time to time;
- corporate governance information, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Chief Executive Officer and Senior Financial Officers, information concerning our Board of Directors and its committees, including the charters of the Audit Committee, Compensation Committee, Corporate Governance Committee and Quality, Regulatory and Technology Committee, and other governance-related policies;
- stockholder services information, including ways to contact our transfer agent; and
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The information available on our website is not incorporated by reference in, or a part of, this or any other report we file with or furnish to the SEC.

ITEM 1A. RISK FACTORS.

We operate in a rapidly changing economic and technological environment that presents numerous risks, many of which are driven by factors that we cannot control or predict. Our business, financial condition and results of operations may be impacted by a number of factors. In addition to the factors discussed elsewhere in this report, the following risks and uncertainties could materially harm our business, financial condition or results of operations, including causing our actual results to differ materially from those projected in any forward-looking statements. The following list of significant risk factors is not all-inclusive or necessarily in order of importance. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, also may materially adversely affect us in future periods. You should carefully consider these risks and uncertainties before investing in our securities.

Risks Related to the Pending Sale of Our Spine Business

The pending sale of our spine business (the "Pending Transaction") is subject to various risks, uncertainties and conditions and may not be completed on the terms or timeline currently contemplated, if at all.

On December 15, 2023, we entered into a definitive agreement to sell our spine business to an affiliate of H.I.G. Capital for $375 million in total consideration, comprised of $315 million in cash, subject to certain customary adjustments as set forth in the agreement, and $60 million in the form of a promissory note that will accrue interest at a rate of 10% per annum, compounded semi-annually, payable in kind. The definitive agreement provides that completion of the Pending Transaction is subject to the satisfaction of standard closing conditions, including, among other things, obtaining certain required regulatory approvals. The Pending Transaction is expected to close in the first half of 2024. There can be no assurance regarding the ultimate timing of the Pending Transaction or that the Pending Transaction will be completed. Unanticipated developments could delay, prevent or otherwise adversely affect the Pending Transaction, including but not limited to potential problems or delays in obtaining various regulatory approvals. Further, even if the Pending Transaction is completed, there can be no assurance that the promissory note will be paid on time, or at all.

During the period leading to the closing of the Pending Transaction, and whether or not the Pending Transaction is completed, the ongoing businesses may be adversely affected, including as a result of one or more of the following:

- the diversion of management's attention from operating and growing the business as a result of the time and effort required to execute the Pending Transaction;
- expenses incurred in connection with the Pending Transaction, including legal, professional advisory and consulting fees to complete the sale and separation of the legal entities and business processes;
- challenges in separating the businesses, including separating the assets and liabilities, infrastructure and personnel, potentially resulting in delays and additional costs in achieving the completion of the Pending Transaction;
- disruptions to and potential adverse impacts on relationships with suppliers, customers, and others with whom we do business;
- uncertainty among key employees concerning their future with ZimVie or the buyer of the spine business, leading to potential distraction, as well as potential difficulty in attracting, retaining, or motivating key employees during the pendency of the Pending Transaction and following its completion; and
- potential negative reactions from the financial markets if we fail to complete the Pending Transaction as currently expected.

We may be unable to achieve some or all of the strategic and financial benefits that we expect to achieve from the Pending Transaction.

We expect to use the net proceeds from the Pending Transactions to repay debt and invest in our dental business. Upon completion of the Pending Transaction, we expect to drive growth and shareholder value as a pure-play dental company with a leading product portfolio.

The anticipated operational, financial, strategic and other benefits may not be achieved upon completion of the Pending Transaction and could have an adverse impact on our business, financial condition and results of operations. The anticipated benefits are based on a number of assumptions, some of which may prove incorrect, and could be affected by a number of factors beyond our control, including, without limitation, general economic conditions, increased operating costs, regulatory developments and the other risks described in these risk factors.

If the Pending Transaction is completed, we will be a smaller, less diversified company than as we exist today.

The Pending Transaction will result in us being a smaller, less diversified company that is significantly more reliant on our remaining dental business. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition, and results of operation. The diversification of revenues, costs and cash flows will diminish as a result of the Pending Transaction, such that our results of operations, cash flows, working capital, and effective tax rate may be subject to increased volatility and our ability to fund capital expenditures, investments and service debt may be diminished. If the Pending Transaction is completed, we will incur ongoing costs that were previously allocated to the spine business. Those costs may exceed our estimates and could diminish the benefits we expect to realize from the Pending Transaction.

Risks Related to Our Business, Operations and Strategy

Interruption of our manufacturing operations could adversely affect our business, financial condition and results of operations.

We and our third-party manufacturers have manufacturing sites in multiple countries around the world. In some instances, however, the manufacturing of certain of our product lines is concentrated in one or more plants. Damage to one or more of these facilities from weather or natural disaster-related events, vulnerabilities in technology, cyber-attacks against our information systems or the information systems of our business partners (such as ransomware attacks), or issues in manufacturing arising from a failure to follow specific protocols and procedures, compliance concerns relating to the FDA QSR (21 CFR Part 820) and Good Manufacturing Practice requirements, equipment breakdown or malfunction, reductions in operations and/or worker absences due to health epidemics, or other factors could adversely affect the ability to manufacture our products. In the event of an interruption in manufacturing, we may be unable to move quickly to alternate means of producing affected products or to meet customer demand. In the event of a significant interruption, for example, as a result of a failure to follow regulatory protocols and procedures, we may experience lengthy delays in resuming production of affected products due primarily to the need for regulatory approvals. As a result, we may experience loss of market share, which we may be unable to recapture, and harm to our reputation, which could adversely affect our business, financial condition and results of operations.

Disruptions in the supply of the materials and components used in manufacturing our products or the sterilization of our products by third-party suppliers could adversely affect our business, financial condition and results of operations.

We purchase many of the materials and components used in manufacturing our products from third-party suppliers, and we outsource some key manufacturing activities. Certain of these materials and components and outsourced activities can only be obtained from a single source or a limited number of sources due to quality considerations, expertise, costs or constraints resulting from regulatory requirements. In certain cases, we may not be able to establish additional or replacement suppliers for such materials or components or outsourced activities in a timely or cost effective manner, largely as a result of FDA and other worldwide regulations that require validation of materials and components prior to their use in our products, the complex nature of many of our suppliers' manufacturing processes, and the need for clearance or approval of significant changes by worldwide regulatory bodies prior to implementation. A reduction or interruption in the supply of materials or components used in manufacturing our products, an inability to timely develop and validate alternative sources if required, or a significant increase in the price of such materials or components could adversely affect our business, financial condition and results of operations. For example, certain of our products require titanium, which is sourced from third-party suppliers. While the titanium required for such products is not directly sourced from Russia, the current geopolitical events involving Russia and Ukraine are negatively impacting the wider titanium supply chain and such geopolitical events and factors relating thereto or resulting therefrom, including related sanctions, may negatively impact the ability of our third-party supply sources to timely supply titanium to us and may increase or result in additional costs to us.

In addition, many of our products require sterilization prior to sale, and we utilize contract sterilizers to perform this service. To the extent our contract sterilizers are unable to sterilize our products, whether due to capacity, availability of materials for sterilization, regulatory or other constraints, including federal and state regulations on the use of ethylene oxide, we may be unable to transition to other contract sterilizers, sterilizer locations or sterilization methods in a timely or cost effective manner or at all, which could have a material impact on our results of operations and financial condition.

Our success depends on our ability to effectively develop and market our products against those of our competitors.

We operate in a highly competitive environment. Our present or future products could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by other therapies, including biological therapies. To remain competitive, we must continue to develop and acquire new products and technologies and improve existing products and technologies.

Competition is primarily on the basis of:

- technology;
- innovation;
- quality;
- reputation;
- customer service; and
- pricing.

In markets outside of the U.S., other factors influence competition as well, including:

- local distribution systems;
- complex regulatory environments; and
- differing medical philosophies and product preferences.

Our competitors may:

- have greater financial, marketing and other resources than us;
- respond more quickly to new or emerging technologies;
- undertake more extensive marketing campaigns;
- adopt more aggressive pricing policies; or
- be more successful in attracting potential customers, employees and strategic partners.

Any of these factors, alone or in combination, could cause us to have difficulty maintaining or increasing sales of our products and could materially adversely affect our results of operations and financial condition.

Our restructuring and other cost reduction initiatives may not be successful or we may not fully realize the expected cost savings and/or operating efficiencies from our restructuring initiatives.

In June 2022, we initiated a restructuring plan with the objective of reducing costs and optimizing our global footprint, and in the fourth quarter of 2022, we approved a plan to exit our spine business in China following an unsuccessful bid in the national volume-based procurement program. In April 2023, we initiated restructuring activities to better position our organization for future success based on the current business environment. In July 2023, we continued these activities and took additional actions. Restructuring initiatives involve complex plans and actions that may include, or result in, workforce reductions, global plant closures and/or consolidations, product portfolio rationalizations and asset impairments. Additionally, as a result of restructuring initiatives, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiencies during transitional periods. Restructuring initiatives present significant risks that may impair our ability to achieve anticipated operating enhancements and/or cost reductions, or otherwise harm our business, including higher than anticipated costs in implementing our restructuring programs, as well as management distraction. For more information on our restructuring programs, see Note 18 to our consolidated financial statements included in Part II, Item 8 of this Annual Report. If we fail to achieve some or all of the expected benefits of our restructuring and other cost reduction initiatives, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

To be commercially successful, we must effectively demonstrate to surgeons, dentists and hospitals the value proposition of our products and procedural solutions compared to those of our competitors.

We focus on marketing our products and procedural solutions to surgeons and dentists because of the role that they play in determining the course of patient treatment. However, hospitals are also becoming increasingly involved in the evaluation and acceptance of our products and solutions. Surgeons, dentists and hospitals may not widely adopt our products and solutions unless we are able to effectively educate them as to the distinctive characteristics, perceived benefits, safety and cost-effectiveness of our offerings as compared to those of our competitors. We believe that the most effective way to introduce and build market demand for our products and solutions is by directly training surgeons and dentists in their use. If surgeons and dentists are not properly trained, they may misuse or ineffectively use our products and solutions. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have a significant adverse effect on our business, financial condition and results of operations.

Surgeons, dentists and hospitals may be hesitant to use and accept our products and solutions for the following reasons, among others:

- lack of experience with newer less invasive surgical products and procedures;
- lack or perceived lack of evidence supporting additional patient benefits;
- perceived liability risks generally associated with the use of new products and procedures;

- existing relationships with competitors;
- limited or lack of availability of coverage and reimbursement within healthcare payment systems;
- higher pricing associated with new products and procedures;
- increased competition in procedural offerings and solutions;
- lack or perceived lack of differentiation among procedures;
- costs associated with the purchase of new products and equipment; and
- the time commitment that may be required for training.

If we are not able to effectively demonstrate to surgeons, dentists and hospitals the value proposition of our products and procedural solutions, or if surgeons, dentists and hospitals adopt competing products, our sales could significantly decrease or fail to increase, which could adversely impact our results of operations and cash flow. In addition, we believe recommendations and support of our offerings by influential surgeons, dentists and other key opinion leaders are essential for market acceptance and adoption. If we are not successful in obtaining such support, surgeons, dentists and hospitals may not use our products and solutions, and we may not achieve expected results of operations.

If we fail to retain the employees and the independent agents and distributors upon whom we rely to market our products, customers may not buy our products and our results of operations may decline.

Our marketing success in the U.S. and abroad depends significantly upon our employees', agents' and distributors' sales and service expertise in the marketplace. Many of these agents have developed professional relationships with existing and potential customers because of the agents' detailed knowledge of products and instruments. A loss of a significant number of our agents could have a material adverse effect on our business and results of operations.

If we do not introduce new products in a timely manner, our products may become obsolete over time, customers may not buy our products and our results of operations may decline.

Demand for our products may change, in certain cases, in ways we may not anticipate because of:

- evolving customer needs;
- changing demographics;
- slowing industry growth rates;
- declines in the dental implant and spine markets;
- the introduction of new products and technologies;
- evolving surgical philosophies; and
- evolving industry standards.

Without the timely introduction of new products and enhancements, our products may become obsolete over time. If that happens, our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

- properly identify and anticipate customer needs;
- commercialize new products in a timely manner;
- manufacture and deliver instruments and products in sufficient volumes on time;
- differentiate our offerings from competitors' offerings;
- achieve positive clinical outcomes for new products;
- satisfy the increased demands by healthcare payors, providers and patients for shorter hospital stays, faster post-operative recovery and lower-cost procedures;
- innovate and develop new materials, product designs and surgical techniques; and
- provide adequate medical education relating to new products.

In addition, new materials, product designs and surgical techniques that we develop may not be accepted quickly, in some or all markets, because of, among other factors:

- entrenched patterns of clinical practice;
- the need for regulatory clearance; and
- uncertainty with respect to third-party reimbursement.

Moreover, innovations generally require a substantial investment in R&D before we can determine their commercial viability, and we may not have the financial resources necessary to fund production. In addition, even if we can successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If third-party payors decline to reimburse our customers for our products or reduce reimbursement levels, the demand for our products may decline and our ability to sell our products profitably may be harmed.

We sell our products and services to hospitals, surgeons, dentists and other healthcare providers, which may receive reimbursement for the healthcare services provided to their patients from third-party payors, such as domestic and international government programs, private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a product or service used in a procedure was not in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors may also decline to reimburse for experimental procedures and products.

In addition, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for medical products and services. If third-party payors reduce reimbursement levels or change reimbursement models for hospitals and other healthcare providers for our products, demand for our products may decline, or we may experience increased pressure to reduce the prices of our products, which could have a material adverse effect on our sales and results of operations.

We have also experienced downward pressure on product pricing and other effects of healthcare reform in our international markets. For example, China has implemented a volume-based procurement ("VBP") program designed to decrease prices for medical devices and other products, and we were not successful in our related bids. For more information about the impact of China VBP, please see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

If key participants in government healthcare systems reduce the reimbursement levels for our products, including through political changes or transitions, our business, financial condition, results of operations and cash flows may be adversely affected.

We are subject to cost containment measures in the U.S. and other countries, resulting in pricing pressures.

Initiatives to limit the growth of general healthcare expenses and hospital costs are ongoing in the markets in which we do business. These initiatives are sponsored by government agencies, legislative bodies and the private sector and include price regulation and competitive pricing, such as the VBP program in China. Pricing pressure has also increased due to continued consolidation among healthcare providers, trends toward managed care, the shift toward governments becoming the primary payors of healthcare expenses, reductions in reimbursement levels and government laws and regulations relating to reimbursement and pricing generally.

In addition, many customers for our products have formed group purchasing organizations in an effort to contain costs. Group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors, and these negotiated prices are made available to a group purchasing organization's affiliated hospitals and other members. If we are not one of the providers selected by a group purchasing organization, affiliated hospitals and other members may be less likely to purchase our products, and, if the group purchasing organization has negotiated a strict compliance contract for another manufacturer's products, we may be precluded from making sales to members of the group purchasing organization for the duration of the contractual arrangement.

Such increased pricing pressure and cost-containment efforts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Disruptions to our business from implementation of our new enterprise resource planning systems adversely impacted our operating results in 2022, and similar disruptions in 2024 or later years could have a material adverse impact on our business, results of operations, financial condition or cash flows.

In connection with our separation from Zimmer Biomet, we had to implement separate information systems and applications, and these information systems and applications require an ongoing commitment of significant resources to maintain, protect, enhance and upgrade existing systems and develop and implement new systems to keep pace with changing technology and our business needs. Beginning in 2022, we have been implementing new enterprise resource planning ("ERP") software systems in several countries outside the United States that replaced certain existing business, operational, and financial processes and systems, and we have plans to continue to implement new ERP systems globally in 2024 and 2025. These ERP implementation projects and other information technology ("IT") systems projects have required, and we expect them to continue to require, investment of capital and human resources, the re-engineering of business processes, and the attention of many employees who would otherwise be focused on other areas of our business. As a result of these ERP implementation projects and other IT systems projects, we have experienced difficulties with changes in business processes that have disrupted our operations, and we may continue to experience such disruptions. Delays in integration and/or disruptions to our business from implementation of new or upgraded systems adversely impacted our operating results in 2022 and similar delays and/or disruptions could have a material adverse impact on our financial condition, operating results, and our ability to accurately report our financial condition, operating results or cash flows.

If the information we rely upon to run our businesses were to be found to be inaccurate or unreliable, if we fail to maintain or protect our IT systems and data integrity effectively, if we fail to develop and implement new or upgraded systems to meet our business needs in a timely manner, or if we fail to anticipate, plan for or manage significant disruptions to these systems, our competitive position could be harmed, we could have operational disruptions, lose existing customers, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, have regulatory sanctions or penalties imposed or other legal problems, incur increased operating and administrative expenses, lose revenues or suffer other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Our success largely depends on key personnel, including our senior management, and having adequate succession plans in place. We may not be able to attract, retain and develop the highly skilled employees we need to support our business, which could harm our business.

Our future performance depends, in large part, on the continued services of our senior management and other key personnel, including our ability to attract, retain and motivate key personnel. Competition for key personnel in the various localities and business segments in which we operate is intense. Our ability to attract and retain key personnel, in particular senior management, depends on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. There is no guarantee that we will have the continued service of key employees whom we rely upon to execute our business strategy and identify and pursue strategic opportunities and initiatives. The loss of the services of any of our senior management or other key personnel, or our inability to attract highly qualified senior management and other key personnel, could harm our business. In particular, we may have to incur costs to replace senior officers or other key employees who leave, and our ability to execute our business strategy could be impaired if we are unable to replace such persons in a timely manner.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. Further, changes in our management team may be disruptive to our business, and any failure to successfully integrate key new hires or promoted employees could adversely affect our business and results of operations.

Public health crises have had, and may continue to have, an adverse effect on certain aspects of our business, results of operations, financial condition, and cash flows. The nature and extent of future impacts are highly uncertain and unpredictable.

Our global operations and interactions with healthcare systems, providers and patients around the world expose us to risks associated with public health crises, including epidemics and pandemics such as COVID-19. In particular, the preventative and precautionary measures that we and other businesses, communities, and governments have taken and may take to mitigate the spread of the disease have led to restrictions on, and disruptions in, business and personal activities in certain countries and regions. These restrictions have reduced customer demand for certain of our products. We expect medical procedure rates to continue to vary by therapy and country, and could be impacted by regional COVID-19 case volumes, healthcare system staffing shortages and supply chain issues that affect their ability to provide care, patients' ability or willingness to schedule deferrable procedures, travel restrictions, transportation limitations, quarantine restrictions, vaccine and booster immunization rates, and new COVID-19 variants.

Together with the preventative and precautionary measures being taken, as well as the corresponding need to adapt to new and improved methods of conducting business, COVID-19 has had, and may again have, an adverse impact on certain aspects of our Company and business, including the demand for and supply of certain of our products, operations, supply chains and distribution systems, and our ability to generate cash flow. Some of our products are more sensitive to reductions in deferrable and emergent medical procedures, and certain medical procedures have been and may again be suspended or postponed. It is not possible to predict the timing of deferrable medical procedures and, to the extent individuals and hospital systems de-prioritize, delay or cancel these procedures, our business, results of operations, financial condition, and cash flows could continue to be negatively affected.

We may not be able to effectively integrate acquired businesses into our operations or achieve expected cost savings or profitability from our acquisitions.

Acquisitions we may pursue would involve numerous risks, including:

- unforeseen difficulties in integrating personnel and sales forces, operations, manufacturing, logistics, R&D, information technology, compliance, vendor management, communications, purchasing, accounting, marketing, administration and other systems and processes;
- difficulties harmonizing and optimizing quality systems and operations;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen risks and liabilities associated with businesses acquired, including any unknown vulnerabilities in acquired technology or compromises of acquired data; and
- inability to generate sufficient revenue or realize sufficient cost savings to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of such acquisitions, and we may incur costs in excess of what we anticipate. These risks would likely be greater in the case of larger acquisitions.

Financial, Liquidity and Tax Risks

In connection with our separation from Zimmer Biomet, we incurred substantial floating rate indebtedness that exposes us to increased costs of servicing our indebtedness as interest rates rise, and we may not be able to generate sufficient cash flows to meet all of our debt obligations, which could materially adversely affect our business, financial condition and results of operations.

In connection with our separation from Zimmer Biomet, we entered into and borrowed $595.0 million under a term loan facility and entered into a $175.0 million revolving credit facility. As of December 31, 2023, $511.9 million was outstanding on the term loan, and there were no outstanding borrowings under the revolving credit facility. The term loan bears interest at the adjusted term secured overnight financing rate ("SOFR") plus an applicable margin of 1.50% to 1.75% based on our consolidated total net leverage ratio. We may also incur additional indebtedness in the future.

This significant amount of floating rate debt could potentially have important consequences to us and our debt and equity investors, including:

- exposing us to increased costs of servicing our indebtedness as interest rates rise;
- requiring a substantial portion of our cash flow from operations to make interest payments on this debt;
- making it more difficult to satisfy debt service and other obligations;
- increasing future debt costs and limiting the future availability of debt financing;
- increasing our vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
- placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect or obtain any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on the performance of, and distributions from, our subsidiaries.

We are a holding company, and as such have no material operations or assets other than ownership of equity interests in our subsidiaries. We depend on our subsidiaries to distribute funds to us so that we may pay obligations and expenses, including satisfying obligations with respect to our indebtedness. Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries, and their ability to make distributions and dividends to us, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control. The terms of our current and future indebtedness may restrict the payment of dividends and the ability of subsidiaries to transfer funds to us. If we cannot receive sufficient distributions from our subsidiaries, we may not be able to meet our obligations to fund general corporate expenses or service our debt obligations.

We are exposed to risks of excess and obsolete inventory and we may not realize the expected benefits of our working capital management strategies, which may adversely impact our cash flow and liquidity and require us to incur additional charges.

Maintaining optimal inventory levels and working capital is important to our business. In the years ended December 31, 2023, 2022 and 2021, we incurred charges for excess and obsolete inventory for continuing operations of $0.7 million, $3.1 million and $2.9 million, respectively. We have implemented working capital management strategies designed to, among other things, improve forecast accuracy, optimize inventory levels, and reduce days sales outstanding, which may result in additional charges for excess and obsolete inventory. Further, our inventory optimization efforts involve estimates and assumptions of various matters, including future demand, and our projections related to inventory levels may prove inaccurate. If we do not realize the expected benefits of our working capital management strategies, or if we are unable to accurately forecast demand and manage our inventory, our cash flow and liquidity may be adversely impacted, and we may be required to incur additional charges.

We are subject to risks arising from currency exchange rate fluctuations, which can increase our costs, cause our results of operations to decline and expose us to counterparty risks.

A substantial portion of our foreign revenues is generated in Europe and Japan. The U.S. Dollar value of our foreign-generated revenues varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. Dollar relative to the Euro, the Japanese Yen or other currencies could have a material adverse effect on our results of operations.

We may be adversely affected by inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience cost increases. If any measures we take to try to mitigate the effects of inflation are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

We may have additional tax liabilities.

We are subject to income taxes in the U.S. and in many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our financial statements in the period or periods for which that determination is made.

Changes in the tax laws of the jurisdictions where we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense. For example, changes in the tax laws of foreign jurisdictions could arise as a result of the "base erosion and profit shifting" project undertaken by the Organization for Economic Co-operation and Development ("OECD"). The OECD, which represents a coalition of member countries, has recommended changes to numerous long-standing tax principles, which impact companies with at least 750 million Euro in consolidated revenues.

Future material impairments in the carrying value of our long-lived or intangible assets, including goodwill, would negatively affect our operating results.

Goodwill and intangible assets represent a significant portion of our assets. As of December 31, 2023, we had $262.1 million in goodwill and $114.4 million of intangible assets for continuing operations. The goodwill results from our acquisition activity and represents the excess of the consideration transferred over the fair value of the net assets acquired. Currently, only our dental reporting unit has goodwill. We assess at least annually whether events or changes in circumstances indicate that the carrying value of our intangible assets may not be recoverable. If the operating performance of our reporting units and asset groups fall significantly below current levels, if competing or alternative technologies emerge, or if market conditions or future cash flow estimates for our reporting units decline, we could be required to record additional impairment charges for goodwill and intangible assets. Any write-off of a material portion of our goodwill or unamortized intangible assets would negatively affect our results of operations. We performed an analysis of our spine business in December 2023 on a held-for-sale basis. The fair value of consideration to be received upon closure of the transaction was less than the carrying value of the spine net assets, resulting in a write-down of $289.5 million recorded in December 2023.

If our independent agents and distributors are characterized as employees, we would be subject to additional tax and other liabilities.

We structure our relationships with independent agents and distributors in a manner that we believe results in an independent contractor relationship, not an employee relationship. Although we believe that our independent agents and distributors are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. Changes in classification from independent contractor to employee can result in a change to various requirements associated with the payment of wages, tax withholding, and the provision of unemployment, health and other traditional employer-employee related benefits. If regulatory authorities or state, federal or foreign courts were to determine that our independent agents or distributors are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our independent agents and distributors are our employees could have a material adverse effect on our business, financial condition and results of operations.

Global Operational Risks

We conduct a significant amount of our sales activity outside of the U.S., which subjects us to additional business risks and may cause our results of operations to decline due to increased costs.

Our continuing operations sell products in 70 countries and derived approximately 41% of our net sales in 2023 from outside the U.S. We intend to continue to pursue growth opportunities in sales internationally, including in emerging markets, which could expose us to additional risks associated with international sales and operations. Our international operations are, and will continue to be, subject to risks and potential costs, including:

- changes in foreign medical reimbursement policies and programs;
- changes in foreign regulatory requirements, such as more stringent requirements for regulatory clearance of products;
- differing local product preferences and product requirements;
- fluctuations in foreign currency exchange rates;

- diminished protection of intellectual property in some countries outside of the U.S.;
- trade protection measures, import or export requirements, new or increased tariffs, trade embargoes and sanctions and other trade barriers, which may prevent us from shipping products to a particular market and may increase our operating costs;
- foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.;
- complex data privacy and cybersecurity requirements and labor relations laws;
- extraterritorial effects of U.S. laws such as the FCPA;
- effects of foreign anti-corruption laws, such as the U.K. Bribery Act;
- difficulty in staffing and managing foreign operations;
- labor force instability;
- potentially negative consequences from changes in tax laws; and
- political, social and economic instability and uncertainty, including sovereign debt issues.

Violations of foreign laws or regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation.

Conditions in the global economy, the particular markets we serve and financial markets may adversely affect our business, results of operations and financial condition.

Our business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, changes in global trade policies, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, natural disasters, terrorist attacks and other challenges that affect the global economy may adversely affect us and our distributors, customers and suppliers, including having the effect of:

- reducing demand for our products and services, limiting the financing available to our customers and suppliers and increasing order cancellations;
- increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;
- increasing price competition in our served markets;
- supply interruptions, which could disrupt our ability to produce our products;
- increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets; and
- increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us.

In addition, adverse general economic conditions have led to instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity, inflation and interest rate volatility. If we are unable to access capital and credit markets on terms that are acceptable to us or our lenders are unable to provide financing in accordance with their contractual obligations, we may not be able to make certain investments or acquisitions or fully execute our business plans and strategies. Furthermore, our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

If there is a slowdown in the global economy or in any of the markets we serve for a significant period, if there is significant deterioration in the global economy or such markets, if there is instability in global capital and credit markets or if any improvements in the global economy do not benefit the markets we serve, our business, results of operations and financial condition could be adversely affected.

Legal, Regulatory and Compliance Risks

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.

The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new, non-exempt, non-Class I medical device only after the device has received clearance under Section 510(k) of the FDCA, or receives approval under the PMA process. If clinical trials of our current or future product candidates do not produce results necessary to support regulatory approval, we will be unable to commercialize these products, which could have a material adverse effect on our financial results.

The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. Additionally, any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires each manufacturer to make the determination of whether a modification requires a new 510(k) notification or PMA application in the first instance, but the FDA can review any such decision. If the FDA disagrees with our decisions regarding whether new clearances or approvals are necessary, the FDA may retroactively require us to seek 510(k) clearance or PMA approval. For device modifications that we conclude do not require a new regulatory clearance or approval, we may be required to recall and to stop marketing the modified devices if the FDA or another agency disagrees with our conclusion and requires new clearances or approvals for the modifications. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible.

We are subject to costly and complex laws and governmental regulations relating to the development, design, product standards, packaging, advertising, promotion, post-market surveillance, manufacturing, labeling and marketing of our products, non-compliance with which could adversely affect our business, financial condition and results of operations.

Our global regulatory environment is increasingly stringent, unpredictable and complex. The products we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other supranational, national, federal, regional, state and local governmental authorities. The process of obtaining regulatory approvals and clearances to market these products can be costly and time consuming and approvals might not be granted for future products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues or in substantial additional costs.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations and other supranational, national, federal, regional, state and local requirements globally. Compliance with these requirements, including the QSR, recordkeeping regulations, labeling and promotional requirements and adverse event reporting regulations, is subject to continual review and is monitored rigorously through periodic inspections by the FDA and other regulators, which may result in observations (such as on Form FDA-483), and in some cases warning letters, that require corrective action, or other forms of enforcement. If the FDA or another regulator were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, they could ban such products, detain or seize adulterated or misbranded products, order a recall, repair, replacement or refund of payment of such products, refuse to grant pending PMA applications, refuse to provide certificates for exports and/or require us to notify healthcare professionals and others that the products present unreasonable risks of substantial harm to the public health. Furthermore, the FDA strictly regulates the promotional claims that we may make about approved or cleared products. If the FDA determines that we have marketed or promoted a product for off-label use—uses other than those indicated on the labeling cleared by the FDA—we could be subject to fines, injunctions or other penalties. The FDA may also impose operating restrictions, including a ceasing of operations at one or more facilities, enjoin and restrain certain violations of applicable law pertaining to our products, seize products and assess civil or criminal penalties against our officers, employees or us. The FDA could also issue a corporate warning letter or a recidivist warning letter or negotiate the entry of a consent decree of permanent injunction with us, and/or recommend prosecution. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products and could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulations outside the U.S. continue to become increasingly stringent and complex, and our products may become subject to more rigorous regulation by non-U.S. governmental authorities in the future. In the EU, for example, the EU MDR went into effect in May 2021 and includes significant additional premarket and post-market requirements. Complying with the requirements of this regulation requires us to incur significant expense. Additionally, the availability of EU notified body services certified to the new requirements is limited, which may delay the marketing approval for some of our products under the EU MDR. Any such delays, or any failure to meet the requirements of the new regulation, could adversely impact our business in the EU and other regions that tie their product registrations to the EU requirements.

Our products and operations are also often subject to the rules of industrial standards bodies, such as the ISO. If we fail to adequately address any of these rules, our business could be harmed.

Furthermore, if we fail to receive or maintain necessary approvals or certifications to commercialize our products in foreign jurisdictions, our business, results of operations and financial condition could be adversely affected.

If we fail to comply with healthcare fraud and abuse laws and regulations or anticorruption regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that medical products companies have with healthcare providers are under increased scrutiny around the world. Our industry is subject to various laws and regulations pertaining to healthcare fraud and abuse, including the False Claims Act, the Anti-Kickback Statute, the Stark law, the Physician Payments Sunshine Act, the FDCA and similar laws and regulations in the U.S. and around the world. In addition, we are subject to various laws concerning anti-corruption and anti-bribery matters (including the FCPA), sales to countries or persons subject to economic sanctions and other matters affecting our international operations. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. While we have safeguards in place to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors, these safeguards may be ineffective. In the past, Zimmer Biomet (including a former subsidiary of Zimmer Biomet that is now a subsidiary of ZimVie) has been subject to SEC and DOJ investigation with respect to an FCPA matter, resulting in an SEC administrative cease and desist order, a deferred prosecution agreement and a plea agreement, as well as oversight for a period of time through August 2020 by an independent compliance monitor. Any violations of the FCPA and similar laws may result in severe criminal or civil sanctions, and could result in substantial costs to respond to any such violations and to comply with any such sanctions, or could lead to other liabilities or proceedings against us, and would likely harm our reputation, business, financial condition and result of operations.

Healthcare fraud and abuse laws are broad in scope and are subject to evolving interpretation, which could require us to incur substantial costs to monitor compliance or to alter our practices if they are found to be noncompliant. Violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in governmental healthcare programs. Despite implementation of a comprehensive global healthcare compliance program, we cannot provide assurance that any of the healthcare fraud and abuse laws will not change or be interpreted in the future in a manner that restricts or adversely affects our business activities or relationships with healthcare professionals, nor can we make any assurances that authorities will not challenge or investigate our current or future activities under these laws.

Responding to government requests and investigations requires considerable resources, including the time and attention of management. If we were to become the subject of an enforcement action, it could result in negative publicity, penalties, fines, the exclusion of our products from reimbursement under federally-funded programs and/or prohibitions on our ability to sell our products, which could have a material adverse effect on our results of operations, financial condition and liquidity.

If we fail to comply with data privacy and security laws and regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

We are subject to federal, state and foreign data privacy and security laws and regulations that govern the processing, collection, use, disclosure, transfer, storage, disposal and protection of health-related and other personal information. The FDA issued final guidance in September 2023 to which we may be subject concerning data security for medical devices. In addition, certain of our affiliates are subject to privacy, security and breach notification regulations promulgated under HIPAA. HIPAA governs the use, disclosure and security of protected health information by HIPAA "covered entities" and their "business associates." HHS (through the Office for Civil Rights) has direct enforcement authority over covered entities and business associates with regard to compliance with HIPAA regulations. There are also federal and state laws and enforcement actions with respect to non-HIPAA covered consumer health data.

Further, a number of U.S. states have enacted data privacy and security laws and regulations that govern the processing, collection, use, disclosure, transfer, storage, disposal and protection of personal information, such as social security numbers, medical and financial information and other personal information. These laws and regulations may be more restrictive and not preempted by U.S. federal laws. Outside of the U.S., data protection laws, including the EU GDPR in Europe and the Lei Geral de Proteção de Dados in Brazil, also apply to our operations in those countries in which we provide services to our customers. Legal requirements in countries outside the U.S. relating to the collection, storage, processing and transfer of personal data continue to evolve. These laws and other requirements may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

For additional information about these laws and regulations, see Part I, Item 1. "Business – Government Regulation and Compliance."

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement compliance with any additional requirements. In addition, new and more stringent multinational, national and state privacy legislation and regulations may be adopted in 2024 and beyond. We cannot predict all the jurisdictions in which new legislation, regulation or enforcement might arise, the scope of such legislation, regulation and enforcement, or the potential impact to our business and operations of any such changes. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties and injunctive relief), private litigation and/or adverse publicity and could have a material adverse impact on our business, financial condition or results of operations.

We are increasingly dependent on sophisticated information technology and if we fail to effectively maintain or protect our information systems or data, including from data breaches, our business could be adversely affected.

We are increasingly dependent on sophisticated information technology for our products, services and infrastructure. As a result of technology initiatives, expanding privacy and cybersecurity laws, changes in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. In addition, some of our products and services incorporate software or information technology that collects data regarding patients and patient therapy, and some products or software we provide to customers connect to our systems for maintenance and other purposes. We also have outsourced elements of our operations to third parties, and, as a result, we manage a number of third-party business partners and third-party suppliers who may or could have access to our confidential information, including, but not limited to, intellectual property, proprietary business information and personal information of patients, employees and customers (collectively "Confidential Information").

Our information systems, and those of third-party business partners and third-party suppliers with whom we contract, require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information technology, evolving systems and regulatory standards, changing threats and vulnerabilities, and the increasing need to protect patient, customer and other personal or confidential information. In addition, given their size and complexity, these systems could be vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners or from cyber-attacks by malicious third parties attempting to gain unauthorized access to our products, systems or Confidential Information.

Like other multinational corporations, we have experienced a few successful phishing attempts via email that were detected and quickly mitigated. We expect to experience similar phishing campaigns in the future, which may be more difficult and costly to address and mitigate. We and our third-party business partners, along with other corporations, could be subjected to other cyber-threats, including state-sponsored cyber-attacks, industrial espionage, insider threats, computer denial-of-service attacks, computer viruses, ransomware and other malware, payment fraud or other cyber incidents. Our incident response efforts, business continuity procedures and disaster recovery planning may not be sufficient for all eventualities. If we or our third-party business partners fail to maintain or protect our information systems and data integrity effectively, we could:

- lose existing customers, vendors and business partners;
- have difficulty attracting new customers;
- have problems in determining product cost estimates and establishing appropriate pricing;
- suffer outages or disruptions in our operations or supply chain;
- have difficulty preventing, detecting and controlling fraud;
- have disputes with customers, physicians and other healthcare professionals;
- have regulatory sanctions or penalties imposed;
- incur increased operating expenses;
- be subject to issues with product functionality that may result in a loss of data, risk to patient safety, field actions and/or product recalls;
- incur expenses or lose revenues as a result of a data privacy breach; or
- suffer other adverse consequences.

Cyber-attack attempts are becoming more frequent and sophisticated. Therefore, despite our efforts, we cannot assure that cyber-attacks or data breaches will not occur or that systems issues will not arise in the future. Any significant breakdown, intrusion, breach, interruption, corruption or destruction of these systems could have a material adverse effect on our business and reputation and could materially adversely affect our results of operations and financial condition.

Pending and future product liability claims and litigation could adversely impact our financial condition and results of operations and impair our reputation.

Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. In the ordinary course of business, we are the subject of product liability lawsuits alleging that component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients. We are currently defending a number of product liability lawsuits and claims related to various products.

Product liability claims are expensive to defend, divert our management's attention and, if we are not successful in defending the claim, can result in substantial monetary awards against us or costly settlements. Further, successful product liability claims made against one or more of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Any product liability claim brought against us, with or without merit and regardless of the outcome or whether it is fully pursued, may result in: decreased demand for our products; injury to our reputation; significant litigation costs; product recalls; loss of revenue; the inability to commercialize new products or product candidates; and adverse publicity regarding our products. Any of these may have a material and adverse effect on our reputation with existing and potential customers and on our business, financial condition and results of operations. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

We bear the risk of warranty claims on our products.

We bear the risk of express and implied warranty claims on products we supply, including equipment and component parts manufactured by third parties. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expire, which could result in additional costs to us. There is a risk that warranty claims made against us will exceed our warranty reserve and our business, financial condition and results of operations could be harmed.

The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, which could adversely affect our business, results of operations and financial condition.

The industries that we serve have undergone, and are in the process of undergoing, significant changes in an effort to reduce costs, including the following:

- Governmental and private healthcare providers and payors around the world are increasingly utilizing managed care for the delivery of healthcare services, centralizing purchasing, limiting the number of vendors that may participate in purchasing programs, forming group purchasing organizations and integrated health delivery networks and pursuing consolidation to improve their purchasing leverage and using competitive bid processes to procure healthcare products and services.
- Certain of our customers, and the end-users to whom our customers supply products, rely on government funding of and reimbursement for healthcare products and services and research activities. Healthcare reform changes and government austerity measures have reduced and may further reduce the amount of government funding or reimbursement available to customers or end-users of our products and services and/or the volume of medical procedures using our products and services. Other countries, as well as some private payors, also control the price of healthcare products, directly or indirectly, through reimbursement, payment, pricing or coverage limitations, tying reimbursement to outcomes or (in the case of governmental entities) compulsory licensing. Global economic uncertainty or deterioration can also adversely impact government funding and reimbursement.

These changes, as well as other impacts from market demand, government regulations, third-party coverage and reimbursement policies and societal pressures, have started changing the way healthcare is delivered, reimbursed and funded and may cause participants in the healthcare industry and related industries that we serve to purchase fewer of our products and services, reduce the prices they are willing to pay for our products and services, reduce the amounts of reimbursement and funding available for our products and services from governmental agencies or third-party payors, heighten clinical data requirements, reduce the volume of medical procedures that use our products and services, affect the acceptance rate of new technologies and products and increase our compliance and other costs. In addition, we may be excluded from important market segments or unable to enter into contracts with group purchasing organizations and integrated health networks on terms acceptable to us, and even if we do enter into such contracts, they may be on terms that negatively affect our current or future results of operations. All of the factors described above could adversely affect our business, results of operations and financial condition.

We are substantially dependent on patent and other proprietary rights, and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products, or prohibit us from enforcing our patent and other proprietary rights against others.

Claims of intellectual property infringement and litigation regarding patent and other intellectual property rights are commonplace in our industry and are frequently time consuming and costly. At any given time, we may be involved as either plaintiff or defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent and other intellectual property litigation, such litigation could result in our payment of significant monetary damages and/or royalty payments, negatively impact our ability to sell current or future products or prohibit us from enforcing our patent and proprietary rights against others, which could have a material adverse effect on our business and results of operations.

Our success depends in part on our proprietary technology, processes, methodologies and information. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws and nondisclosure, license, assignment and confidentiality arrangements to establish, maintain and protect our proprietary rights, as well as the intellectual property rights of third parties whose assets we license. However, the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, may not be adequate to prevent unauthorized use, misappropriation or theft of our intellectual property. Further, our currently pending or future patent applications may not result in patents being issued to us, patents issued to or licensed by us in the past or in the future may be challenged or circumvented by competitors, and such patents may be found to be invalid, unenforceable or insufficiently broad to protect our technology or to provide us with any competitive advantage. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and the required licenses may not be available on reasonable terms or at all. We also cannot be certain that others will not independently develop substantially equivalent proprietary information.

In addition, intellectual property laws differ in various jurisdictions in which we operate and are subject to change at any time, which could further restrict our ability to protect our intellectual property and proprietary rights. In particular, a portion of our revenues is derived from jurisdictions where adequately protecting intellectual property rights may prove more challenging or impossible. We may also not be able to detect unauthorized uses or take timely and effective steps to remedy unauthorized conduct. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation or other proceedings, and we may not ultimately prevail. Any failure to establish, maintain or protect our intellectual property or proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

We are involved in legal proceedings that may result in adverse outcomes.

In addition to intellectual property and product liability claims and lawsuits, we are involved in various commercial litigation and claims and other legal proceedings that arise from time to time in the ordinary course of our business. Given the uncertain nature of legal proceedings generally, we are not able in all cases to estimate the amount or range of losses that could result from an unfavorable outcome. We could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Our business involves the use of hazardous materials, and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers' activities and our own activities involve the controlled storage, use and disposal of hazardous materials or materials that can become hazardous as a result of the manufacturing process. We and our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state, federal or other applicable authorities may curtail our use of these materials and interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect our financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere presents risks to our current and future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires, or flooding. Such extreme weather conditions and other conditions caused by or related to climate change could increase our operational costs, pose physical risks to our facilities, and adversely impact our supply chain, including: manufacturing and distribution networks, the availability and cost of raw materials and components, energy supply, transportation, or other inputs necessary for the operation of our business. The impacts of climate change on global water resources may result in water scarcity, which could impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Concerns over climate change could have an impact on customer demand for our products and result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. Although it is difficult to predict and adequately prepare to meet the challenges to our business posed by climate change, if new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet our regulatory obligations as well as adverse impacts on raw material sourcing, manufacturing operations, and the distribution of our products.

Risks Related to the Separation and the Distribution

The financial information included in this Annual Report from prior to the separation is not necessarily representative of the results we would have achieved as a standalone, publicly traded company and may not be a reliable indicator of our future results.

We began operating as a standalone, publicly traded company on March 1, 2022. All of our financial information for periods prior to March 1, 2022 reflects historical financial information of our business as a wholly owned subsidiary of Zimmer Biomet and does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone, publicly traded company during those periods or that we may achieve in the future. For example, historical combined financial information reflects allocations of expenses for services historically provided by Zimmer Biomet, and those allocations may be different than the comparable expenses we would have incurred as a standalone company. Additionally, the historical combined financial information does not reflect the changes that have occurred in our cost structure, management, financing arrangements and business operations related to being an independent, publicly traded company.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, Zimmer Biomet, and Zimmer Biomet stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Zimmer Biomet for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

In connection with the separation and distribution, Zimmer Biomet obtained a private letter ruling from the Internal Revenue Service (the "IRS") regarding certain U.S. federal income tax matters relating to the separation and distribution and received an opinion from its tax advisors. The IRS private letter ruling and the opinion were based upon and rely on, among other things, the continuing validity of such private letter ruling, various facts and assumptions, as well as certain representations, statements and undertakings of Zimmer Biomet and us, including those relating to the past and future conduct of Zimmer Biomet and us. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Zimmer Biomet or we breach any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion(s) of tax advisors, the IRS private letter ruling and/or the opinion may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion of tax advisors, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, the opinion of tax advisors represents the judgment of such tax advisors and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion. Accordingly, notwithstanding receipt by Zimmer Biomet of the IRS private letter ruling and the opinion of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, Zimmer Biomet, we and Zimmer Biomet stockholders could be subject to significant U.S. federal income tax liability.

If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"), in general, for U.S. federal income tax purposes, Zimmer Biomet would recognize taxable gain as if it had sold ZimVie common stock in a taxable sale for its fair market value (unless Zimmer Biomet and we jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the Zimmer Biomet group would recognize taxable gain as if we had sold all of our assets in a taxable sale in exchange for an amount equal to the fair market value of ZimVie common stock and the assumption of all of our liabilities and (b) we would obtain a related step-up in the basis of our assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, in general, for U.S. federal income tax purposes, Zimmer Biomet stockholders who receive our shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Under the tax matters agreement that Zimmer Biomet has entered into with us, we may be required to indemnify Zimmer Biomet against any additional taxes and related amounts resulting from (a) an acquisition of all or a portion of our equity securities or assets, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (b) other actions or failures to act by us or (c) any inaccuracy or breach of our representations, covenants or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of tax advisors. Any such indemnity obligations, including the obligation to indemnify Zimmer Biomet for taxes resulting from the distribution and certain related transactions not qualifying as tax-free, could be material.

U.S. federal income tax consequences may restrict our ability to engage in certain desirable strategic or capital-raising transactions.

Under current law, a separation can be rendered taxable to Zimmer Biomet and its stockholders as a result of certain post-separation acquisitions of shares or assets of ZimVie. For example, a separation may result in taxable gain to Zimmer Biomet under Section 355(e) of the Code if the separation were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in us. To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to our indemnity obligation described above, the tax matters agreement restricts us, for the two-year period following the distribution, except in specific circumstances, from:

- entering into any transaction pursuant to which all or a portion of our common stock or assets would be acquired, whether by merger or otherwise;
- issuing equity securities beyond certain thresholds;
- repurchasing shares of our capital stock other than in certain open-market transactions;
- ceasing to actively conduct certain aspects of our business; and/or
- taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

We may not achieve some or all of the expected benefits of the separation, and the separation may materially and adversely affect our financial position, results of operations and cash flows.

We may be unable to achieve the full strategic and financial benefits expected from the separation, or such benefits may be delayed or not occur at all for a variety of reasons, including, among others, that: (a) we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Zimmer Biomet; (b) our business is less diversified than Zimmer Biomet's business prior to the separation and distribution; and (c) the other actions required to separate Zimmer Biomet's and our respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our financial position, results of operations and cash flows.

Zimmer Biomet or we may fail to perform under various transaction agreements that were executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation and prior to the distribution, we and Zimmer Biomet entered into a separation agreement and various other agreements, including a transition services agreement, a tax matters agreement, an intellectual property matters agreement, a transitional trademark license agreement, a transition manufacturing and supply agreement and a reverse transition manufacturing and supply agreement. The separation agreement, the tax matters agreement, the intellectual property matters agreement and the transitional trademark license agreement determine the allocation of assets, rights and liabilities between the companies following the separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by Zimmer Biomet for the benefit of us for a limited period of time after the separation. Additionally, we are manufacturing certain products for Zimmer Biomet on a transitional basis and Zimmer Biomet is manufacturing certain products for us. We rely on Zimmer Biomet to satisfy its obligations under these agreements. If Zimmer Biomet is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. Upon expiration of the transition services agreement, the transition manufacturing and supply agreement and the reverse transition manufacturing and supply agreement, each of the services that are covered in such agreements will have to be provided internally or by third parties. If we do not have agreements with other providers of these services once certain transaction agreements expire or terminate, we may not be able to operate our business effectively, which may have a material adverse effect on our financial position, results of operations and cash flows.

If we are required to pay under our indemnification obligations to Zimmer Biomet, our financial results could be negatively impacted. The Zimmer Biomet indemnity may not be sufficient to hold us harmless from the full amount of liabilities for which Zimmer Biomet is allocated responsibility, and Zimmer Biomet may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation agreement and certain other agreements with Zimmer Biomet, Zimmer Biomet agreed to indemnify us for certain liabilities, and we agreed to indemnify Zimmer Biomet for certain liabilities, in certain cases for uncapped amounts. Indemnities that we may be required to provide Zimmer Biomet may not be subject to any cap, may be significant and could negatively impact our business, particularly with respect to indemnities provided in the tax matters agreement. Third parties could also seek to hold us responsible for any of the liabilities that Zimmer Biomet has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used operating our business. Further, the indemnity from Zimmer Biomet may not be sufficient to protect us against the full amount of such liabilities, and Zimmer Biomet may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Zimmer Biomet any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our financial position, results of operations and cash flows.

The allocation of intellectual property rights among us and Zimmer Biomet as part of the separation could adversely impact our competitive position and our ability to develop and commercialize certain future products and services.

In connection with the separation, we entered into an intellectual property matters agreement with Zimmer Biomet governing, among other things, the allocation of intellectual property rights related to our respective businesses. As a result of the separation and such allocation, we no longer have an ownership interest in certain intellectual property rights, but are a non-exclusive licensee of such rights. This loss of the ownership of certain intellectual property rights could adversely affect our ability to maintain our competitive position through the enforcement of these rights against third parties that infringe these rights. In addition, we may lose our ability to license these rights to third parties in exchange for a license to such third parties' rights we may need to operate our business.

The terms of the intellectual property matters agreement also include cross-licenses among the parties of certain intellectual property rights owned by ZimVie and Zimmer Biomet and needed for the continuation of the operations of the ZimVie businesses and the Zimmer Biomet core orthopedic businesses, respectively. The licenses granted to us by Zimmer Biomet are nonexclusive and, accordingly, Zimmer Biomet could license such licensed intellectual property rights to our competitors, which could adversely affect our competitive position in the industry. Moreover, our use of the intellectual property rights licensed to us by Zimmer Biomet is restricted to existing products (and derivative products) in certain fields of use related to our business. The limited nature of such licenses, and the other rights granted to us pursuant to the intellectual property matters agreement, may not provide us with all the intellectual property rights that we held or may need as our business changes in the future. Accordingly, if we were to expand our business to include new products and services outside of our current fields of use, we will not have the benefit of such licenses for such new products or services. As a result, it may be necessary for us to develop our technology independently of such licensed rights, which could make it more difficult, time consuming and/or expensive for us to develop and commercialize certain new products and services.

Risks Related to Our Common Stock

If securities or industry analysts do not publish research or publish inaccurate, misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not control these analysts, or the content, opinions or financial models included in their reports. If one or more of the analysts downgrades our stock or publishes inaccurate, misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our common stock or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the stock price or trading volume of our common stock to decline.

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with this Annual Report, our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting.

The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We do not expect to pay any cash dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business. As a result, we do not expect to pay cash dividends on our common stock for the foreseeable future. Investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Any payment of future cash dividends on our common stock will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Therefore, you should not expect to receive dividend income from shares of our common stock.

Our certificate of incorporation designates a state or federal court located in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, a state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, as amended (the "DGCL"), or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against us or any director, officer or other employee of ours governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, since Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, our certificate of incorporation further provides that the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder.

This exclusive forum provision may limit the ability of a stockholder to commence litigation in a forum that the stockholder prefers, or may require a stockholder to incur additional costs in order to commence litigation in Delaware or U.S. federal district courts, each of which may discourage such lawsuits against us or our directors or officers.

Anti-takeover provisions in our certificate of incorporation and bylaws and of Delaware law could enable our board of directors to resist a takeover attempt by a third party and limit the power of our stockholders.

Our certificate of incorporation and bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquiror and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of our board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of ZimVie and our stockholders. Accordingly, in the event that our board of directors determines that a potential business combination transaction is not in the best interests of us and our stockholders but certain stockholders believe that such a transaction would be beneficial to us and our stockholders, such stockholders may elect to sell their shares in ZimVie and the trading price of our common stock could decrease.

These and other provisions of our certificate of incorporation, bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, an acquisition or further issuance of our stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to Zimmer Biomet. Under the tax matters agreement, and as described in more detail above, we would be required to indemnify Zimmer Biomet for the resulting taxes and related amount, and this indemnity obligation might discourage, delay or prevent a change of control that investors may consider favorable.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures and processes that are designed to safeguard our information systems and to assess, identify and manage material risks from cybersecurity threats.

*Managing Material Risks and Integrated Overall Risk Managemen*t

We have strategically integrated cybersecurity risk management into our broader risk management framework. This integration ensures that cybersecurity considerations are an integral part of our overall risk management system and processes. In addition, our risk management team works closely with our IT department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Engaging Third Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, we engage a range of external experts, including cybersecurity assessors, consultants and auditors to evaluate and test our systems and to advise us on cybersecurity risk management processes. These relationships enable us to leverage specialized knowledge and insights, in an effort to keep our cybersecurity strategies and processes at the forefront of industry best practices. Our collaboration with these third parties includes regular audits, threat assessments and consultation on security enhancements.

Overseeing Third-party Risk

We have implemented processes to oversee and manage risks from cybersecurity threats associated with third-party service providers. We conduct security requirements assessments of third-party providers before engagement and maintain ongoing monitoring for compliance with our cybersecurity requirements. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

Risks from Cybersecurity Threats

To date, we have not experienced any cybersecurity incidents that have materially affected our business strategy, results of operations or financial condition. However, we are subject to risks from cybersecurity threats that could have that effect, as further described in Item 1A "Risk Factors" of this Annual Report.

Governance

Our Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats and has established robust processes to oversee such risks.

Board of Directors Oversight

The Audit Committee is central to the Board's oversight of cybersecurity risks and has been delegated responsibility for assessing and managing such risks. The Audit Committee members have diverse expertise in risk management, technology and finance, equipping them to oversee cybersecurity risks effectively.

Management's Role Managing Risk and Reporting to the Board of Directors

Our Chief Information Officer ("CIO") and Chief Executive Officer ("CEO") play a pivotal role in informing the Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee at their meetings on a regular basis. These briefings encompass a broad range of topics, including:

- current cybersecurity landscape and emerging threats;
- status of ongoing cybersecurity initiatives and strategies;
- incident reports and learnings from any cybersecurity events; and
- compliance with regulatory requirements and industry standards.

In addition to the scheduled meetings, the Audit Committee, CIO and CEO maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain. The Audit Committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. In addition, the Audit Committee conducts an annual review of our cybersecurity posture and the effectiveness of our risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

Cybersecurity Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with our Director of IT Security, reporting to the CIO. Our Director of IT Security oversees our cybersecurity program, tests our compliance with standards, remediates known risks and leads our employee security training program. With over 25 years of experience in the field of cybersecurity, our Director of IT Security brings a wealth of expertise to the role, including extensive experience as an enterprise head of security and recognition within the industry. Our Director of IT Security provides in-depth knowledge and experience, which is instrumental in developing and executing our cybersecurity strategies.

Monitoring Cybersecurity Incidents

Our Director of IT Security implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, we have in place a detailed incident response plan. This plan includes immediate actions designed to mitigate the impact and long-term strategies for remediation and prevention of future incidents. In addition, our Director of IT Security is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition assists in the prevention, detection, mitigation and remediation of cybersecurity incidents.

ITEM 2. PROPERTIES.

We own or lease more than 40 facilities around the world, approximately one-third of which are in the U.S. Our corporate headquarters and our spine headquarters are in Westminster, Colorado. Our dental headquarters is in Palm Beach Gardens, Florida, which is also home to significant manufacturing operations and R&D activities.

We have six principal manufacturing site locations, described below, and a physical presence in approximately 25 countries.

Location	How Held	Primary Use	Sq. Ft.
Palm Beach Gardens, FL	Owned	Dental Executive Offices Dental Manufacturing	190,000
Westminster, CO	Leased	Corporate Headquarters Spine Executive Offices Spine Manufacturing	104,000
Troyes, France	Leased	Spine Manufacturing	83,000
Valencia, Spain	Owned	Dental Manufacturing	70,000
Guaynabo, Puerto Rico	Owned	Spine Manufacturing	55,000
Memphis, TN	Leased	Spine Manufacturing	30,000

We maintain sales and administrative offices and warehouse and distribution facilities in countries around the world. These local market facilities are primarily leased due to common business practices and to allow us to be more adaptable to changing needs in the market.

We distribute our products both through large, centralized warehouses and through smaller, market specific facilities, depending on the needs of the market.

We believe that all of the facilities and equipment are in good condition, well maintained and able to operate at present levels. We believe the current facilities, including manufacturing, warehousing, R&D and office space, provide sufficient capacity to meet ongoing demands.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial and other matters that arise in the normal course of business. We currently do not expect the outcome of these matters to have a material adverse impact on our results of operations, cash flows or financial position. However, the outcome of such matters is unpredictable, our assessment of them may change, and resolution of them could have a material adverse effect on our financial position, results of operations or cash flows.

For additional information related to our contingencies, see Note 16 to our consolidated financial statements included in Part II, Item 8 of this Annual Report, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Common Stock Market Information

Our common shares began "when issued" trading on the Nasdaq Global Select Market on February 14, 2022. "Regular way" trading on the Nasdaq Global Select Market began on March 1, 2022.

Our common stock is traded on the Nasdaq Stock Market under the symbol "ZIMV." As of February 23, 2024, there were approximately 10,900 holders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities that have not been previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K during the year ended December 31, 2023.

Dividend Policy

We do not expect to pay dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Performance Graph

The following graph compares the cumulative total stockholder return data on our common stock from March 1, 2022 to December 29, 2023 with the cumulative return of (i) the Nasdaq Composite Index, and (ii) the S&P 600 Health Care index. The graph assumes that $100 was invested on March 1, 2022 in our common stock and in each of the comparative indices, and the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The following graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF CUMULATIVE TOTAL RETURN*
AMONG ZIMVIE, INC.,
THE NASDAQ COMPOSITE INDEX
AND THE S&P 600 HEALTH CARE INDEX



* $100 invested on March 1, 2022 in stock or index, including reinvestment of dividends.

Equity Compensation Plan Information

The information required by this Item concerning equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Annual Report.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following information should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. Certain percentages presented in this discussion and analysis are calculated from the underlying whole-dollar amounts and therefore may not recalculate from the rounded numbers used for disclosure purposes.

The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Cautionary Note Regarding Forward-Looking Statements" and Part I, Item 1A, "Risk Factors."

OVERVIEW

ZimVie was incorporated in 2021 as a wholly owned subsidiary of Zimmer Biomet for the sole purpose of holding directly or indirectly the assets and liabilities associated with the dental and spine businesses of Zimmer Biomet for distribution. The distribution of the dental and spine businesses was completed on March 1, 2022, and resulted in ZimVie becoming a standalone, publicly traded company. Prior to March 1, 2022, ZimVie's financial statements were prepared on a carve-out basis and were derived from Zimmer Biomet's consolidated financial statements and accounting records.

Following the distribution, Zimmer Biomet initially retained 19.7% of the outstanding shares of ZimVie common stock, and all transactions between ZimVie and Zimmer Biomet from the distribution to February 1, 2023 were reported as related party transactions. As of February 1, 2023, Zimmer Biomet had sold all of its 19.7% ownership in ZimVie and is no longer considered a related party. As such, transactions with Zimmer Biomet subsequent to February 1, 2023 are reported as third party transactions.

ZimVie is a leading medical technology company dedicated to enhancing the quality of life for dental and spine patients worldwide. We develop, manufacture and market a comprehensive portfolio of products and solutions designed to support dental tooth replacement and restoration procedures and treat a wide range of spine pathologies. We have a broad geographic revenue base, with meaningful exposure to both established and emerging markets. We have six manufacturing site locations (two of which support continuing operations), and a physical presence in approximately 25 countries (21 of which are related to continuing operations).

In the dental segment, our core services include designing, manufacturing and distributing a comprehensive portfolio of dental implant systems, biomaterials and digital dentistry solutions. Dental reconstructive implants are for individuals who are totally without teeth or are missing one or more teeth, dental prosthetic products are aimed at providing aesthetic and functional restoration to resemble the original teeth, and dental regenerative products are for soft tissue and bone rehabilitation. We are well-positioned in the growing global dental implant, biomaterials and digital dentistry market with a strong presence in the tooth replacement market with market leading positions in certain geographies.

In the spine segment, our broad portfolio addresses all areas of spine with market leadership in cervical disc replacement and vertebral body tethering to treat pediatric scoliosis. Our core services include designing, manufacturing and distributing a full suite of spinal surgery solutions to treat patients with back or neck pain caused by degenerative conditions, deformities, tumors or traumatic injury of the spine. We also provide devices that promote bone healing.

On December 15, 2023, we entered into a definitive agreement to sell our spine segment to an affiliate of H.I.G. Capital for $375 million in total consideration. The transaction is expected to close in the first half of 2024, subject to the satisfaction or waiver of certain closing conditions, including receipt of required regulatory approvals. See additional information in Notes 1 and 3 to our consolidated financial statements included in Item 8 of this Annual Report.

2024 Outlook

In our dental product category, we expect continued growth from our implants, digital dentistry and biomaterials product offerings, including new product launches; however, such growth may be limited in 2024 by headwinds in foreign currency exchange risk, especially from the Euro, and macro-economic uncertainty.

Although we expect to face continued macro-economic and inflationary pressures on our cost structure, we are focused on driving operational improvements to optimize our business to expand margins. In early 2024, we initiated an evaluation of our continuing operations with the intention of reducing costs. We will focus on our disciplined financial framework and operational improvement initiatives to support the health of our income statement and balance sheet. We believe this will allow us more financial flexibility to invest in higher growth opportunities. We expect an overall decrease in interest expense in 2024 as we intend to use a portion of the proceeds from the sale of the spine segment to pay down debt.

RESTRUCTURING AND OTHER COST REDUCTION INITIATIVES

Below is a summary of our restructuring and other cost reduction initiatives. For further information, refer to our discussion of expenses below under "Results of Operations - Fiscal Years Ended December 31, 2023, 2022 and 2021 - Operating Expenses" and in Note 18 to our consolidated financial statements included in this Annual Report.

2023 Programs

In April 2023, we initiated restructuring activities to better position our organization for future success based on the current business environment. In July 2023, we continued these activities and took additional actions. These activities have the objective of reducing our global cost structure and streamlining our organizational infrastructure across all regions, functions, and levels.

2022 Program

In June 2022, we initiated a restructuring plan with the objective of reducing costs and optimizing our global footprint. The national volume-based procurement program for dental products in China took place in January 2023, and we were not successful in our bid. We continue to operate our dental product activities in China by focusing on the private market. Annual dental product sales in China represented less than 1% of our consolidated continuing annual sales in both 2023 and 2022.

RESULTS OF OPERATIONS

As discussed above in the "Overview," we entered into a definitive agreement in December 2023 to sell our spine segment. As such, the historical results of our spine segment have been reflected as discontinued operations in our consolidated financial statements included in Item 8 of this Annual Report, and the following discussion is presented on a continuing operations basis. See Notes 1 and 3 to our consolidated financial statements included in Item 8 of this Annual Report for details of the financial condition, results of operations and selected cash flows of our spine segment.

Fiscal Years Ended December 31, 2023, 2022 and 2021

Net Sales

The following tables present net sales and the components of the percentage changes ($ in thousands):

	Year Ended December 31,		% Inc/(Dec)	Volume/Mix	Price	Foreign Exchange
	2023	**2022**				
Third party, net	$ 457,197	$ 459,681	(0.5)%	0.2%	(0.8)%	0.1%
Related party, net	236	3,611	(93.5)%	N/A	N/A	N/A
Total Net Sales	$ 457,433	$ 463,292	(1.3)%	N/A	N/A	N/A

	Year Ended December 31,		% Inc/(Dec)	Volume/Mix	Price	Foreign Exchange
	2022	**2021**				
Third party, net	$ 459,681	$ 468,482	(1.9)%	0.9%	1.7%	(4.5)%
Related party, net	3,611	3,826	(5.6)%	N/A	N/A	N/A
Total Net Sales	$ 463,292	$ 472,308	(1.9)%	N/A	N/A	N/A

Volume/Mix Trends

Volume increased in 2023 compared to 2022, primarily due to increased sales of digital dentistry and biomaterial products, partially offset by a decrease in sales of dental implants and the timing of certain distributor orders.

Volume increased in 2022 compared to 2021, due to increased sales of digital dentistry and biomaterial products, partially offset by a decrease in sales of dental implants.

Pricing Trends

Overall price declines in 2023 were primarily due to macroeconomic conditions in North America and pricing pressure resulting volume-based procurement programs in China, partially offset by slight price appreciation in Europe. In 2022, our dental products experienced price improvement in certain geographic regions, including North America and Europe.

Foreign Currency Exchange Rates

In countries where we have a subsidiary, we sell to customers in their local currencies. Accordingly, our net sales as reported in U.S. Dollars are affected by changes in foreign currency exchange rates. We are primarily exposed to foreign currency exchange rate risk with respect to net sales denominated in Euros and Japanese Yen. For 2023, foreign exchange fluctuations had a positive effect on year-over-year sales, mainly due to the strengthening of the Euro against the U.S. Dollar. For 2022, foreign exchange fluctuations had a negative effect on year-over-year sales, mainly due to fluctuations of the U.S. Dollar against the Euro.

Expenses as a Percent of Net Sales

	Year Ended December 31,				
				2023 vs 2022	2022 vs 2021
	2023	**2022**	**2021**	**Inc/(Dec)**	**Inc/(Dec)**
Cost of products sold including related party, excluding intangible asset amortization	36.5%	36.6%	37.3%	(0.1)%	(0.7)%
Intangible asset amortization	5.8	5.8	6.0	0.0	(0.2)
Research and development	5.7	6.7	5.8	(1.0)	0.9
Selling, general and administrative	54.4	54.6	43.9	(0.2)	10.7
Restructuring and other cost reduction initiatives	1.0	0.6	0.1	0.4	0.5
Acquisition, integration, divestiture and related	3.3	5.7	2.3	(2.4)	3.4
Operating (Loss) Profit	(6.8)	(10.0)	4.6	3.2	(14.6)

Cost of Products Sold and Intangible Asset Amortization

The decrease in cost of products sold in dollars in 2023 compared to 2022 was primarily due to a reduction in inventory charges ($2.3 million) and incremental share-based compensation expense related to converted Zimmer Biomet awards ($1.6 million) recorded in 2022 that did not recur (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report), partially offset by increased sales of lower margin products.

The decrease in cost of products sold in dollars and as a percentage of net sales in 2022 compared to 2021 was primarily due to reduced sales, partially offset by incremental share-based compensation expense for converted Zimmer Biomet awards ($1.6 million) in 2022 (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report).

Intangible asset amortization as a percentage of net sales in 2023 was comparable to 2022 and decreased in 2022 compared to 2021 due to certain intangible assets becoming fully amortized during 2022.

Operating Expenses

Research and development ("R&D") expenses in dollars and as a percentage of net sales decreased in 2023 compared to 2022, primarily due to incremental share-based compensation expense related to converted Zimmer Biomet awards ($1.9 million) recorded in 2022 that did not recur (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report), reduced medical device regulation expenses ($0.6 million) and reduced costs of new product launches and new product development.

R&D expenses in dollars and as a percentage of net sales increased in 2022 compared to 2021 due to incremental share-based compensation expense due to converted Zimmer Biomet awards ($1.9 million) in 2022 (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report) and increased medical device regulation expenses ($1.6 million).

Selling, general and administrative ("SG&A") expenses decreased in dollars in 2023 compared to 2022 generally due to savings from the announced restructuring projects discussed above, cost reduction initiatives and reduced selling costs, partially offset by an increase in general and administrative costs reflecting a full year of standalone public company compared to the ten-month period ended December 31, 2022. Specifically, compensation expenses decreased ($11.5 million), partially offset by increases in information technology expense ($4.6 million), professional services expense ($2.6 million) and net share-based compensation expense due to the accelerated vesting of certain separation-related restricted stock units ($4.3 million) and expense for one additional year of annual equity awards granted by ZimVie that were mostly offset by the converted Zimmer Biomet awards ($6.2 million) recorded in 2022 that did not recur (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report).

SG&A expenses increased in dollars and as a percentage of sales in 2022 compared to 2021, primarily due to the build out of our corporate function due to us becoming a standalone public company in 2022. Specifically, there were increases in professional services ($13.5 million), corporate insurance expense ($6.8 million), share-based compensation expense due to converted Zimmer Biomet awards ($6.2 million) in 2022 (for more information, see Note 5 to our consolidated financial statements included in Item 8 of this Annual Report) and the first annual equity awards granted by ZimVie, as well as compensation expenses.

Restructuring and other cost reduction initiatives expense is related to our restructuring plans initiated in April 2023 and June 2022 with the objective of reducing costs and optimizing our global footprint, as well as Zimmer Biomet's restructuring plans initiated in the fourth quarters of 2021 and 2019 to reduce costs and to allow investment in higher priority growth opportunities. We recognized expenses of $4.5 million, $2.6 million and $0.3 million in 2023, 2022 and 2021, respectively, related to these restructuring plans. These expenses primarily related to employee termination benefits and professional fees. For more information regarding these plans and expenses, see Note 18 to our consolidated financial statements included in Item 8 of this Annual Report.

Acquisition, integration, divestiture and related expenses include costs incurred to prepare for and complete the separation from our former parent (such as professional fees, transition services agreements, costs to stand up our corporate organization and infrastructure), changes in the fair value of contingent consideration for acquisitions closed prior to the separation date and transaction costs. Acquisition, integration, divestiture and related expenses decreased by $11.4 million in 2023 compared to 2022, due primarily to decreases in separation-related professional fees ($8.2 million), separation-related employee costs ($5.3 million), separation-related lease costs ($3.2 million) and contingent consideration ($2.8 million), partially offset by increased costs related to the pending sale of our spine segment ($11.6 million).

Acquisition, integration, divestiture and related expenses increased by $15.6 million in 2022 compared to 2021, due primarily to increases in separation-related professional fees ($7.9 million), separation-related employee costs ($2.7 million), separation-related lease costs ($2.7 million) and contingent consideration ($1.3 million).

Other Income (Expense), net, Interest Expense, net, and Income Taxes

Our other income (expense), net, primarily relates to the remeasurement of monetary assets and liabilities that are denominated in a currency other than the subsidiary's functional currency. Therefore, the income or expense varies based upon the volatility of foreign currency exchange rates.

Our interest expense, net, in 2023 and 2022 was related to our Credit Agreement (for more information, see Note 9 to our consolidated financial statements included in Item 8 of this Annual Report). Interest expense, net, in 2023 increased $9.4 million compared to 2022, primarily due to increased interest rates. In 2021 our interest expense, net, was related to debt due to Parent and was insignificant.

Our effective tax rate ("ETR") on loss before income taxes was (10.2%), 13.9% and 20.3% for the years ended December 31, 2023, 2022 and 2021, respectively. In 2023,the income tax expense was higher than the 21% U.S. federal statutory rate due to losses not benefited as a result of valuation allowances, profit in jurisdictions with higher tax rates and unfavorable US taxable income modifications such as Global Intangible Low-Taxed Income ("GILTI") and shortfalls on stock compensation. In 2022, the income tax benefit was lower than the 21% statutory rate primarily due to profit in jurisdictions with higher tax rates and unfavorable US taxable income modifications such as GILTI and shortfalls on stock compensation. In 2021, the income tax benefit was lower than the 21% statutory rate primarily due to the benefit of the US R&D credit.

Our ETR in future periods could also potentially be impacted by: changes in our mix of pre-tax earnings; changes in tax rates, tax laws or their interpretation; the outcome of various federal, state and foreign audits; and the expiration of certain statutes of limitations. Currently, we cannot reasonably estimate the impact of these items on our financial results.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion represents the combined liquidity and capital resources of continuing and discontinued operations.

As of December 31, 2023 and December 31, 2022, we had $87.8 million and $89.6 million, respectively, in cash and cash equivalents. Cash flows presented in the 2021 consolidated statements of cash flows may not be indicative of the cash flows we would have recognized had we operated as an independent, publicly traded company.

Cash Flows

Cash flows provided by operating activities were $37.1 million in 2023 compared to $24.6 million and $64.3 million in 2022 and 2021, respectively. Working capital in 2023 provided cash of $7.4 million primarily due to cash provided by inventories and accounts receivable, partially offset by cash used in accounts payable and accrued liabilities and income taxes. Working capital in 2022 used cash of $3.9 million due to cash used by accounts receivable and prepaid expenses and other current assets, mostly offset by cash provided by accounts payable and accrued liabilities, inventories and income taxes. Working capital in 2021 provided cash of $49.8 million primarily due to cash provided by inventories and accounts receivable, slightly offset by cash used in accounts payable and accrued liabilities and income taxes.

Cash flows used in investing activities were $15.2 million in 2023 compared to $28.7 million and $60.3 million in 2022 and 2021, respectively. The reduction in cash used in investing activities was primarily related to the reduction in expenditures for instruments and other property, plant and equipment due to efforts to optimize our product portfolio and our manufacturing and logistics network.

Cash flows used in financing activities were $25.7 million in 2023, compared to cash flows (used in) provided by financing activities of $(1.3) million and $72.3 million in 2022 and 2021, respectively. In 2023, we made optional prepayments on the Term Loan (as defined in Note 9 to our consolidated financial statements included in Item 8 of this Annual Report) of $24.5 million, which represents the aggregate amount of mandatory scheduled principal payments due in 2024 (as discussed in Note 9 to our consolidated financial statements included in Item 8 of this Annual Report). In 2022, new borrowings under our Term Loan (as discussed in Note 9 to our consolidated financial statements included in Item 8 of this Annual Report) were used primarily for a dividend paid to Zimmer Biomet at the time of the distribution. Additionally, we made principal repayments on the Term Loan in the aggregate amount of $58.5 million. As further discussed in Note 9 to our consolidated financial statements, prior to the distribution, the primary use of cash from financing activities was related to transactions with Zimmer Biomet. In 2021, financing activities primarily consisted of transactions with Zimmer Biomet.

We believe that available cash and cash equivalents, cash flows generated through operations and cash available under our revolving credit facility will be sufficient to meet our liquidity needs, including capital expenditures, for at least the next 12 months. In 2024, we expect to use a portion of the proceeds of the pending sale of our spine segment to pay down amounts outstanding under our Term Loan as required under the terms of the Credit Agreement.

MATERIAL CASH REQUIREMENTS

We have entered into contracts with various third parties in the normal course of business that will require future payments. The following table illustrates our contractual obligations and certain other commitments as of December 31, 2023 (in thousands):

Contractual Obligations	Short-Term (Within 12 months)	Long-Term (Beyond 12 months)	Total
Long-term debt[1]	$ —	$ 511,912	$ 511,912
Interest payments[2]	37,114	89,691	126,805
Purchase obligations	103,357	2,288	105,645
Leases[3]	4,080	10,072	14,152
Total	$ 144,551	$ 613,963	$ 758,514

(1) See Note 9 to our consolidated financial statements included in Item 8 of this Annual Report for additional information on our debt agreements.
(2) Future interest payments are calculated using the six-month interest rate in effect at December 31, 2023. See Note 9 to our consolidated financial statements included in Item 8 of this Annual Report for additional information on the adjusted term secured overnight financing rate. Future interest payments have not been adjusted for the impact of the expected paydown of amounts outstanding under the Term Loan using a portion of the proceeds from the pending sale of the spine segment.
(3) Excludes payments associated with discontinued operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements is affected by the selection and application of accounting policies and methods, and also requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. We believe that the accounting estimates and assumptions described below involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results.

Excess Inventory

We must determine as of each balance sheet date how much, if any, of our inventory may ultimately prove to be unsaleable or unsaleable at our carrying cost. Accordingly, inventory is written down to its net realizable value. To determine the appropriate net realizable value, we evaluate current stock levels in relation to historical and expected patterns of demand for all of our products and components. The basis for the determination is generally the same for all inventory items and categories except for work-in-process inventory, which is recorded at cost. Obsolete or discontinued items are generally destroyed and completely written off. Management evaluates the need for changes to the net realizable values of inventory based on market conditions, competitive offerings and other factors on a regular basis.

Income Taxes

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining income tax expense.

We estimate income tax expense and income tax liabilities and assets by taxable jurisdiction. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. We evaluate deferred tax assets on an ongoing basis and provide valuation allowances unless we determine it is "more likely than not" that the deferred tax benefit will be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. We are subject to regulatory review or audit in virtually all of those jurisdictions and those reviews and audits may require extended periods of time to resolve. We record our income tax provisions based on our knowledge of all relevant facts and circumstances, including existing tax laws, our experience with previous settlement agreements, the status of current examinations and our understanding of how the tax authorities view certain relevant industry and commercial matters.

We recognize tax liabilities in accordance with the Financial Accounting Standards Board guidance on income taxes, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Commitments and Contingencies

We are involved in various ongoing proceedings, legal actions and claims arising in the normal course of doing business, including litigation related to products, labor and intellectual property. We establish liabilities for loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Accruals for product liability and other claims are established with the assistance of internal and external legal counsel based on current information and historical settlement information for claims, related legal fees and for claims incurred but not reported.

Goodwill and Intangible Assets

We evaluate goodwill for impairment annually, or whenever events or changes in circumstances indicate that the fair value of the reporting unit is more likely than not below its carrying amount. We evaluate the carrying value of finite life intangible assets whenever events or circumstances indicate that the carrying value may not be recoverable. Significant assumptions are required to estimate the fair value of goodwill and intangible assets, most notably estimated future cash flows generated by these assets and risk-adjusted discount rates. As such, these fair value measurements use significant unobservable inputs. Changes to these assumptions could require us to record impairment charges on these assets.

Fair value of the goodwill is determined using income and market approaches. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Significant assumptions are incorporated into the income approach, such as estimated revenue growth rates, forecasted gross margins, forecasted operating expenses and a risk-adjusted discount rate. Fair value under the market approach utilized the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our reporting unit.

In our annual impairment test in the fourth quarter of each of 2023, 2022 and 2021, the dental reporting unit exceeded its carrying value by 20% or more.

Future impairment in the dental reporting unit could occur if the estimates used in the income and market approaches change. If our estimates of profitability in the reporting unit decline, the fair value estimate under the income approach will decline. Additionally, changes in the broader economic environment could cause changes to our estimated discount rate and comparable company valuation indicators, which may impact the estimated fair value. Further, changes in foreign currency exchange rates could increase the cost of procuring inventory and services from foreign suppliers, which could reduce reporting unit profitability.

As discussed in Notes 1 and 3 to our consolidated financial statements included in Item 8 of this Annual Report, on December 15, 2023, we entered into a definitive agreement to sell our spine segment. We performed an analysis of the spine segment in December 2023 on a held-for-sale basis. The fair value of consideration to be received upon closure of the transaction was less than the carrying value of the spine net assets, resulting in a write-down of $289.5 million recorded in December 2023.

Corporate Allocations

We historically operated as part of Zimmer Biomet and not as a separate, publicly traded company. Prior to the distribution, certain shared costs were allocated to us and are reflected as expenses in the accompanying consolidated statements of operations. Management considers the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, R&D, information technology and infrastructure.

ACCOUNTING DEVELOPMENTS

See Note 2 to our consolidated financial statements included in Item 8 of this Annual Report for information on how recent accounting pronouncements have affected or may affect our financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in foreign currency exchange rates, interest rates and commodity prices that could affect our financial condition, results of operations and cash flows.

Foreign Currency Exchange Risk

We operate on a global basis and are exposed to the risk that our financial condition, results of operations and cash flows could be adversely affected by changes in foreign currency exchange rates. We are primarily exposed to foreign currency exchange rate risk with respect to transactions and net assets denominated in Euros, Japanese Yen, British Pounds, Australian Dollars and Canadian Dollars. We manage our foreign currency exposure centrally, on a combined basis, which allows us to net exposures and to take advantage of any natural offsets. To reduce the uncertainty of foreign currency exchange rate movements on transactions denominated in foreign currencies, we enter into derivative financial instruments in the form of foreign currency exchange forward contracts with major financial institutions. These forward contracts are designed to reduce the foreign exchange impact monetary assets and liabilities in non-functional currencies have on our financial results. Realized and unrealized gains and losses on these contracts are recognized in other income (expense), net.

Commodity Price Risk

We purchase raw material commodities such as cobalt chrome, titanium, tantalum, polymer and sterile packaging. We enter into supply contracts generally with terms of 12 to 24 months, where available, on these commodities to alleviate the effect of market fluctuations in prices. As part of our risk management program, we perform sensitivity analyses related to potential commodity price changes. A 10% price change across all these commodities would not have a material effect on our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Our interest expense and related risks as reported in our consolidated statements of operations have increased due to borrowings under our credit agreement. As of December 31, 2023, we had $511.9 million of floating rate debt potentially subject to SOFR. A hypothetical increase of 100 basis points in SOFR to our floating rate debt would, among other things, decrease our annual pre-tax earnings by $5.1 million.

Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, are primarily cash and cash equivalents, derivative instruments and accounts receivable.

We place our cash and cash equivalents with highly rated financial institutions and limit the amount of credit exposure to any one entity. We believe we do not have any significant credit risk on our cash and cash equivalents.

Our concentrations of credit risks with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across a number of geographic areas and by frequent monitoring of the creditworthiness of the customers to whom credit is granted in the normal course of business. Substantially all of our trade receivables are concentrated in public and private hospital and dental practices in the healthcare industry in the U.S. and internationally or with distributors or dealers who operate in international markets and, accordingly, are exposed to their respective business, economic and country-specific variables. Our ability to collect accounts receivable in some countries depends in part upon the financial stability of these hospital and healthcare sectors and the respective countries' national economic and healthcare systems. Most notably, in Europe healthcare is typically sponsored by the government. Since we sell products to public hospitals in those countries, we are indirectly exposed to government budget constraints. To the extent the respective governments' ability to fund their public hospital programs deteriorates, we may have to record significant bad debt expenses in the future. While we are exposed to risks from the broader healthcare industry in Europe and around the world, there is no significant net exposure due to any individual customer. Exposure to credit risk is controlled through credit approvals, credit limits and monitoring procedures, and we believe that reserves for losses are adequate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

ZimVie Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ZimVie Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ZimVie Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Dental Reporting Unit

As described in Notes 2 and 4 to the consolidated financial statements, the Company's goodwill balance was $262.1 million as of December 31, 2023, and it was associated with the Dental reporting unit. Management performs an impairment test in the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of the reporting unit is more likely than not below its carrying amount. Potential impairment of a reporting unit is identified by comparing the reporting unit's estimated fair value to its carrying amount. Management estimated the fair value of the Dental reporting unit based on income and market approaches. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Fair value under the market approach utilized the guideline public company methodology, which uses valuation indicators from other businesses that are similar to the Dental reporting unit. Significant assumptions are incorporated into the discounted cash flow analysis such as revenue growth rates, forecasted gross margins, forecasted operating expenses, and a risk-adjusted discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Dental reporting unit is a critical audit matter are (i) the significant judgment by management related to the discounted cash flow analysis when developing the fair value estimate of the Dental reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management's significant assumptions related to revenue growth rates, forecasted gross margins, forecasted operating expenses, and the risk adjusted discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the Dental reporting unit. These procedures also included, among others, (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of management's fair value approaches; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow analysis, and (iv) evaluating the reasonableness of the significant assumptions used by management in the discounted cash flow analysis related to the revenue growth rates, forecasted gross margins, forecasted operating expenses, and the risk-adjusted discount rate. Evaluating management's assumptions related to revenue growth rates, forecasted gross margins and forecasted operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the past performance of the reporting unit; (ii) the consistency with external data from market and industry sources; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow analysis and the risk adjusted discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 28, 2024
We have served as the Company's auditor since 2021.

ZIMVIE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Net Sales			
Third party, net	$ 457,197	$ 459,681	$ 468,482
Related party, net	236	3,611	3,826
Total Net Sales	457,433	463,292	472,308
Cost of products sold, excluding intangible asset amortization	(166,819)	(165,960)	(172,500)
Related party cost of products sold, excluding intangible asset amortization	(231)	(3,386)	(3,471)
Intangible asset amortization	(26,512)	(26,982)	(28,296)
Research and development	(26,162)	(31,147)	(27,285)
Selling, general and administrative	(248,964)	(253,158)	(207,576)
Restructuring and other cost reduction initiatives	(4,489)	(2,559)	(339)
Acquisition, integration, divestiture and related	(15,195)	(26,587)	(11,023)
Operating expenses	(488,372)	(509,779)	(450,490)
Operating (Loss) Profit	(30,939)	(46,487)	21,818
Other income (expense), net	326	2,857	(831)
Interest expense, net	(20,234)	(10,870)	(405)
(Loss) earnings from continuing operations before income taxes	(50,847)	(54,500)	20,582
(Provision) benefit for income taxes from continuing operations	(5,202)	7,596	(4,185)
Net (Loss) Earnings from Continuing Operations of ZimVie Inc.	(56,049)	(46,904)	16,397
Loss from discontinued operations, net of tax	(337,233)	(16,977)	(111,651)
Net Loss of ZimVie Inc.	$ (393,282)	$ (63,881)	$ (95,254)
Basic (Loss) Earnings Per Common Share:			
Continuing operations	$ (2.12)	$ (1.80)	$ 0.63
Discontinued operations	(12.75)	(0.65)	(4.29)
Net Loss	$ (14.87)	$ (2.45)	$ (3.66)
Diluted (Loss) Earnings Per Common Share			
Continuing operations	$ (2.12)	$ (1.80)	$ 0.63
Discontinued operations	(12.75)	(0.65)	(4.29)
Net Loss	$ (14.87)	$ (2.45)	$ (3.66)

The accompanying notes are an integral part of these consolidated financial statements.

ZIMVIE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Net Loss of ZimVie Inc.	$ (393,282)	$ (63,881)	$ (95,254)
Other Comprehensive Income (Loss):			
Foreign currency cumulative translation adjustments, net of tax	18,194	(48,374)	(47,357)
Total Other Comprehensive Income (Loss)	18,194	(48,374)	(47,357)
Comprehensive Loss	$ (375,088)	$ (112,255)	$ (142,611)

The accompanying notes are an integral part of these consolidated financial statements.

ZIMVIE INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

		As of December 31,		
		2023		**2022**
ASSETS				
Current Assets:				
Cash and cash equivalents	$	71,511	$	68,275
Accounts receivable, less allowance for credit losses		65,168		67,031
Related party receivable		—		3,154
Inventories		79,600		77,425
Prepaid expenses and other current assets		23,825		28,340
Current assets of discontinued operations		242,773		293,638
Total Current Assets		482,877		537,863
Property, plant and equipment, net		54,167		58,500
Goodwill		262,111		259,999
Intangible assets, net		114,354		138,685
Other assets		26,747		17,377
Noncurrent assets of discontinued operations		265,089		629,632
Total Assets	$	1,205,345	$	1,642,056
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts payable	$	27,785	$	26,498
Related party payable		—		2,632
Income taxes payable		2,863		13,769
Other current liabilities		67,108		78,879
Current liabilities of discontinued operations		75,858		95,531
Total Current Liabilities		173,614		217,309
Deferred income taxes		265		2,152
Lease liability		9,080		9,960
Other long-term liabilities		9,055		8,925
Non-current portion of debt		508,797		532,233
Noncurrent liabilities of discontinued operations		95,041		112,873
Total Liabilities		795,852		883,452
Commitments and Contingencies (Note 16)				
Stockholders' Equity:				
Common stock, $0.01 par value, 150,000 shares authorized				
Shares, issued and outstanding, of 27,076 and 26,222, respectively		271		262
Preferred stock, $0.01 par value, 15,000 shares authorized, 0 shares issued and outstanding		—		—
Additional paid in capital		922,996		897,028
Accumulated deficit		(440,814)		(47,532)
Accumulated other comprehensive loss		(72,960)		(91,154)
Total Stockholders' Equity		409,493		758,604
Total Liabilities and Stockholders' Equity	$	1,205,345	$	1,642,056

The accompanying notes are an integral part of these consolidated financial statements.

ZIMVIE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

.	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Net Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance December 31, 2020	$ —	$ —	$ —	$ 1,485,978	$ 4,577	$ 1,490,555
Net loss	—	—	—	(95,254)	—	(95,254)
Net transactions with Zimmer Biomet Holdings, Inc.	—	—	—	103,433	—	103,433
Other comprehensive loss	—	—	—	—	(47,357)	(47,357)
Balance December 31, 2021	$ —	$ —	$ —	$ 1,494,157	$ (42,780)	$ 1,451,377
Net loss	—	—	(47,532)	(16,349)	—	(63,881)
Net transactions with Zimmer Biomet Holdings, Inc., including separation adjustments	—	—	—	(70,430)	—	(70,430)
Net consideration paid to Zimmer Biomet Holdings, Inc. in connection with distribution	—	—	—	(540,567)	—	(540,567)
Reclassification of net parent company investment to additional paid-in capital	261	866,550	—	(866,811)	—	—
Stock plan activity	1	189	—	—	—	190
Share-based compensation expense	—	30,289	—	—	—	30,289
Other comprehensive loss	—	—	—	—	(48,374)	(48,374)
Balance December 31, 2022	$ 262	$ 897,028	$ (47,532)	$ —	$ (91,154)	$ 758,604
Net loss	—	—	(393,282)		—	(393,282)
Stock plan activity	9	(1,052)	—	—	—	(1,043)
Share-based compensation expense	—	27,020	—	—	—	27,020
Other comprehensive income	—	—	—	—	18,194	18,194
Balance December 31, 2023	$ 271	$ 922,996	$ (440,814)	$ —	$ (72,960)	$ 409,493

The accompanying notes are an integral part of these consolidated financial statements.

ZIMVIE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Cash flows provided by operating activities:			
Net loss of ZimVie Inc.	$ (393,282)	$ (63,881)	$ (95,254)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	121,686	122,789	129,719
Share-based compensation	27,020	30,289	7,309
Deferred income tax provision	(17,088)	(70,422)	(22,089)
Loss on disposal of fixed assets	2,996	3,358	—
Other non-cash items	3,245	1,172	—
Write-down of spine disposal group to fair value (Note 3)	289,456	—	—
Changes in operating assets and liabilities, net of acquired assets and liabilities:			
Income taxes	(15,054)	5,485	(3,201)
Accounts receivable	21,083	(26,156)	27,172
Related party receivables	8,483	(8,483)	—
Inventories	25,446	10,210	33,062
Prepaid expenses and other current assets	5,340	(19,951)	(673)
Accounts payable and accrued liabilities	(24,759)	21,842	(6,591)
Related party payable	(13,176)	13,176	—
Other assets and liabilities	(4,248)	5,200	(5,169)
Net cash provided by operating activities	37,148	24,628	64,285
Cash flows used in investing activities:			
Additions to instruments	(5,978)	(10,089)	(28,244)
Additions to other property, plant and equipment	(6,509)	(16,457)	(28,405)
Other investing activities	(2,687)	(2,117)	(3,700)
Net cash used in investing activities	(15,174)	(28,663)	(60,349)
Cash flows (used in) provided by financing activities:			
Net transactions with Zimmer Biomet	—	6,920	90,006
Dividend paid to Zimmer Biomet	—	(540,567)	—
Proceeds from debt	4,760	595,000	—
Payments on debt	(29,304)	(58,544)	—
Debt issuance costs	—	(5,170)	—
Repayments of debt due to Zimmer Biomet	—	—	(16,905)
Payments related to tax withholding for share-based compensation	(3,402)	—	—
Proceeds from stock option activity	2,280	1,059	—
Other financing activities	—	(5)	(752)
Net cash (used in) provided by financing activities	(25,666)	(1,307)	72,349
Effect of exchange rates on cash and cash equivalents	1,859	(5,456)	(3,305)
(Decrease) increase in cash and cash equivalents	(1,833)	(10,798)	72,980
Cash and cash equivalents, beginning of year	89,601	100,399	27,419
Cash and cash equivalents, end of period	$ 87,768	$ 89,601	$ 100,399
Presentation includes cash of both continuing and discontinued operations			
Supplemental cash flow information:			
Income taxes paid, net	$ 20,152	$ 25,730	$ 12,089
Interest paid	37,709	17,283	—
Non-cash settlement of debt due to parent	—	—	4,939
Derecognition of right-of-use assets	(1,222)	(14,174)	—
Derecognition of lease liabilities	1,225	15,303	—

The accompanying notes are an integral part of these consolidated financial statements.

ZIMVIE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background, Nature of Business and Basis of Presentation

Background

On March 1, 2022, ZimVie Inc. ("ZimVie," "we," "us" and "our") and Zimmer Biomet Holdings, Inc. ("Zimmer Biomet") entered into a Separation and Distribution Agreement (the "Separation Agreement"), pursuant to which Zimmer Biomet agreed to spin off its spine and dental businesses into ZimVie, a new, publicly traded company. Zimmer Biomet effected the separation through a *pro rata* distribution of 80.3% of the outstanding shares of common stock of ZimVie. Following the distribution on March 1, 2022, Zimmer Biomet stockholders as of the record date for the distribution owned 80.3% of the outstanding shares of ZimVie common stock; Zimmer Biomet retained 19.7% of the outstanding shares of ZimVie common stock. The distribution is intended to qualify as generally tax-free to Zimmer Biomet stockholders for United States ("U.S.") federal income tax purposes, except for any cash received by stockholders in lieu of fractional shares. The distribution on March 1, 2022 resulted in ZimVie becoming a standalone, publicly traded company, and it was completed pursuant to the Separation Agreement and other agreements with Zimmer Biomet related to the distribution, including, but not limited to a tax matters agreement, an employee matters agreement, a transition services agreement and transition manufacturing agreements. See Note 17 for a further description of the impact of the distribution and post-spin activities with Zimmer Biomet. As of February 1, 2023, Zimmer Biomet had sold all of its 19.7% ownership in ZimVie and is no longer considered a related party.

Nature of Business

ZimVie is a leading medical technology company dedicated to enhancing the quality of life for dental and spine patients worldwide. We develop, manufacture and market a comprehensive portfolio of products and solutions designed to support dental tooth replacement and restoration procedures and treat a wide range of spine pathologies. We are well-positioned in the growing global dental implant, biomaterials and digital dentistry market with a strong presence in the tooth replacement market with market leading positions in certain geographies. Our broad portfolio also addresses all areas of spine with market leadership in cervical disc replacement and vertebral body tethering to treat pediatric scoliosis. Our operations are principally managed on a products basis and have historically included two operating segments, 1) the dental products segment, and 2) the spine products segment.

In the dental segment, our core services include designing, manufacturing and distributing dental implant systems. Dental reconstructive implants are for individuals who are totally without teeth or are missing one or more teeth, dental prosthetic products are aimed at providing a more natural restoration to resemble the original teeth, and dental regenerative products are for soft tissue and bone rehabilitation. Our key products include the T3® Implant, Tapered Screw-Vent Implant System, Trabecular Metal™ Dental Implant, BellaTek Encode Impression System, and Puros Allograft Particulate.

In the spine segment, our core services include designing, manufacturing and distributing medical devices and surgical instruments to deliver comprehensive solutions for individuals with back or neck pain caused by degenerative conditions, deformities or traumatic injury of the spine. We also provide devices that promote bone healing. Other differentiated products in our spine portfolio include Mobi-C® Cervical Disc, a motion-preserving alternative to fusion for patients with cervical disc disease, and The Tether™, a novel non-fusion device for treatment of pediatric scoliosis.

Basis of Presentation

Prior to March 1, 2022, we existed and functioned as part of the consolidated business of Zimmer Biomet. The accompanying consolidated financial statements are prepared on a standalone basis and, for periods prior to March 1, 2022, were prepared on a carveout basis from Zimmer Biomet's consolidated financial statements and accounting records, and, accordingly, may not be indicative of the financial position, results of operations or cash flows had we operated as a standalone company during those periods, or comparable to our financial position subsequent to March 1, 2022.

On March 1, 2022, ZimVie became a standalone publicly traded company, and our financial statements are now presented on a consolidated basis. The consolidated financial statements for all periods presented, including our historical results prior to March 1, 2022, are now referred to as "Consolidated Financial Statements," and have been prepared pursuant to the rules and regulations for reporting on Form 10-K.

Prior to the distribution, our equity balance in these consolidated financial statements represented the excess of total assets over liabilities including the due to/from balances between Zimmer Biomet and us (referred to as "net parent investment" or "NPI") and accumulated other comprehensive loss. NPI was primarily impacted by contributions from Zimmer Biomet that were the result of treasury activities and net funding provided by or distributed to Zimmer Biomet. Following the distribution, certain functions that Zimmer Biomet provided

to us prior to the distribution are being performed using our own resources or third-party service providers following the completion of transition services agreements in 2023. Additionally, under manufacturing and supply agreements, we manufacture certain products for Zimmer Biomet and Zimmer Biomet manufactures certain products for us. We have incurred certain costs to establish ourselves as a standalone public company, as well as ongoing additional costs associated with operating as an independent, publicly traded company.

Sale of Spine Business - On December 15, 2023, we entered into a definitive agreement to sell our spine segment to an affiliate of H.I.G. Capital for $375 million in total consideration, comprised of $315 million in cash, subject to certain customary adjustments as set forth in the agreement, and $60 million in the form of a promissory note that will accrue interest at a rate of 10% per annum, compounded semi-annually, payable in kind. The transaction has been approved by our Board of Directors and is expected to close in the first half of 2024, subject to the satisfaction or waiver of certain closing conditions, including receipt of required regulatory approvals. The historical results of our spine segment have been reflected as discontinued operations in our consolidated financial statements as the sale represents a strategic shift in our business that has a major effect on operations and financial results. The assets and liabilities associated with this business are classified as assets and liabilities of discontinued operations in the consolidated balance sheets. The disclosures presented in the notes to the consolidated financial statements are presented on a continuing operations basis, unless otherwise noted.

2. Significant Accounting Policies

Use of Estimates - The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP"), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including allocations from Zimmer Biomet. We have made our best estimates, as appropriate under GAAP, in the recognition of our assets and liabilities. Such estimates included, but were not limited to, determining the allocations of costs and expenses from Zimmer Biomet, variable consideration to our customers, our allowance for doubtful accounts for expected credit losses, the net realizable value of our inventory, the fair value of our goodwill and the recoverability of other long-lived assets, the realizability of deferred tax assets and reserves for unrecognized tax benefits. The estimates and associated assumptions are based on historical experience, complex judgments and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Foreign Currency Translation - The financial statements of our foreign subsidiaries are translated into U.S. Dollars using period-end exchange rates for assets and liabilities and average exchange rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) ("AOCI") in equity. When a transaction is denominated in a currency other than the subsidiary's functional currency, we remeasure the transaction into the functional currency and recognize any transactional gains or losses in earnings. Foreign currency remeasurement gains (losses) recognized in our consolidated statements of operations in other income (expense), net were $0.7 million, $3.3 million and $(0.8) million in the years ended December 31, 2023, 2022 and 2021, respectively.

Discontinued Operations - Our spine segment met the criteria to be classified as held-for-sale in December 2023. We performed an impairment analysis of the spine business in December 2023 on a held-for-sale basis. The fair value of consideration to be received upon closure of the transaction was less than the carrying value of the spine segment net assets by $289.5 million, which was recognized as a loss within Discontinued operations, net of tax in our consolidated statement of operations for the year ended December 31, 2023. The pending sale of our spine segment represents a strategic shift that will have a major effect on our operations, which requires our spine segment to be reported in the financial statements as discontinued operations. We have classified the results of the spine segment as discontinued operations in our consolidated statements of operations for all periods and the assets and liabilities associated with the spine segment as discontinued operations in our consolidated balance sheets for all periods presented. The results of operations, assets, liabilities and certain cash flow items of the spine segment are detailed in Note 3. All amounts included in the notes to the consolidated financial statements relate to continuing operations, unless otherwise noted.

Shipping and Handling - Amounts billed to customers for shipping and handling of products are reflected in net sales and are not significant. Expenses incurred related to shipping and handling of products are reflected in selling, general and administrative ("SG&A") expenses and were $16.3 million, $17.0 million and $16.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Research and Development - We expense all R&D costs as incurred except when there is an alternative future use for the R&D. R&D costs include salaries, prototypes, depreciation of equipment used in R&D, consultant fees and service fees paid to collaborative partners.

Commitments and Contingencies - We are subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial and other matters that arise in the normal course of business. On a quarterly and annual basis, we review relevant information with respect to loss contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews. We record liabilities for loss contingencies when it is probable that a loss has been incurred and the amount can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Legal defense costs expected to be incurred in connection with a loss contingency are accrued when probable and reasonably estimable.

Restructuring - A restructuring is defined as a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by an entity, or the manner in which that business is conducted. Restructuring charges include (i) employee termination benefits, (ii) contract termination costs and (iii) other related costs associated with exit or disposal activities. See Note 18 for further discussion on restructuring programs.

Acquisition, integration, divestiture and related - We use the financial statement line item, "Acquisition, integration, divestiture and related" to recognize costs incurred to prepare for and complete the separation from our former parent (such as professional fees, transition services agreements, costs to stand up our corporate organization and infrastructure), changes in the fair value of contingent consideration for acquisitions closed prior to the separation date and transaction costs. Contingent payments related to acquisitions consist of sales-based payments and are valued using discounted cash flow techniques (see Note 8 for additional information).

Cash and Cash Equivalents - We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents are valued at cost, which approximates their fair value. As of both December 31, 2023 and 2022, we had $1.5 million, in restricted cash. The restriction as of December 31, 2023 and 2022 is on cash held in China and as a result of ongoing litigation with a spine products distributor in China related to our decision to exit our spine products business in China.

Accounts Receivable - Accounts receivable consists of trade and other miscellaneous receivables. We grant credit to customers in the normal course of business and maintain an allowance for expected credit losses. We determine the allowance for credit losses by geographic market and take into consideration historical credit experience, creditworthiness of the customer and other pertinent information. We make concerted efforts to collect all accounts receivable, but sometimes we have to write-off the account against the allowance when we determine the account is uncollectible.

Inventories - Inventories are stated at the lower of cost and net realizable value, with cost determined on a first-in first-out basis or on an average cost basis, depending on the jurisdiction.

Property, Plant and Equipment - Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of ten to forty years for buildings and improvements and three to eight years for machinery and equipment. Maintenance and repairs are expensed as incurred. We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows relating to the asset group are less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value.

Instruments (applicable only to spine segment) - Instruments are hand-held devices used by surgeons during surgical procedures. Instruments are recognized as long-lived assets and are included in property, plant and equipment. Instruments are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives, determined principally in reference to associated product life cycles, primarily five years. We review instruments for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Depreciation of instruments is recognized in SG&A expense.

Software Costs - We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed and it is probable that the software will be used as intended. Capitalized software costs generally include external direct costs of materials and services utilized in developing or obtaining computer software and compensation and related benefits for employees who are directly associated with the software project. Capitalized software costs are included in property, plant and equipment on our consolidated balance sheets and amortized on a straight-line or weighted average estimated user basis when the software is ready for its intended use over the estimated useful lives of the software, which approximate three to fifteen years.

For cloud computing arrangements that are considered a service contract, our capitalization of implementation costs is aligned with the internal use software requirements. However, on our consolidated balance sheets these implementation costs are recognized in other non-current assets. On our consolidated statements of cash flows, these implementation costs are recognized in operating cash flows. The implementation costs are recognized on a straight-line basis over the expected term of the related service contract.

Goodwill - Goodwill is not amortized but is subject to annual impairment tests. Goodwill has been assigned to reporting units. Potential impairment of a reporting unit is identified by either comparing a reporting unit's estimated fair value to its carrying amount or doing a qualitative assessment of a reporting unit's fair value from the last quantitative assessment to determine if there is potential impairment. We may do a qualitative assessment when the results of the previous quantitative test indicated the reporting unit's estimated fair value was significantly in excess of the carrying value of its net assets, and we do not believe there have been significant changes in the reporting unit's operations that would significantly decrease its estimated fair value or significantly increase its net assets. If a quantitative assessment is performed, the fair value of the reporting unit and the fair value of goodwill are determined based upon a discounted cash flow analysis and/or use of a market approach by looking at market values of comparable companies. Significant assumptions are incorporated into our discounted cash flow analysis such as estimated revenue growth rates, forecasted gross margins, forecasted operating expenses and a risk-adjusted discount rate. Factors that could result in cash flows being lower than our current estimates include: 1) additional recurrence of the COVID-19 virus, including variants, causing deferrals of elective surgical procedures, 2) decreased revenues caused by unforeseen changes in the healthcare market, or our inability to generate new product revenue from our research and development activities, and 3) our inability to achieve the estimated operating margins in our forecasts from our restructuring programs, cost saving initiatives and other unforeseen factors. Additionally, changes in the broader economic environment could cause changes to our estimated discount rate and comparable company valuation indicators, which may impact our estimated fair value. We perform this test in the fourth quarter of the year or whenever events or changes in circumstances indicate that the fair value of the reporting unit is more likely than not below its carrying amount. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded in the amount that the carrying value of the business unit exceeds the fair value. We estimated the fair value of the dental reporting unit based on income and market approaches. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Fair value under the market approach utilized the guideline public company methodology, which uses valuation indicators from publicly-traded companies that are similar to our reporting unit and considers differences between our reporting unit and the comparable companies. See Note 4 for more information regarding goodwill.

Intangible Assets - Intangible assets are initially measured at their fair value. We have determined the fair value of our intangible assets either by the fair value of the consideration exchanged for the intangible asset or the estimated after-tax discounted cash flows expected to be generated from the intangible asset. Intangible assets with a finite life, including technology, certain trademarks and trade names, customer-related intangibles, intellectual property rights and patents and licenses, are amortized on a straight-line basis over their estimated useful life or contractual life, which may range from less than one year to twenty years. Intangible assets with a finite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

In determining the useful lives of intangible assets, we consider the expected use of the assets and the effects of obsolescence, demand, competition, anticipated technological advances, changes in surgical techniques, market influences and other economic factors. For technology-based intangible assets, we consider the expected life cycles of products, absent unforeseen technological advances, which incorporate the corresponding technology. Trademarks and trade names that are related to products expected to be phased out are assigned lives consistent with the period in which the products bearing each brand are expected to be sold. For customer relationship intangible assets, we assign useful lives based upon historical levels of customer attrition. Intellectual property rights are assigned useful lives that approximate the contractual life of any related patent or the period for which we maintain exclusivity over the intellectual property.

Revenue Recognition - We recognize revenue when our performance obligations under the terms of a contract with our customer are satisfied. This happens when we transfer control of our products to the customer, where title generally passes upon shipment or occurs upon implantation. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring our product. Taxes collected from customers and remitted to governmental authorities are excluded from revenues.

We sell products through three principal channels: 1) through stocking distributors and healthcare dealers; 2) directly to dental practices and dental laboratories; and 3) direct to healthcare institutions, referred to as direct channel accounts. With sales to stocking distributors, some healthcare dealers and hospitals, dental practices and dental laboratories, revenue is generally recognized when control of our product passes to the customer, which is typically upon shipment of the product. Our dental business predominantly recognizes revenue related to product sales at a point in time following the transfer of control of such products to the customer, which generally occurs upon shipment, or delivery depending on the terms of the underlying contracts. These customers may purchase items in large quantities if incentives are offered or if there are new product offerings in a market, which could cause period-to-period differences in sales. It is our accounting policy to account for shipping and handling activities as a fulfillment cost rather than as an additional promised service. We have contracts with these customers or orders may be placed from available price lists. Payment terms vary by customer but are typically less than 90 days.

In direct channel accounts and with some healthcare dealers, inventory is generally consigned to sales agents or customers so that products are available when needed for surgical procedures. No revenue is recognized upon the placement of inventory into consignment, as we retain the ability to control the inventory. Upon implantation, we issue an invoice and revenue is recognized. Our spine sales are predominantly recognized under the consignment revenue model. Pricing for products is generally predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are generally linked to volume of implant purchases by customer healthcare institutions within a specified group. At negotiated thresholds within a contract buying period, price discounts may increase. Payment terms vary by customer but are typically less than 90 days.

We offer standard warranties to our customers that our products are not defective. These standard warranties are not considered separate performance obligations. In limited circumstances, we offer extended warranties that are separate performance obligations. We have very few contracts with multiple performance obligations. Since we do not have significant multiple element arrangements and essentially all of our sales are recognized when title passes or upon implantation of a product, very little judgment is required to allocate the transaction price of a contract or determine when control has passed to a customer. Our costs to obtain contracts consist primarily of sales commissions to employees or third-party agents that are earned when control of our product passes to the customer. Therefore, sales commissions are expensed as part of SG&A expenses at the same time revenue is recognized. Accordingly, we do not have significant contract assets, liabilities or future performance obligations.

We offer volume-based discounts, rebates, prompt pay discounts, right of return and other various incentives that we account for under the variable consideration model. If sales incentives may be earned by a customer for purchasing a specified amount of our product, we estimate whether such incentives will be achieved and recognize these incentives as a reduction in revenue in the same period the underlying revenue transaction is recognized. We primarily use the expected value method to estimate incentives. Under the expected value method, we consider the historical experience of similar programs, as well as review sales trends on a customer-by-customer basis, to estimate what levels of incentives will be earned. Occasionally, products are returned and, accordingly, we maintain an estimated refund liability based upon the expected value method that is recorded as a reduction in revenue.

Leases - We lease most of our manufacturing facilities, various office space, vehicles and other less significant assets throughout the world. Our contracts contain a lease if they convey a right to control the use of an identified asset, either explicitly or implicitly, in exchange for consideration. As allowed by GAAP, we have elected not to recognize a right-of-use asset nor a lease liability for leases with an initial term of twelve months or less. Additionally, we have elected not to separate non-lease components from the leased components in the valuation of our right-of-use asset and lease liability for all asset classes. Our lease contracts are a necessary part of our business, but we do not believe they are significant to our overall operations. We do not have any significant finance leases. Additionally, we do not have significant leases: where we are considered a lessor; where we sublease our assets; with an initial term of twelve months or less; with related parties; with residual value guarantees; that impose restrictions or covenants on us; or that have not yet commenced, but create significant rights and obligations against us.

Our real estate leases generally have terms of between five to ten years and contain lease extension options that can vary from month-to-month extensions to up to five-year extensions. We include extension options in our lease term if we are reasonably certain to exercise that option. In determining whether an extension is reasonably certain, we consider the uniqueness of the property for our needs, the availability of similar properties, whether the extension period payments remain the same or may change due to market rates or fixed price increases in the contract, and other economic factors. Our vehicle leases generally have terms of between three to five years and contain lease extension options on a month-to-month basis. Our vehicle leases are generally not reasonably certain to be extended.

Under GAAP, we are required to discount our lease liabilities to present value using the rate implicit in the lease, or our incremental borrowing rate for a similar term as the lease term if the implicit rate is not readily available. We generally do not have adequate information to know the implicit rate in a lease and therefore use our incremental borrowing rate. Under GAAP, the incremental borrowing rate must be on a collateralized basis. As our current term loan is secured we are able to use our debt interest rate for the implicit rate on our leases.

Income Taxes - Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the new tax rate is enacted.

We reduce our deferred tax assets by a valuation allowance if it is more likely than not that we will not realize some portion or all of the deferred tax assets. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes.

We operate on a global basis and are subject to numerous and complex tax laws and regulations. Income tax audits may require an extended period of time to reach resolution and may result in significant income tax adjustments when interpretation of tax laws or allocation of company profits is disputed. Because income tax adjustments in certain jurisdictions can be significant, we record accruals representing management's best estimate of the probable resolution of these matters. To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated probable outcome. We record Global Intangible Low-Taxed Income ("GILTI") tax as a period cost. We report tax-related interest and penalties as a component of income tax expense.

Prior to the distribution, we were included in the consolidated U.S. federal, foreign, and certain state income tax returns of Zimmer Biomet, where applicable. Accordingly, the tax provision and current and deferred tax balances for the year ended December 31, 2021 have been prepared on a separate-return basis as if we were a separate filer.

As a result of applying the separate filer approach for the periods prior to the distribution, actual tax transactions included in the consolidated financial statements of Zimmer Biomet may not be included in our consolidated financial statements. Similarly, the tax treatment of certain items reflected in the consolidated financial statements may not be reflected in the consolidated financial statements and tax returns of Zimmer Biomet. Therefore, portions of items such as net operating losses ("NOLs"), credit carryforwards, other deferred taxes and valuation allowances may exist in the consolidated financial statements that may or may not exist in Zimmer Biomet's consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, certain NOLs and credits did not carry over with ZimVie in connection with the distribution. The income taxes as presented in the consolidated financial statements may not be indicative of the income taxes that we will incur in the future. Any differences between actual amounts paid or received by ZimVie have been reflected in net parent company investment.

Derivative Financial Instruments - Our foreign currency exposure relates primarily to international transactions where the currency collected from customers can be different from the currency used to purchase the product. Transactions in our foreign operations are denominated primarily in the following currencies: Euros, Japanese Yen, British Pounds, Australian Dollars and Canadian Dollars. We enter into foreign exchange forward or swap contracts (collectively, the "foreign exchange contracts") to facilitate the hedging of foreign currency exposures resulting from inventory purchases and sales and mitigate the impact of changes in foreign currency exchange rates related to these transactions. Foreign exchange contracts generally have terms of no more than six months. We do not enter into foreign exchange contracts for speculative trading purposes. The risk of loss on a foreign exchange contract is the risk of nonperformance by the counterparties, which we attempt to minimize by limiting our counterparties to major financial institutions. The fair value of the foreign exchange contracts are estimated using foreign currency spot rates and forward rates quotes by third party financial institutions.

Gains and losses related to foreign currency exchange contracts are recorded in Other income (expense), net in our consolidated statements of operations.

Accumulated Other Comprehensive Income (Loss) - AOCI refers to gains and losses that under GAAP are included in comprehensive income but are excluded from net earnings as these amounts are recorded directly as an adjustment to equity. Our AOCI is comprised of foreign currency translation adjustments. There are no reclassifications from AOCI to net earnings for the periods presented herein. Further, there are no tax effects related to AOCI for the periods presented.

Net Parent Company Investment - NPI in the consolidated balance sheets represents Zimmer Biomet's historical investment in ZimVie, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from Zimmer Biomet.

Accounting Pronouncements Recently Adopted

There were no recently adopted accounting pronouncements that had a material effect on our consolidated financial statements.

Accounting Pronouncements Recently Issued

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU amends the interim and annual disclosure requirements related to a variety of subtopics in the Accounting Standards Codification, including those focusing on accounting changes, earnings per share, debt and repurchase agreements. The guidance will be applied prospectively. The effective date for each amendment will be the date when the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. We are currently evaluating the effect of this ASU, but we do not expect it will have a material impact on our consolidated financial statements or disclosures.

In November 2023, FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The key amendments require disclosure of significant segment expenses on an annual and interim basis that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, including other segment items by reportable segment and a description of its composition, and to provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB Topic 280, *Segment Reporting*, in interim periods as well. This ASU includes certain clarifications for measuring a segment's profit or loss in assessment by the CODM, disclosure of title and position of the CODM and an explanation of how the CODM uses the reported measures in assessing segment performance and deciding how to allocate resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the effect of this ASU, but we do not expect it will have a material impact on our consolidated financial statements or disclosures.

In December 2023, FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments included in the ASU related to rate reconciliation, income taxes paid disclosures and other disclosures requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The amendments in this update are effective for annual periods beginning after December 15, 2024. We are currently in the process of evaluating the effect of this ASU.

Other recently issued ASUs, excluding ASUs discussed above, were assessed and determined to be not applicable, or are not expected to have a material impact on our consolidated financial statements or disclosures.

3. Discontinued Operations

As discussed in Note 1, on December 15, 2023, we entered into a definitive agreement to sell our spine segment. As such, the historical financial condition and results of operations of our spine segment have been reflected as discontinued operations in our consolidated financial statements. The assets and liabilities associated with this segment are classified as assets and liabilities of discontinued operations in the consolidated balance sheets.

Details of loss from discontinued operations included in our consolidated statement of operations are as follows (in thousands):

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Net Sales			
Third party, net	$ 409,181	$ 449,806	$ 540,348
Related party, net	103	764	1,993
Total Net Sales	409,284	450,570	542,341
Cost of products sold, excluding intangible asset amortization	(113,867)	(130,719)	(209,069)
Related party cost of products sold, excluding intangible asset amortization	(97)	(721)	(777)
Intangible asset amortization	(52,840)	(53,885)	(57,923)
Research and development	(26,559)	(31,544)	(34,043)
Selling, general and administrative	(247,926)	(270,812)	(346,801)
Restructuring and other cost reduction initiatives	(13,068)	(8,795)	(3,005)
Acquisition, integration, divestiture and related	(175)	(2,850)	(13,041)
Other (expense) income, net	(457)	746	366
Interest (expense) income, net [1]	(16,422)	(7,409)	113
Loss from discontinued operations before income taxes	(62,127)	(55,419)	(121,839)
Write-down of spine disposal group to fair value [2]	(289,456)	—	—
Benefit for income taxes from discontinued operations	14,350	38,442	10,188
Loss from discontinued operations, net of tax	$ (337,233)	$ (16,977)	$ (111,651)

(1) A portion of the interest on our Term Loan (as defined and described in Note 9) has been allocated to discontinued operations consistent with the amount of proceeds expected to be used to repay a portion of the amounts outstanding under our Term Loan in accordance with our Credit Agreement (as defined and described in Note 9).

(2) We performed an impairment analysis of the spine segment in December 2023 on a held-for-sale basis. The fair value of consideration to be received upon closure of the transaction was less than the carrying value of the spine segment's net assets and the difference represents the amount of the write-down.

Details of assets and liabilities of discontinued operations are as follows (in thousands):

	As of December 31,			
	2023		2022	
Cash and cash equivalents	$	16,257	$	21,326
Accounts receivable, less allowance for credit losses		83,871		101,930
Related party receivable		—		5,329
Inventories		130,430		156,429
Prepaid expenses and other current assets		12,215		8,624
Total Current Assets of Discontinued Operations		242,773		293,638
Property, plant and equipment, net		62,692		89,939
Intangible assets, net		477,110		516,280
Other assets		14,743		23,413
Total Noncurrent Assets of Discontinued Operations		554,545		629,632
Accounts payable	$	24,186	$	17,500
Related party payable		—		10,544
Income taxes payable		410		587
Other current liabilities		51,262		66,900
Total Current Liabilities of Discontinued Operations		75,858		95,531
Deferred income taxes		86,037		95,910
Lease liability		8,032		12,327
Other long-term liabilities		972		4,636
Total Noncurrent Liabilities of Discontinued Operations	$	95,041	$	112,873
Write-down of spine disposal group to fair value [1]		(289,456)		—

(1) This write-down is reflected in Noncurrent assets of discontinued operations in the consolidated balance sheets.

Cash flows attributable to our discontinued operations are included on our consolidated statements of cash flows. Significant non-cash operating and investing activities attributable to discontinued operations consisted of the following (in thousands):

	For the Years Ended December 31,					
	2023		2022		2021	
Depreciation and amortization	$	87,179	$	85,591	$	90,590
Share-based compensation		3,545		4,467		3,915
Write-down of spine disposal group to fair value		289,456		—		—
Additions to instruments		5,978		10,089		28,244
Additions to other property, plant & equipment		899		1,984		17,433

4. Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for continuing operations (in thousands):

	Total	
Balance at December 31, 2021		
Goodwill, Gross	$	409,810
Accumulated impairment losses		(142,000)
Goodwill, Net		267,810
Currency translation		(7,811)
Balance at December 31, 2022		
Goodwill, Gross		401,999
Accumulated impairment losses		(142,000)
Goodwill, Net		259,999
Currency translation		2,112
Balance at December 31, 2023		
Goodwill, Gross		404,111
Accumulated impairment losses		(142,000)
Goodwill, Net	$	262,111

In connection with the annual goodwill impairment test in the fourth quarters of 2023 and 2022, we estimated the fair value of our dental reporting unit, our only reporting unit with goodwill remaining, using the income and market approaches. In the annual tests for both 2023 and 2022, the dental reporting unit exceeded its carrying value by 20% or more.

The components of identifiable intangible assets were as follows (in thousands):

	Technology	Trademarks and Trade Names	Customer Relationships	Other	Total
As of December 31, 2022:					
Intangible assets subject to amortization:					
Gross carrying amount	$ 168,590	$ 36,658	$ 142,741	$ 47,515	$ 395,504
Accumulated amortization	(103,350)	(20,294)	(86,879)	(46,296)	(256,819)
Total identifiable intangible assets	$ 65,240	$ 16,364	$ 55,862	$ 1,219	$ 138,685
As of December 31, 2023:					
Intangible assets subject to amortization:					
Gross carrying amount	$ 168,841	$ 37,056	$ 143,565	$ 47,670	$ 397,132
Accumulated amortization	(113,354)	(23,393)	(98,361)	(47,670)	(282,778)
Total identifiable intangible assets	$ 55,487	$ 13,663	$ 45,204	$ —	$ 114,354

Estimated annual amortization expense for the years ending December 31, 2024 through 2028, based upon intangible assets recognized as of December 31, 2023, is (in millions):

For the Years Ending December 31,		
2024	$	24.2
2025		22.2
2026		22.2
2027		16.9
2028		11.8

5. Share-Based Compensation

Conversion Awards

Zimmer Biomet had share-based compensation plans under which it granted stock options, restricted stock units ("RSUs") and performance-based RSUs. In connection with the distribution, ZimVie employees with outstanding Zimmer Biomet share-based awards received replacement share-based awards. The ratio used to convert the Zimmer Biomet share-based awards was designed to preserve the aggregate intrinsic value of the award immediately after the distribution when compared to the aggregate intrinsic value of the award immediately prior to the distribution. Outstanding RSUs and performance-based RSUs were converted into 0.3 million ZimVie RSUs at a weighted average fair value of $31.55, and outstanding stock options were converted into 2.1 million ZimVie stock options at a weighted average fair value of $14.76. Due to the conversion, ZimVie incurred $21.3 million of incremental share-based compensation expense. Of this amount, $10.3 million was related to unvested and/or unexercised share-based awards and was recognized at the distribution date. The remaining $11.0 million is being recognized over the remainder of the share-based awards' weighted average vesting period of 2.5 years from the date of the distribution.

ZimVie Awards

The ZimVie Inc. 2022 Stock Incentive Plan was established and effective as of March 1, 2022, and was amended effective May 12, 2023 (as amended, the "2022 Plan"). A total of 6.0 million shares of common stock are authorized for issuance under the 2022 Plan. Shares issued pursuant to converted Zimmer Biomet share-based awards do not count against this limit. At December 31, 2023, 3.4 million shares were available for future grants and awards under the 2022 Plan. The 2022 Plan provides for the grant of various types of awards including stock options, stock appreciation rights, performance shares, performance units, restricted stock and RSUs. Generally, awards have a three-year vesting period and stock options have a term of ten years. Vesting may accelerate upon retirement after the first anniversary date of the award if certain criteria are met. Additionally, in cases of special circumstances as determined by the Compensation Committee of the Board of Directors, the Compensation Committee may, it its sole discretion, accelerate vesting. We recognize expense on a straight-line basis over the requisite service period, less awards expected to be forfeited using estimated forfeiture rates. Stock options are granted with an exercise price equal to the market price of our common stock on the date of grant, except in limited circumstances where local law may dictate otherwise.

Share-based compensation expense was as follows (in thousands):

	For the Years Ended December 31,		
	2023	2022	2021
Share-based compensation expense recognized in:			
Cost of products sold, excluding intangible asset amortization	$ 1,230	$ 2,437	$ 539
Research and development	1,886	3,441	812
Selling, general and administrative	23,904	24,411	5,958
	27,020	30,289	7,309
Tax benefit related to awards	(6,836)	(7,254)	(1,550)
Total expense, net of tax	$ 20,184	$ 23,035	$ 5,759

Share-based compensation expense related to discontinued operations is included in the table above and is disclosed in Note 3. For periods prior to the distribution, we specifically identified employees who were associated with our historical operations and calculated expense based upon the awards received under the Zimmer Biomet plans, as well as expense related to corporate or shared employees allocated to us on a proportional cost allocation method, primarily based on revenue.

Stock option activity was as follows:

	Year Ended December 31, 2023			
	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in Millions)
Outstanding at December 31, 2022	2,403,635	$ 26.74		
Forfeited	(100,492)	24.54		
Outstanding at December 31, 2023	2,303,143	$ 26.83	6.1	$ —
Exercisable at December 31, 2023	1,607,470	$ 26.23	5.4	$ —

We used a Black-Scholes option-pricing model to determine the fair value of our stock options. For awards granted shortly after the distribution: expected volatility of 52.29% was derived from a peer group's combined historical volatility that was de-levered and re-levered for ZimVie as ZimVie did not have sufficient historical volatility based on the expected term of the underlying options; the expected term of the stock options of 6.0 years was determined using the simplified method; and the risk-free interest rate of 1.94% was determined using the implied yield then available for zero-coupon U.S. government issues with a remaining term approximating the expected life of the options. The dividend yield was zero as ZimVie has no plans to pay a dividend for the foreseeable future.

Aggregate intrinsic value was negligible at December 31, 2023. At December 31, 2023, we had unrecognized share-based compensation cost related to unvested stock options of $5.7 million, which is expected to be amortized over the remaining weighted average vesting period of approximately 1.3 years.

RSU activity was as follows:

	Year Ended December 31, 2023	
	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	1,382,500	$ 24.64
Granted	1,526,343	10.34
Vested	(795,284)	24.88
Forfeited	(171,349)	18.31
Outstanding at December 31, 2023	1,942,210	$ 15.13

RSUs granted in the year ended December 31, 2023 included 367,928 RSUs (at target) with performance-based vesting provisions ("PRSUs"). PRSUs may vest from 0-150% of target based on the level of achievement of pre-defined performance metrics. PRSUs are

payable in common shares and do not have the right to vote until vested. Compensation expense related to PRSUs is recognized over a 36-month cliff vesting period, and is adjusted as needed for changes in the projected level of achievement of the performance metrics.

At December 31, 2023, we had unrecognized share-based compensation cost related to unvested RSUs of $14.5 million, which is expected to be amortized into earnings over the remaining weighted average vesting period of approximately 1.3 years. The total fair value of RSUs granted during the years ended December 31, 2023 and 2022 was $15.8 million and $30.2 million, respectively. The total fair value of RSUs that vested during the years ended December 31, 2023 and 2022 was $19.8 million and $1.2 million, respectively.

6. Earnings Per Share

On March 1, 2022, 26.1 million ZimVie common shares were distributed in connection with the distribution. For comparative purposes, and to provide a more meaningful calculation for weighted average shares, this amount was assumed to be outstanding throughout all periods presented up to and including March 1, 2022 in the calculation of basic weighted average shares. For periods prior to the distribution, it was assumed that there were no dilutive equity instruments, as there were no equity awards of ZimVie outstanding prior to the distribution.

The calculation of weighted average shares for the basic and diluted (loss) earnings per common share is as follows (in thousands, except per share data):

	For the Years Ended December 31,		
	2023	**2022**	**2021**
Net (Loss) Earnings from Continuing Operations of ZimVie Inc.	$ (56,049)	$ (46,904)	$ 16,397
Loss from discontinued operations, net of tax	(337,233)	(16,977)	(111,651)
Net Loss of ZimVie Inc.	$ (393,282)	$ (63,881)	$ (95,254)
Weighted average shares outstanding for basic net loss per share	26,454	26,083	26,050
Effect of dilutive stock options and other equity awards [1]	—	—	—
Weighted average shares outstanding for dilutive net loss per share	26,454	26,083	26,050
Basic (Loss) Earnings Per Common Share:			
Continuing operations	$ (2.12)	$ (1.80)	$ 0.63
Discontinued operations	(12.75)	(0.65)	(4.29)
Net Loss	$ (14.87)	$ (2.45)	$ (3.66)
Diluted (Loss) Earnings Per Common Share			
Continuing operations	$ (2.12)	$ (1.80)	$ 0.63
Discontinued operations	(12.75)	(0.65)	(4.29)
Net Loss	$ (14.87)	$ (2.45)	$ (3.66)

(1) Since we incurred a net loss in each of the years ended December 31, 2023, 2022 and 2021, no dilutive stock options or other equity awards were included as diluted shares in those periods.

For the years ended December 31, 2023 and 2022, a weighted average of 2.8 million and 3.4 million, respectively, options to purchase shares of common stock were not included in the computation of diluted net loss per share as the exercise prices of these options were greater than the average market price of the common stock.

7. Balance Sheet Details

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,		
	2023		2022
Prepaid expenses and other current assets:			
Prepaid expenses	$ 13,332	$	22,627
Income tax receivable	9,641		4,483
Other assets	852		1,230
Total prepaid expenses and other current assets	$ 23,825	$	28,340

Inventories consisted of the following (in thousands):

	As of December 31,		
	2023		2022
Finished goods	$ 54,456	$	54,237
Work in progress	20,659		19,113
Raw materials	4,485		4,075
Inventories	$ 79,600	$	77,425

Amounts related to cost of products sold in the consolidated statements of operations for excess and obsolete inventory were $0.7 million, $3.1 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Property, plant and equipment consisted of the following (in thousands):

	As of December 31,		
	2023		2022
Land	$ 6,700	$	6,693
Building and equipment	146,287		141,273
Capitalized software costs	19,626		19,393
Construction in progress	8,178		14,002
Property, plant and equipment, gross	180,791		181,361
Accumulated depreciation	(126,624)		(122,861)
Property, plant and equipment, net	$ 54,167	$	58,500

Depreciation expense was $7.7 million, $9.5 million and $7.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We had $0.7 million, $1.3 million and $0.1 million of property, plant and equipment included in accounts payable as of December 31, 2023, 2022 and 2021, respectively.

Other current liabilities consisted of the following (in thousands):

	As of December 31,		
	2023		2022
Other current liabilities:			
Salaries, wages and benefits	$ 23,171	$	34,749
Lease liabilities	4,053		3,417
Other liabilities	39,884		40,713
Total other current liabilities	$ 67,108	$	78,879

8. Fair Value Measurements of Assets and Liabilities

The fair value of foreign currency exchange forward contracts (see Note 10) are determined using Level 2 inputs. The carrying value of our debt (see Note 9) approximates fair value as it bears interest at floating rates. The carrying amounts of other financial instruments (i.e., cash and cash equivalents, restricted cash, bank time deposits, accounts receivable, net and accounts payable) approximated their fair values at December 31, 2023 and December 31, 2022 due to their short-term nature.

The fair values of acquisition-related contingent payments are estimated using Level 3 inputs. Contingent payments related to acquisitions consist of sales-based payments and are valued using discounted cash flow techniques. The fair value of sales-based payments is based upon probability-weighted future revenue estimates and increases as revenue estimates increase.

The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the tables above that used significant unobservable inputs (Level 3) (in thousands):

	Level 3 - Liabilities
Contingent payments related to acquisitions	
Balance December 31, 2021	$ 10,181
Change in estimate	2,750
Foreign currency impact	319
Balance December 31, 2022	$ 13,250
Settlements	(3,451)
Balance December 31, 2023	$ 9,799

9. Debt

Our debt consisted of the following (in thousands):

	As of December 31,	
	2023	2022
Term loan	$ 511,912	$ 536,456
Debt issuance costs	(3,115)	(4,223)
Total debt	508,797	532,233
Less: current portion	—	—
Total debt due after one year	$ 508,797	$ 532,233

Below is the aggregate principal amount of maturities of our long-term debt payment requirements as of December 31, 2023 for the years ending December 31, 2024 through 2027 (excluding unamortized debt issuance costs), and reflecting the payment on December 29, 2023 to cover all scheduled principal payments in 2024 (in millions):

For the Years Ending December 31,	
2024	$ —
2025	49.1
2026	56.1
2027	406.7
Total	$ 511.9

We entered into a Credit Agreement, dated as of December 17, 2021 (the "Credit Agreement"), with JP Morgan Chase Bank, N.A., as administrative agent and syndication agent, and the lenders and issuing banks named therein. The Credit Agreement provides for revolving loans of up to $175.0 million (the "Revolver") and term loan borrowings of up to $595.0 million (the "Term Loan" and, together with the Revolver, the "Credit Facility").

On March 31, 2023, we made an optional prepayment on the Term Loan of $10.5 million, which represented the aggregate amount of the mandatory scheduled principal payments due on March 31, 2024 and June 30, 2024. On September 29, 2023, we made an optional prepayment on the Term Loan of $7.0 million, which represented the amount of the mandatory scheduled principal payment due on September 30, 2024. On December 29, 2023, we made an optional prepayment on the Term Loan of $7.0 million, which represented the amount of the mandatory scheduled principal payment due on December 31, 2024. As of December 31, 2023, $511.9 million was outstanding on the Term Loan following such payments, and there were no outstanding borrowings under the Revolver.

As of December 31, 2023, our interest rate was the secured overnight financing rate plus the applicable margin of 1.75% for term benchmark borrowings. Commitments under the Revolver are subject to a commitment fee on the unused portion of the Revolver of 25 basis points.

Borrowings under the Revolver and the Term Loan bear interest, in the case of each term benchmark borrowing, at the adjusted term secured overnight financing rate ("SOFR") for the interest period in effect for such borrowing, plus an applicable margin, which will range from 1.50% to 1.75%, based on our consolidated total net leverage ratio. Borrowings under the Credit Facility that are not term benchmark borrowings bear interest at a per annum rate equal to (a) the greatest of (i) the prime rate in effect on such day, (ii) the Federal Reserve Bank of New York rate in effect on such day plus $\frac{1}{2}$ of 1% and (iii) the adjusted term SOFR for a one month interest period as published two U.S. government securities business days prior to such day (or if such day is not a business day, the immediately preceding business day) plus 1%, plus (b) an applicable margin, which may range from 0.50% to 0.75%, based on our consolidated total net leverage ratio.

Borrowings under the Credit Facility are collateralized by substantially all of our personal property, including intellectual property, and certain real property and we, along with our subsidiaries party to the Credit Facility, pledged our equity interests in our subsidiaries, subject to materiality thresholds and certain limitations with respect to foreign subsidiaries. The Credit Facility contains various covenants that restrict our ability to take certain actions, including incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, making certain investments, prepayments or redemptions of subordinated debt, or making certain restricted payments. In addition, the Credit Facility contains financial covenants that require us to maintain a maximum consolidated total net leverage ratio of 6.00 to 1.00. We were in compliance with all covenants as of December 31, 2023.

In April 2023, we financed $4.8 million of our corporate insurance premium, all of which was repaid by June 30, 2023.

10. Derivatives

We enter into foreign currency exchange forward contracts with terms of one to three months in order to manage currency exposures related to monetary assets and liabilities denominated in a currency other than an entity's functional currency. Any foreign currency remeasurement gains or losses recognized in earnings are generally offset with gains or losses on the foreign currency exchange forward contracts in the same reporting period. Outstanding contracts are recorded on the consolidated balance sheet at fair value as of the end of the reporting period. The aggregate notional amounts of these contracts were $25.0 million and $69.1 million as of December 31, 2023 and 2022, respectively.

Current derivative assets of $0.4 million and $0.6 million as of December 31, 2023 and 2022, respectively, were included in Prepaid expenses and other current assets on our consolidated balance sheets. Current derivative liabilities of $0.2 million and $0.3 million as of December 31, 2023 and 2022, respectively, were included in Other current liabilities in our consolidated balance sheets. Gains (losses) from these derivative instruments of $0.2 million and $(1.2) million for the years ended December 31, 2023 and 2022, respectively, were recognized in Other (expense) income, net in our consolidated statements of operations.

We had no outstanding derivatives as of December 31, 2021 and no activity for the year ended December 31, 2021.

11. Leases

In our consolidated financial statements, we have recognized the right-of-use assets and lease liabilities and related expense of leases that were transferred to ZimVie at the closing of the distribution. For leases that we shared with Zimmer Biomet prior to the distribution and remained the responsibility of Zimmer Biomet following the distribution, no assets nor liabilities have been recognized on our consolidated balance sheets and any lease expense has been included in allocated costs from Zimmer Biomet.

Information on our leases is as follows ($ in thousands):

	For the Years Ended December 31,					
	2023		2022		2021	
Lease cost	$	4,517	$	4,345	$	5,722
Cash paid for leases recognized in operating cash flows		4,632		4,322		5,797
Right-of-use assets obtained in exchange for new lease liabilities		7,800		2,105		5,482

	As of December 31,			
	2023		2022	
Right-of-use assets recognized in Other assets	$	11,076	$	8,355
Lease liabilities recognized in Other current liabilities		4,053		3,417
Long-term lease liabilities		9,080		9,960
Weighted-average remaining lease term		3.6 years		3.8 years
Weighted-average discount rate		3.5%		0.5%

Our future minimum lease payments as of December 31, 2023 were (in millions):

For the Years Ending December 31,		
2024	$	4.1
2025		3.4
2026		2.6
2027		1.5
2028		1.0
Thereafter		1.5
Total		14.1
Less imputed interest		(1.0)
Total	$	13.1

12. Allowance for Credit Losses

The following table presents the activity of our allowance for credit losses for the years ended December 31, 2023 and 2022 (in thousands):

	As of December 31,			
	2023		2022	
Balance at Beginning of Period	$	4,135	$	4,277
Additions Charged to Expense		268		298
Deductions		(1,201)		(377)
Effects of Foreign Currency		20		(63)
Balance at End of Period	$	3,222	$	4,135

13. Income Taxes

The tax provision for the year ended December 31, 2021 was prepared on a separate return basis as if we were a separate group of companies under common ownership prior to the distribution. The operations were combined, where allowable by law, as if we were filing on a combined basis for U.S. federal, U.S. state and non-U.S. income tax purposes. As discussed in Note 2, certain NOLs, tax credit carryforwards and unrecognized tax benefits were recognized during the tax year ended December 31, 2021 in accordance with the separate return method but did not carry over with ZimVie in connection with the distribution.

The components of (loss) earnings before income taxes consisted of the following (in thousands):

| | For the Years Ended December 31, | | |
	2023	2022	2021
U.S. operations	$ (60,674)	$ (96,110)	$ (1,638)
Foreign operations	9,827	41,610	22,220
Total	$ (50,847)	$ (54,500)	$ 20,582

The provision (benefit) for income taxes and the income taxes paid consisted of the following (in thousands):

| | For the Years Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ 1,616	$ (2,556)	$ 1,708
State	(875)	483	445
Foreign	5,875	16,407	8,015
Total current taxes	6,616	14,334	10,168
Deferred:			
Federal	—	(11,464)	(2,135)
State	—	(5,127)	(913)
Foreign	(1,414)	(5,339)	(2,935)
Total deferred taxes	(1,414)	(21,930)	(5,983)
Provision (benefit) for income taxes	$ 5,202	$ (7,596)	$ 4,185
Net income taxes paid	$ 20,152	$ 25,627	$ 12,053

A reconciliation of the income tax provision (benefit) at the U.S. statutory income tax rate to our income tax benefit is as follows (in thousands):

| | For the Years Ended December 31, | | |
	2023	2022	2021
Income tax (benefit) provision at the U.S. statutory rate	$ (10,678)	$ (11,445)	$ 4,322
State taxes, net of federal deduction	(1,739)	(1,651)	(311)
R&D tax credit	(79)	(622)	(687)
Change in valuation allowance	6,467	1,033	353
Tax impact of foreign operations, including U.S. taxes on international income and foreign tax credits	3,330	2,116	35
GILTI	2,474	2,406	—
Share-based compensation	1,652	667	(23)
Section 162m excess compensation	1,349	1,157	—
Non-deductible transaction cost	1,001	—	—
Pre-spin tax expense	—	877	—
Other	1,425	(2,134)	496
Income tax provision (benefit)	$ 5,202	$ (7,596)	$ 4,185

The components of deferred taxes consisted of the following (in thousands):

		As of December 31,		
		2023		2022
Deferred tax assets:				
Section 174 capitalized cost	$	21,749	$	15,151
Inventory		21,568		19,591
Net operating loss carryover		10,408		8,463
Share-based compensation		8,228		7,025
163j Limitation		6,518		—
Accrued liabilities		4,069		4,521
Leases - right of use liability		3,578		6,647
Section 263A		3,524		9,610
Accounts receivable		3,264		3,289
Fixed assets		1,357		—
Product liability and litigation		576		1,429
Other		1,900		324
Total deferred tax assets		86,739		76,050
Less: Valuation allowances		(49,084)		(10,748)
Total deferred tax assets after valuation allowances		37,655		65,302
Deferred tax liabilities:				
Intangible assets		27,647		46,361
Leases - right of use asset		2,574		5,330
Unremitted earnings of foreign subs		1,703		3,005
Fixed assets		—		9,331
Other		683		464
Total deferred tax liabilities		32,607		64,491
Total net deferred income taxes	$	5,048	$	811

We establish valuation allowances when necessary to reduce the deferred tax assets to amounts we expect to realize. As of December 31, 2023 and 2022, we had a valuation allowance of $49.1 million and $10.7 million, respectively, against deferred tax assets in select jurisdictions as the Company believes it is more likely than not, that these assets will not be realized.

The increase to the valuation allowance of $38.4 million during 2023 was primarily driven by additional deferred tax assets generated in the U.S. The increase to the valuation allowance of $2.4 million during 2022 was primarily driven by the reserve set against the US group, offset by the release of the allowance on the German group.

At December 31, 2023, net operating loss and tax credit carryovers available to reduce future federal, state and foreign taxable earnings consisted of the following (in millions):

Expiration Period		Net operating loss carryover		Tax credit carryover
2024 - 2028	$	3.5	$	—
2029 - 2033		0.3		—
2034 - 2043		3.9		—
Indefinite		2.7		—
Total	$	10.4	$	—
Valuation allowances	$	9.0	$	—

We intend to repatriate cash when the additional tax related to remitting earnings is deemed immaterial as a portion of these earnings has already been taxed as toll tax or GILTI and is not subject to further U.S. federal tax. Portions of the additional tax would also be offset by allowable foreign tax credits. No deferred tax liability has been recorded on earnings overseas that are expected to be permanently reinvested outside of the U.S. If we decide at a later date to repatriate these earnings to the U.S., we would be required to provide for the net tax effects on these amounts. We expect the majority of these unremitted earnings would be subject to federal tax and state tax, in addition to withholding tax in many jurisdictions. The exact amount of the tax cost to remit these earnings is not determinable. For 2023, we recorded a deferred tax asset of $0.4 million related to entities held for sale on which we could no longer assert indefinite reinvestment.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	For the Years Ended December 31,		
	2023	2022	2021
Balance at January 1	$ 105	$ —	$ —
Increases related to current period	168	105	—
Increases related to prior periods	31	—	—
Balance at December 31	$ 304	$ 105	$ —
Amounts impacting effective tax rate, if balance at December 31 recognized	$ 304	$ 105	$ —
Interest and penalty expense related to unrecognized tax benefits	$ 3	$ —	$ —
Total accrued interest and penalties balance at December 31	3	—	—

As part of the distribution, uncertain tax reserves related to the Zimmer Biomet consolidated return filing groups in prior periods were removed from ZimVie's books as there would be no financial liability related to those positions. These reserves were allocated to discontinued operations as the liability never carried to the ZimVie group.

We operate on a global basis and are subject to numerous and complex tax laws and regulations. Our income tax filings are subject to examinations by taxing authorities throughout the world. Currently, we are not under any material tax audits or have any pending tax litigations. We do not expect a material change in unrecognized tax benefits over the next twelve months based on the current examination status.

The ZimVie U.S. group filed its first U.S. federal tax return in 2023 for the tax year starting March 1, 2022 and ending December 31, 2022 and therefore is the only open year subject to Internal Revenue Service ("IRS") audit. However, our entities historically filed consolidated under the Zimmer Biomet U.S. group, which is under continuous audit by the IRS and other taxing authorities. During the course of these audits, Zimmer Biomet receives proposed adjustments from taxing authorities that may be material. ZimVie does not bear any financial liability with regards to these U.S. federal consolidated returns; however, certain states require amended returns as a result of federal audit changes and ZimVie would be responsible for any liabilities arising in ZimVie company separate liability states. We do not anticipate any material adverse outcomes in these audits that would have a material effect on our results of operation or financial condition. The Zimmer Biomet U.S. federal income tax returns have been audited through 2019.

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state impact of any federal changes generally remains subject to examination by various states for a period of up to one year after formal notification to the states. We do not currently have any state income tax return positions in the process of examination, administrative appeals or litigation.

In other major jurisdictions, open years are generally 2016 or later.

14. Retirement Benefit Plans

We sponsor defined contribution plans for substantially all of the employees in the U.S. and Puerto Rico, and certain employees in other countries. The benefits offered under these plans are reflective of local customs and practices in the countries concerned. We expensed $4.7 million, $5.5 million and $4.8 million related to plans in the U.S. and Puerto Rico for the years ended December 31, 2023, 2022 and 2021, respectively. All other plans were immaterial in aggregate for the periods presented.

15. Segment Data

Our Chief Executive Officer is our CODM. He allocates resources to achieve our operating profit goals and historically reviewed business performance through two operating segments, 1) the dental segment, and 2) the spine segment, which also represented our reportable segments. As discussed in Notes 1 and 3, on December 15, 2023, we entered into a definitive agreement to sell our spine segment. As the spine segment is presented as discontinued operations, it is not required to be presented in the segment disclosures in this Note.

We conduct business in the following countries that hold 10% or more of our total combined property, plant and equipment, net (in thousands):

	As of December 31,			
	2023		2022	
U.S.	$	35,444	$	41,034
Spain		14,431		12,562
Other countries		4,292		4,904
Property, plant and equipment, net	$	54,167	$	58,500

U.S. and foreign sales (based on the location of the customer) are as follows (in thousands):

	Year Ended December 31,					
	2023		2022		2021	
U.S.	$	269,557	$	272,726	$	267,689
Spain		51,025		34,837		37,441
Other countries		136,615		152,118		163,352
Third party sales	$	457,197	$	459,681	$	468,482

Sales within any other individual country were less than 10% of our combined sales in each of those years. No single customer accounted for 10% or more of our sales in the years ended December 31, 2023, 2022 and 2021.

16. Commitments and Contingencies

We are subject to contingencies, such as various claims, legal proceedings and investigations regarding product liability, intellectual property, commercial and other matters that arise in the normal course of business. On a quarterly and annual basis, we review relevant information with respect to loss contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews. We record liabilities for loss contingencies when it is probable that a loss has been incurred and the amount can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Legal defense costs expected to be incurred in connection with a loss contingency are accrued when probable and reasonably estimable. The recorded accrual balance for loss contingencies was $2.6 million and $9.5 million as of December 31, 2023 and December 31, 2022, respectively, and primarily relates to discontinued operations. Initiation of new legal proceedings or a change in the status of existing proceedings may result in a change in the estimated loss accrued.

Subject to certain exceptions specified in the Separation Agreement, we assumed the liability for, and control of, all pending and threatened legal matters related to our business, including liabilities for any claims or legal proceedings related to products that had been part of our business, but were discontinued prior to the distribution, as well as assumed or retained liabilities, and will indemnify Zimmer Biomet for any liability arising out of or resulting from such assumed legal matters.

17. Related Party Transactions

Prior to the distribution, we did not operate as a standalone business and had various relationships with Zimmer Biomet whereby Zimmer Biomet provided services to us. Following the distribution, certain functions that Zimmer Biomet provided to us prior to the distribution are being performed using our own resources or third-party service providers following the completion of transition services agreements in 2023. The following disclosures summarize activity between us and Zimmer Biomet that are included in our consolidated financial statements.

Prior to Distribution

Corporate Overhead and Other Allocations from Zimmer Biomet

Zimmer Biomet provided certain services, which included, but were not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology and other corporate departments. The expenses related to these services have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net trade sales, as applicable. When specific identification is not practicable, a proportional cost method was used primarily based on sales.

Corporate allocations reflected in the consolidated statements of operations of continuing and discontinued operations are as follows (in thousands):

	For the Years Ended December 31,		
	2023	2022	2021
Cost of products sold	$ —	$ (78)	$ 1,210
Selling, general & administrative	—	13,914	76,170
Acquisition, integration, divestiture and related	—	—	6,966

Management believes that the methods used to allocate expenses to ZimVie are a reasonable reflection of the utilization of services provided to, or the benefit derived by, ZimVie during the periods presented. However, the allocations may not necessarily reflect the consolidated financial position, results of operations and cash flows in the future or what they would have been had ZimVie been a separate, standalone entity during the periods presented.

Share-Based Compensation

As discussed in Note 5, our employees participated in Zimmer Biomet's share-based compensation plans, the costs of which were allocated and recorded in cost of products sold, R&D and selling, general and administrative expenses in the consolidated statements of operations. Share-based compensation benefit in continuing and discontinued operations related to our employees prior to the distribution were $1.0 million and $7.3 million for the years ended December 31, 2022 and 2021, respectively.

Centralized Cash Management

Zimmer Biomet used a centralized approach to cash management and financing of operations. The majority of our subsidiaries were party to Zimmer Biomet's cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept regularly from our accounts. Cash transfers to and from Zimmer Biomet's cash concentration accounts and the resulting balances at the end of each reporting period were reflected in NPI and net transactions with Zimmer Biomet in the consolidated balance sheets and statements of cash flows, respectively.

Prior to the distribution, we borrowed $595.0 million under our Credit Agreement and subsequently distributed $561.0 million of the proceeds to Zimmer Biomet. After this distribution and the impact of various transactions between the parties related to the separation, we had approximately $100.0 million of cash at distribution to operate as a standalone company.

Manufacturing Services to Zimmer Biomet

We have certain manufacturing facilities that also produce orthopedic products that continue to be sold by Zimmer Biomet after the separation. The consolidated statements of operations reflect the sales of these orthopedic products to Zimmer Biomet as related party transactions in periods in which Zimmer Biomet was a related party as follows (in thousands):

	For the Years Ended December 31,		
	2023	2022	2021
Related party net sales	$ 339	$ 4,375	$ 5,819
Related party cost of products sold, excluding intangible asset amortization	328	4,107	4,248

We continue to sell these products to Zimmer Biomet pursuant to a transition manufacturing and supply agreement. As of February 1, 2023, Zimmer Biomet had sold all of its 19.7% ownership in ZimVie and is no longer considered a related party. As such, transactions with Zimmer Biomet subsequent to February 1, 2023 are reported as third party transactions.

Net Parent Company Investment

As discussed in Note 1, NPI is primarily impacted by contributions from Zimmer Biomet, which are the result of treasury activity and net funding provided by or distributed to Zimmer Biomet. For the years ended December 31, 2022 and 2021, net transactions with Zimmer Biomet reflected in the cash flows pre-distribution were $6.9 million and $1.3 million, respectively. Activities that impacted the net transfers from Zimmer Biomet include corporate overhead, share-based compensation, debt agreements between the parties and other allocations and centralized cash management. For the years ended December 31, 2022 and 2021, the total impact on NPI from these transactions was $70.4 million and $19.7 million, respectively.

For all periods prior to the distribution, transfers between ZimVie and Zimmer Biomet affiliates were recognized in Net transactions with Zimmer Biomet. In connection with the distribution, certain net assets of approximately $79.0 million that were included in our pre-distribution balance sheet were retained by Zimmer Biomet, with the offset of the non-cash transaction reflected as a distribution within NPI. Separation-related adjustments were also recognized in Net transactions with Zimmer Biomet.

After Distribution

In connection with the distribution, ZimVie entered into various agreements that govern activity between the parties, including, but not limited to, the Separation Agreement, the Transition Services Agreement, interim operating model ("IOM") agreements, the Tax Matters Agreement, the Employee Matters Agreement and transition manufacturing and supply agreements. As of February 1, 2023, Zimmer Biomet had sold all of its 19.7% ownership in ZimVie and is no longer considered a related party.

The amount due from and to Zimmer Biomet under the various agreements described below were included in related party receivable or payable, as applicable, in our consolidated balance sheets of continuing and discontinued operations as follows (in thousands):

	As of December 31,	
	2023	**2022**
Related party receivable	$ —	$ 8,483
Related party payable	—	13,176

The Separation Agreement sets forth our agreements with Zimmer Biomet regarding the principal actions taken in connection with the separation and the distribution. It also sets forth other agreements that govern aspects of our relationship with Zimmer Biomet following the separation and the distribution. The Separation Agreement provides for, among other things, (i) the assets transferred, the liabilities assumed and the contracts assigned to each of us and Zimmer Biomet as part of the separation, (ii) cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the ZimVie businesses with us and financial responsibility for the obligations and liabilities of Zimmer Biomet's remaining businesses with Zimmer Biomet, (iii) procedures with respect to claims subject to indemnification and related matters and governing our and Zimmer Biomet's obligations and allocations of liabilities with respect to ongoing litigation matters and (iv) the allocation between us and Zimmer Biomet of rights and obligations under existing insurance policies with respect to occurrences prior to completion of the distribution.

The Separation Agreement also provided that, in order to obtain certain requisite governmental approvals, or for other business reasons, following the distribution date, Zimmer Biomet and certain of its affiliates continued to operate certain activities relating to the ZimVie businesses in certain jurisdictions until the requisite approvals were received or the occurrence of all other actions permitting the legal transfer of such activities, and we would receive, to the greatest extent possible, all of the economic benefits and burdens of such activities.

The agreements that we entered into with Zimmer Biomet that govern aspects of ZimVie's relationship with Zimmer Biomet following the distribution include:

Transition Services Agreement

Pursuant to the Transition Services Agreement, we and Zimmer Biomet provided certain services to one another, on an interim, transitional basis following the separation and the distribution. The services provided include certain regulatory services, commercial services, operational services, tax services, clinical affairs services, information technology services, finance and accounting services and human resource and employee benefits services. The agreed-upon charges for such services were generally intended to allow the providing company to recover all costs and expenses of providing such services and are included in Selling, general and administrative expenses in our consolidated statements of operations. Subject to certain exceptions in the case of willful misconduct or fraud, the liability of each of Zimmer Biomet and us under the Transition Services Agreement for the services it provided will be limited to the aggregate service fees paid to it in the immediately preceding one-year period. Obligations under the Transition Services Agreement are substantially complete as of December 31, 2023.

Interim Operating Agreements

Zimmer Biomet and ZimVie entered into a series of IOM agreements pursuant to which Zimmer Biomet and certain of its affiliates that held licenses, permits and other rights in connection with marketing, import and/or distribution of ZimVie products in various jurisdictions prior to the distribution continued to market, import and distribute such products until such time as the relevant licenses and permits were transferred to ZimVie or its affiliates, while permitting ZimVie (or Zimmer Biomet, as applicable) to recognize revenue relating to the sale of its respective products, to the extent practicable. Under such IOM agreements and in accordance with the Separation Agreement, the relevant Zimmer Biomet entity continued operations in the affected market on behalf of ZimVie, with ZimVie receiving all of the economic benefits and burdens of such activities. ZimVie began receiving these economic benefits as of March 1, 2022. Based on the terms of the IOM agreements, ZimVie determined it was the principal under this arrangement when: ZimVie held all risks and rewards of ownership inclusive of risk of loss, market risk and benefits related to the inventory; ZimVie had latitude in pricing; ZimVie had the ability to direct Zimmer Biomet regarding decisions over inventory; and ZimVie was responsible for all credit and collections risks and losses associated with the related receivables. ZimVie was the principal in the majority of the IOM agreements and recognized those sales on a gross basis. In limited jurisdictions, ZimVie was not the principal and recognized revenue on a net basis. Upon exit of certain IOM agreements during 2022, we paid $7.8 million to Zimmer Biomet for the purchase of accounts receivable and inventory, and all obligations under the IOM agreements were complete by December 31, 2022.

Tax Matters Agreement

The Tax Matters Agreement governs the respective rights, responsibilities and obligations of us and Zimmer Biomet after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The Tax Matters Agreement also imposes certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution and certain related transactions. The Tax Matters Agreement provides special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, does not qualify as tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Zimmer Biomet or us, as the case may be, that arise from the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Internal Revenue Code of 1986, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party's respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement. However, if such failure was the result of any acquisition of our shares or assets, or of any of our representations, statements or undertakings being incorrect, incomplete or breached, we generally will be responsible for all taxes imposed as a result of such acquisition or breach.

Employee Matters Agreement

The Employee Matters Agreement allocated liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The Employee Matters Agreement governed certain compensation and employee benefits obligations with respect to the current and former employees and non-employee directors of each party. The Employee Matters Agreement provided that, except as otherwise specified, Zimmer Biomet was generally responsible for liabilities associated with employees who remained employed by Zimmer Biomet and former employees whose last employment was with Zimmer Biomet's businesses, and we were generally responsible for liabilities associated with employees who are employed by us and former employees whose last employment was with the ZimVie businesses. The Employee Matters Agreement provided for the conversion of the outstanding awards granted under Zimmer Biomet's equity compensation programs into adjusted awards relating to shares of Zimmer Biomet and/or ZimVie common stock in a manner intended to preserve the aggregate intrinsic value of the original awards. The adjusted awards are subject to substantially similar terms, vesting conditions, post-termination exercise rules and other restrictions that applied to the original Zimmer Biomet awards immediately before the separation. All obligations under the Employee Matters Agreement were complete as of December 31, 2022.

Transition Manufacturing and Supply Agreement and Reverse Transition Manufacturing and Supply Agreement

Pursuant to the Transition Manufacturing and Supply Agreement and the Reverse Transition Manufacturing and Supply Agreement, we or Zimmer Inc., a wholly-owned subsidiary of Zimmer Biomet, as the case may be, will manufacture or cause to be manufactured certain products for the other party, on an interim, transitional basis. Pursuant to such agreements, we or Zimmer, Inc., as the case may be, will be required to purchase certain minimum amounts of products from the other party. The Transition Manufacturing and Supply Agreement and the Reverse Transition Manufacturing and Supply Agreement will terminate on the expiration of the term of the last product manufactured by us or Zimmer, Inc., as the case may be, pursuant to such agreements, which will generally be no later than March 1, 2027.

Other agreements include the Intellectual Property Matters Agreement and the Transitional Trademark License Agreement.

18. Restructuring

In April 2023, we initiated restructuring activities to better position our organization for future success based on the current business environment. In July 2023, we continued these activities and took additional actions. These activities have the objective of reducing our global cost structure and streamlining our organizational infrastructure across all regions, functions and levels. During the year ended December 31, 2023, we recorded pre-tax charges of $4.2 million related to these actions. The restructuring charges incurred in the year ended December 31, 2023 under this plan were primarily related to employee termination benefits and professional fees. Future charges under this plan are expected to be negligible.

In June 2022, we initiated a restructuring plan with the objective of reducing costs and optimizing our global footprint. During the years ended December 31, 2023 and 2022, actions under this plan resulted in pre-tax charges of $0.3 million and $2.5 million, respectively. The restructuring charges incurred in the year ended December 31, 2023 under this plan were primarily related to employee termination benefits. We have incurred pre-tax charges of $2.8 million from inception through December 31, 2023, and we anticipate total charges of approximately $3.8 million related to this plan. We anticipate incurring the remaining charges throughout 2024.

In December 2019 and December 2021, Zimmer Biomet initiated restructuring plans (the "ZB Restructuring Plans") with an objective of reducing costs to allow further investment in higher priority growth opportunities. We incurred pre-tax restructuring charges related to the ZB Restructuring Plans of $0, $0.1 million and $0.3 million in 2023, 2022 and 2021, respectively. The restructuring charges incurred under these plans primarily related to impairment of assets. We have not incurred and do not expect to incur material expenses from the ZB Restructuring Plans after June 30, 2022.

The following table summarizes the liabilities directly attributable to us that were recognized under the plans discussed above and excludes non-cash charges (in thousands):

	Employee Termination Benefits	Other	Total
Balance, December 31, 2021	$ —	$ —	$ —
Additions	2,558	—	2,558
Cash payments	(1,101)	—	(1,101)
Balance, December 31, 2022	1,457	—	1,457
Additions	2,811	1,679	4,490
Cash payments	(3,321)	(1,679)	(5,000)
Balance, December 31, 2023	$ 947	$ —	$ 947

19. Quarterly Financial Data (UNAUDITED)

The following presents a summary of the unaudited quarterly data for the years ended December 31, 2023 and 2022 (amounts in millions, except per share data):

	Year Ended December 31, 2023			
Quarter	**4th**	**3rd**	**2nd**	**1st**
Third party sales, net	$ 113.1	$ 105.3	$ 118.6	$ 120.2
Operating loss	(15.2)	(2.1)	(9.0)	(4.6)
Net Loss from Continuing Operations of ZimVie Inc.	(22.1)	(8.0)	(11.4)	(14.5)
(Loss) income from discontinued operations, net of tax	(312.7)	2.9	(12.0)	(15.5)
Net Loss of ZimVie Inc.	$ (334.8)	$ (5.1)	$ (23.4)	$ (30.0)
Basic (Loss) Earnings Per Common Share:				
Continuing operations	$ (0.83)	$ (0.30)	$ (0.43)	$ (0.55)
Discontinued operations	(11.76)	0.11	(0.46)	(0.59)
Net Loss	$ (12.59)	$ (0.19)	$ (0.89)	$ (1.14)
Diluted (Loss) Earnings Per Common Share				
Continuing operations	$ (0.83)	$ (0.30)	$ (0.43)	$ (0.55)
Discontinued operations	(11.76)	0.11	(0.46)	(0.59)
Net Loss	$ (12.59)	$ (0.19)	$ (0.89)	$ (1.14)

In the fourth quarter of 2023, we recorded a $289.5 million pre-tax write-down of the spine disposal group to fair value (see Note 3).

	Year Ended December 31, 2022			
Quarter	**4th**	**3rd**	**2nd**	**1st**
Third party sales, net	$ 115.7	$ 105.2	$ 118.2	$ 120.6
Operating loss	(12.6)	(19.4)	(4.6)	(9.9)
Net Loss from Continuing Operations of ZimVie Inc.	(15.3)	(16.6)	(4.9)	(10.1)
(Loss) income from discontinued operations, net of tax	(15.0)	17.4	(3.8)	(15.6)
Net (Loss) Earnings of ZimVie Inc.	$ (30.3)	$ 0.8	$ (8.7)	$ (25.7)
Basic (Loss) Earnings Per Common Share:				
Continuing operations	$ (0.59)	$ (0.64)	$ (0.19)	$ (0.39)
Discontinued operations	(0.57)	0.67	(0.14)	(0.59)
Net (Loss) Earnings	$ (1.16)	$ 0.03	$ (0.33)	$ (0.98)
Diluted (Loss) Earnings Per Common Share				
Continuing operations	$ (0.59)	$ (0.63)	$ (0.19)	$ (0.39)
Discontinued operations	(0.57)	0.66	(0.14)	(0.59)
Net (Loss) Earnings	$ (1.16)	$ 0.03	$ (0.33)	$ (0.98)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and our Chief Financial Officer, with assistance from other members of management, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework and criteria established in *Internal Control—Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2023 and issued an unqualified opinion thereon as stated in their report, which appears under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in the SEC's rules).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this item is incorporated by reference from our definitive Proxy Statement for the 2024 annual meeting of stockholders (the "2024 Proxy Statement").

Information regarding our executive officers is included in Part I, Item 1 of this Annual Report under the caption "Information About Our Executive Officers."

We have adopted the ZimVie Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "finance code of ethics"), a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and other finance organization senior employees. The finance code of ethics is publicly available in the Investor Relations section of our website, which may be accessed from our homepage at www.zimvie.com or directly at https://investor.zimvie.com. If we make any substantive amendments to the finance code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer, we will disclose the nature of that amendment in the Investor Relations section of our website.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by this item is incorporated by reference from our 2024 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by this item is incorporated by reference from our 2024 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information required by this item is incorporated by reference from our 2024 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required by this item is incorporated by reference from our 2024 Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements: See the Consolidated Financial Statements under Part II, Item 8 on page 46 of this Annual Report.

   2. Financial Statement Schedule

All schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

   3. Exhibits

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated as of March 1, 2022, by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
2.2**	Equity Purchase Agreement, dated as of December 15, 2023, among ZimVie Inc., ZEB Buyer, LLC and Zimmer Biomet Spine, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 18, 2023).
3.1	Amended and Restated Certificate of Incorporation of ZimVie Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
3.2	Amended and Restated Bylaws of ZimVie Inc., effective as of February 17, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2023).
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2022).
10.1	Tax Matters Agreement, dated as of March 1, 2022, by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.2	Transition Services Agreement, dated as of March 1, 2022, by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.3	Intellectual Property Matters Agreement, dated as of March 1, 2022, by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.4	Transition Manufacturing and Supply Agreement, dated as of March 1, 2022, by and between Zimmer, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.5	Reverse Transition Manufacturing and Supply Agreement, dated as of March 1, 2022, by and between Zimmer, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.6	Transitional Trademark License Agreement, dated as of March 1, 2022, by and between Zimmer Biomet Holdings, Inc. and ZimVie Inc. (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on March 1, 2022).
10.7	Credit Agreement, dated as of December 17, 2021, by and among ZimVie Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and syndication agent, and the lenders and issuing banks named therein (incorporated by reference to Exhibit 10.18 of the Company's Amendment No. 1 to Form 10 Registration Statement filed with the SEC on February 2, 2022).
10.8+	ZimVie Inc. Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.5 of the Company's Form S-8 Registration Statement (Registration No. 333-263069) filed with the SEC on February 28, 2022).
10.9+	ZimVie Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2022).
10.10+	ZimVie Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.11+	ZimVie Inc. Change in Control Severance Agreement with Vafa Jamali, dated as of March 1, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).

10.12+	Form of ZimVie Inc. Change in Control Severance Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.13+	ZimVie Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.14+	ZimVie Inc. Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.15+	Form of ZimVie Inc. Corporate Executive Confidentiality, Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.16+	ZimVie Inc. Supplemental Individual Disability Insurance Plan (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.17+	Form of ZimVie Inc. Indemnification Agreement with Directors and Executive Officers (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.18+	ZimVie Inc. 2022 Stock Incentive Plan (As amended on May 12, 2023) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2023).
10.19+	Form of ZimVie Inc. Three-Year Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.20+	Form of ZimVie Inc. Three-Year Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2023).
10.21+	Form of ZimVie Inc. Three-Year Vesting Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.22+	ZimVie Inc. Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.4 of the Company's Form S-8 Registration Statement (Registration No. 333-263069) filed with the SEC on February 28, 2022).
10.23+	Form of ZimVie Inc. Restricted Stock Unit Award Agreement under the Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on March 7, 2022).
10.24+	Revised Offer Letter, dated as of January 31, 2021, by and between Zimmer Biomet Holdings, Inc. and Vafa Jamali (incorporated by reference to Exhibit 10.9 of the Company's Form 10 Registration Statement filed with the SEC on January 21, 2022).
10.25+	Offer Letter, dated as of August 13, 2021, by and between Zimmer Biomet Holdings, Inc. and Richard J. Heppenstall (incorporated by reference to Exhibit 10.10 of the Company's Form 10 Registration Statement filed with the SEC on January 21, 2022).
10.26+	Offer Letter, dated as of April 12, 2021, by and between Zimmer Biomet Holdings, Inc. and Rebecca Whitney (incorporated by reference to Exhibit 10.11 of the Company's Form 10 Registration Statement filed with the SEC on January 21, 2022).
10.27+	Offer Letter, dated as of May 19, 2021, by and between Zimmer Biomet Holdings, Inc. and Indraneel Kanaglekar (incorporated by reference to Exhibit 10.12 of the Company's Form 10 Registration Statement filed with the SEC on January 21, 2022).
10.28+	Offer Letter, dated as of June 15, 2021, by and between Zimmer Biomet Holdings, Inc. and Heather Kidwell (incorporated by reference to Exhibit 10.13 of the Company's Form 10 Registration Statement filed with the SEC on January 21, 2022).
21.1*	List of Subsidiaries.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	ZimVie Inc. Compensation Recovery Policy effective February 17, 2023 (amended October 2, 2023).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. ZimVie hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the SEC.

\+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

ZimVie Inc.

Date: February 28, 2024

By: /s/ Vafa Jamali
Vafa Jamali
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Vafa Jamali **Vafa Jamali**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2024
/s/ Richard Heppenstall **Richard Heppenstall**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 28, 2024
/s/ Sandra Schneider **Sandra Schneider**	Chief Accounting Officer (Principal Accounting Officer)	February 28, 2024
/s/ Vinit Asar **Vinit Asar**	Director	February 28, 2024
/s/ Sally Crawford **Sally Crawford**	Director	February 28, 2024
/s/ David King **David King**	Director	February 28, 2024
/s/ Richard Kuntz, M.D. **Richard Kuntz, M.D.**	Director	February 28, 2024
/s/ Karen Matusinec **Karen Matusinec**	Director	February 28, 2024







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